     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1999

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------
                          CAPROCK COMMUNICATIONS CORP.
             (Exact name of registrant as specified in its charter)

             TEXAS                            1731                          75-2765572
 (State or other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
      of incorporation or          Classification Code Number)          Identification No.)
         organization)

                          CAPROCK COMMUNICATIONS CORP.
                        15601 DALLAS PARKWAY, SUITE 700
                                DALLAS, TX 75248
                                 (972) 982-9500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
                             ----------------------
                           MR. JERE W. THOMPSON, JR.
                            CHIEF EXECUTIVE OFFICER
                          CAPROCK COMMUNICATIONS CORP.
                        15601 DALLAS PARKWAY, SUITE 700
                                DALLAS, TX 75248
                                 (972) 982-9500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ----------------------

                                   Copies to:

               A. MICHAEL HAINSFURTHER                                 WILLIAM F. SCHWITTER
                 MARK A. KOPIDLANSKY                                      KNUTE J. SALHUS
           MUNSCH HARDT KOPF & HARR, P.C.                      PAUL, HASTINGS, JANOFSKY & WALKER LLP
        1445 ROSS AVENUE, 4000 FOUNTAIN PLACE                             399 PARK AVENUE
              DALLAS, TEXAS 75202-2790                               NEW YORK, NEW YORK 10022
                   (214) 855-7500                                         (212) 318-6000

                             ----------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                             ----------------------
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If the Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
           TITLE OF EACH                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM
        CLASS OF SECURITIES             AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
         TO BE REGISTERED                REGISTERED           PER SHARE              PRICE          REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.......   7,475,000 shares          $17.19            $128,495,250         $35,721.68
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

    The "Proposed Maximum Offering Price" and the "Price Per Share" includes 975,000 shares subject to the Underwriters' over-allotment option. All figures used above are estimates solely for the purpose of calculating the registration fee pursuant to Rule 457(c) using the average of the high and low prices on March 18, 1999 of the registrant's common stock as reported on the Nasdaq National Market System.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MARCH 19, 1999

PROSPECTUS

                                6,500,000 SHARES
                                     [LOGO]

                          CAPROCK COMMUNICATIONS CORP.

                                  COMMON STOCK
                             ----------------------
     CapRock Communications Corp. is selling 5,000,000 shares of its Common Stock and certain of our shareholders are selling collectively 1,500,000 shares of their Common Stock. We will not receive any proceeds from the sale of shares by the selling shareholders. Our Common Stock is traded on the Nasdaq National Market under the symbol "CPRK." The last reported sales price of the Common Stock on the Nasdaq National Market on March 18, 1999 was $16 7/8 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS, WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.
                             ----------------------

                                                             PER SHARE   TOTAL
                                                             ---------   -----
Public Offering Price......................................  $           $
Underwriting Discount......................................  $           $
Proceeds, before expenses, to CapRock......................  $           $
Proceeds, before expenses, to the selling shareholders.....  $           $

     The selling shareholders have granted the Underwriters the right to purchase up to an additional 975,000 shares of Common Stock at the public offering price, less the underwriting discount, to cover over-allotments. The Underwriters are offering the shares when, as and if they purchase them. They have the right to reject orders from potential investors in whole or in part. The Common Stock will be ready for delivery to investors on or about
               , 1999.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

MERRILL LYNCH & CO.
                 BEAR, STEARNS & CO. INC.
                                  DONALDSON, LUFKIN & JENRETTE
                                               GOLDMAN, SACHS & CO.
                             ----------------------
           The date of this Prospectus is                     , 1999

                                  INSIDE COVER

        [MAP OF SOUTHWEST REGION SHOWING EXISTING AND PROPOSED NETWORK]

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Forward-Looking Statements..................................     2
Summary.....................................................     4
Risk Factors................................................     8
Use Of Proceeds.............................................    17
Market Information And Dividend Policy......................    18
Capitalization..............................................    19
Selected Consolidated Financial Data........................    20
Management's Discussion And Analysis Of Financial Condition
  And Results Of Operations.................................    22
Business....................................................    33
Regulation And Licenses.....................................    47
Management..................................................    56
Certain Transactions........................................    65
Principal And Selling Shareholders..........................    67
Description Of Certain Indebtedness.........................    69
Description Of Capital Stock................................    70
Shares Eligible For Future Sale.............................    71
Underwriting................................................    73
Legal Matters...............................................    75
Experts.....................................................    75
Where You Can Find More Information.........................    75
Index To Consolidated Financial Statements..................   F-1

                             ----------------------

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about CapRock, including:

     - our anticipated growth strategies,

     - anticipated trends in our business, including trends in technology and the growth of communication network products and services,

     - future expenditures for capital projects, and

     - our ability to continue to control costs and maintain quality.

     These statements may be found in the sections of this Prospectus entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and in this Prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this Prospectus.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Prospectus might not occur.
                             ----------------------

     In making a decision about buying these securities, you should rely only on the information contained in this Prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with information that is different from the information contained in this Prospectus. This Prospectus is intended to offer no securities other than the Common Stock of CapRock. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus only, regardless of the time of delivery of this Prospectus or any sale of these securities. Our business, financial condition, results of operations and prospects may have changed since that date.
                             ----------------------

     We use market data and industry forecasts throughout this Prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed is reliable, but we have not independently verified this information. Neither we nor any of the Underwriters represents that any such information is accurate.

     We are a Texas corporation. Our principal executive offices are located at 15601 Dallas Parkway, Suite 700, Dallas, Texas 75248, and our telephone number is (972) 982-9500. We maintain a world wide web site at www.caprock.com. The reference to our world wide web address does not constitute incorporation by reference of the information contained at the site. In this Prospectus, the "Company," "CapRock," "we," "us," and "our" refer to CapRock Communications Corp. and its subsidiaries, including IWL Communications, Inc. ("IWL Communications"), CapRock Telecommunications Corp. ("CapRock Telecommunications"), CapRock Fiber Network Ltd. ("CapRock Fiber"), CapRock Network Services, L.P., CapRock Telecommunications Leasing Corp. and CapRock Design Services, L.P., unless the context otherwise requires. In addition, "Common Stock" refers to our common stock, $.01 par value per share. See "Description of Capital Stock." Unless otherwise stated, all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option to purchase up to 975,000 shares of Common Stock. CapRock and CapRock Communications are trademarks of CapRock. All other trade names or trademarks appearing in this Prospectus are the property of their respective holders.

                                    SUMMARY

     This summary highlights some information contained in this Prospectus and may not contain all the information that is important to you. You should read this summary together with the more detailed information and our financial statements and notes appearing elsewhere in this Prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our Common Stock. You should carefully consider, among other things, the matters shown in "Risk Factors."

                                  OUR BUSINESS

     We own and operate a scalable long-haul fiber network which upon completion is expected to cover approximately 5,500 route miles throughout the Southwest region, which includes Texas, Louisiana, Arkansas, Oklahoma and New Mexico. This fiber network supports the voice, data, bandwidth and dark fiber services we provide to our carrier and retail customers. Our 1998 revenues were $121.8 million and EBITDA (exclusive of merger related expenses of $2.3 million) was $15.0 million. Over the past five years, our revenues have grown at a compound annual growth rate of 55%.

     We intend to be the premier provider of carriers' carrier services and the leading facilities-based integrated communications provider in the Southwest region. To measure our progress, we classify our revenues in three categories: carriers' carrier, integrated services and systems services. Our carriers' carrier revenues include domestic and international long distance, bandwidth and dark fiber services sold to telecommunications carriers and other wholesale customers. Currently, we have over 100 carrier customers, including AT&T, MCI WorldCom, Sprint Corporation and Qwest Communications, as well as many regional independent companies such as Century Telephone Enterprises, Inc. and Lufkin Conroe Telephone. Our integrated services revenues reflect our local, long distance, Internet, data and private line products provided to over 5,000 small and medium-sized businesses on a single bundled bill. Lastly, our systems services revenues represent the voice and data systems and services we provide primarily to the oil and gas industry offshore in and along the Gulf of Mexico.

     We are focused on the Southwest region because of this region's size and attractive growth prospects and because we believe that as a region it is currently underserved by other major telecommunications providers. We believe our ability to offer integrated telecommunication services along with superior customer service will be particularly attractive to small and medium-sized businesses that desire simple bundled plans from a single provider. Many of the smaller markets within our region do not have telecommunications alternatives to the incumbent local telephone company. We also believe that a regional focus enables us to achieve certain economies of scale due to the concentrated deployment of network assets, our sales and marketing efforts and our management. By maximizing the amount of traffic that remains on our network, we can maximize our gross profit margins and returns on invested capital.

                                  OUR STRATEGY

     Our business objectives are to establish ourselves as the premier carriers' carrier and to be the dominant integrated communications provider in the Southwest region. To achieve these objectives, we intend to:

     - build the region's most advanced, scalable and extensive fiber optic network,

     - create a strategic, regionally focused asset,

     - pursue a cost-effective network build,

     - focus on high value-added local switching infrastructure,

     - provide bundled communications solutions to small and medium-sized businesses,

     - pursue acquisitions and strategic alliances,

     - build market share through personalized sales and customer service, and

     - leverage our advanced back office systems.

                                  OUR NETWORK

     By the end of the year 2000, we intend to build out our fiber optic network to approximately 5,500 route miles throughout the Southwest region. We began constructing and operating a regional fiber network in 1993. At the end of 1998, the first 800 route miles of our scalable, regional fiber network were substantially completed, linking San Antonio, Laredo, McAllen, Harlingen, Corpus Christi, Victoria and Houston, Texas. Over the past two years, we have met substantially all of our milestones with respect to our construction schedules and budgets. We currently have approximately 1,870 route miles under construction and expect to have approximately 3,000 route miles completed by the end of 1999, linking south Texas, San Antonio, Houston, Austin, Waco, Dallas, Fort Worth, Amarillo, Oklahoma City, Tulsa, Little Rock, Monroe and New Orleans. We expect that the remainder of the 5,500 mile fiber network will be completed by the end of the year 2000. Given the increased demand for our fiber-based telecommunications services over the past year, we increased our planned network build out from approximately 4,300 route miles to approximately 5,500 route miles. We also increased the number of conduits being deployed along each route from three to four.

     In addition to our extensive fiber network, our network facilities also include seven local and long distance switches (six which we own and one which we manage), with another four local switches scheduled to be installed in the second and third quarters of 1999. We plan to colocate our equipment in 20 central offices with incumbent local telephone companies (13 of which are currently in process) for the provision of local services using unbundled network elements by the end of 1999. We also plan to purchase and deploy in the second and third quarters of 1999 ten ATM data switches to support our Internet, frame relay and ATM services.

                                  OUR ADDRESS

     The mailing address of our principal executive offices is 15601 Dallas Parkway, Suite 700, Dallas, Texas 75248 and our telephone number at that address is (972) 982-9500.

                                  THE OFFERING

Common Stock offered:
  By CapRock...............  5,000,000 shares
  By the selling
shareholders...............  1,500,000 shares
          Total............  6,500,000 shares

Common Stock to be
outstanding after the
  offering(1)..............  33,939,627 shares

Use of proceeds............  The net proceeds received by CapRock from this offering (after deducting the underwriting discounts and commissions and estimated offering expenses) will be approximately $78,000,000. We intend to use these net proceeds to fund the development and growth of our business and for potential business acquisitions, working capital and general corporate purposes.

Risk factors...............  See "Risk Factors" and other information included in this Prospectus for a discussion of factors you should carefully consider before deciding to invest in our Common Stock.

Nasdaq National Market
symbol.....................  CPRK
---------------

(1) If the Underwriters exercise the option granted to them in this offering to purchase additional shares of our Common Stock to cover over-allotments, then the total number of shares to be offered would be increased by up to 975,000 shares, all of which would be sold by the selling shareholders. The number of shares outstanding excludes 2,425,602 shares of Common Stock reserved for issuance under our employee and director stock option plans and other employee benefit plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth our summary consolidated financial data as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998. Our business combination among our predecessor companies was completed on August 26, 1998 and was accounted for as a pooling of interests. Accordingly, the Consolidated Balance Sheets as of December 31, 1998 and the Consolidated Statements of Operations, Stockholders' Equity and Comprehensive Income and Cash Flows for each of the years in the three year period ended December 31, 1998 include the three predecessor companies (i.e., CapRock Telecommunications, CapRock Fiber and IWL Communications) as though these entities were always part of CapRock.

     In May 1998, IWL Communications changed its fiscal year end to coincide with the fiscal years of CapRock, CapRock Telecommunications and CapRock Fiber. The Consolidated Statement of Operations for the year ended December 31, 1996 combines the operating activity of IWL Communications for the year ended June 30, 1996 with CapRock Telecommunications and CapRock Fiber operating activity for the year ended December 31, 1996. The net income of IWL Communications in the amount of approximately $260,000 for the six month period ended December 31, 1996 was excluded from the Consolidated Statement of Operations for the year ended December 31, 1996 as a result of the non-conforming year ends for such period. This amount was included as an adjustment to retained earnings in the Consolidated Statement of Stockholders' Equity and Comprehensive Income in 1997. The cash flow for IWL Communications for this six month period was added to the 1997 beginning balance in the Consolidated Statement of Cash Flows.

                                                                    AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------
                                                               1994       1995       1996        1997        1998
                                                              -------    -------    -------    --------    ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $21,159    $29,407    $50,970    $ 75,349    $ 121,774
Cost of services and product resales........................   15,295     21,185     39,357      52,471       83,221
                                                              -------    -------    -------    --------    ---------
        Gross profit........................................    5,864      8,222     11,613      22,878       38,553
Operating expenses:
  Selling, general and administrative.......................    5,565      7,326      8,983      14,074       23,528
  Merger related expenses...................................       --         --         --          --        2,313
  Depreciation and amortization.............................      631      1,186      1,536       3,346        4,887
                                                              -------    -------    -------    --------    ---------
        Total operating expenses............................    6,196      8,512     10,519      17,420       30,728
                                                              -------    -------    -------    --------    ---------
Operating income (loss).....................................     (332)      (290)     1,094       5,458        7,825
Interest expense, net.......................................     (224)      (484)      (585)     (1,603)      (6,441)
Other income................................................      256        151         42         220          106
                                                              -------    -------    -------    --------    ---------
Income (loss) before income taxes and extraordinary item....     (300)      (623)       551       4,075        1,490
Income taxes................................................       77         48        227       1,513        1,267
                                                              -------    -------    -------    --------    ---------
Income (loss) before extraordinary item.....................     (377)      (671)       324       2,562          223
Extraordinary item -- extinguishment of debt................       --        645         --          --           --
                                                              -------    -------    -------    --------    ---------
        Net income (loss)...................................  $  (377)   $   (26)   $   324    $  2,562    $     223
                                                              =======    =======    =======    ========    =========
Pro forma net income (loss):
  Income (loss) before income taxes and extraordinary
    item....................................................  $  (300)   $  (623)   $   551    $  4,075    $   1,490
  Pro forma income taxes, as if CapRock Fiber was a C
    corporation.............................................     (131)      (211)       143       1,475        1,267
                                                              -------    -------    -------    --------    ---------
  Income (loss) before extraordinary item...................     (169)      (412)       408       2,600          223
  Extraordinary item, net of taxes..........................       --        397         --          --           --
                                                              -------    -------    -------    --------    ---------
        Pro forma net income (loss).........................  $  (169)   $   (15)   $   408    $  2,600    $     223
                                                              =======    =======    =======    ========    =========
Historical and pro forma income (loss) per common share:
  Income (loss) before extraordinary item...................  $ (0.01)   $ (.002)   $  0.01    $   0.09    $    0.01
  Extraordinary item, net of tax............................       --       .002         --          --           --
                                                              -------    -------    -------    --------    ---------
  Basic and diluted.........................................  $ (0.01)   $    --    $  0.01    $   0.09    $    0.01
                                                              =======    =======    =======    ========    =========
Weighted average shares outstanding:
  Basic.....................................................   25,715     25,926     27,146      27,984       28,899
  Diluted...................................................   25,715     25,936     27,156      28,481       30,028
OPERATING DATA:
EBITDA(1)...................................................  $   299    $   897    $ 2,630    $  8,804    $  15,025
Cash flows provided by (used in) operations.................     (593)       827        781       4,112        7,125
Cash flows used in investing activities.....................   (1,366)    (1,919)    (9,350)    (12,987)    (134,350)
Cash flows provided by financing activities.................    2,324        903      8,605      12,113      123,989
Capital expenditures........................................    1,822      2,282     10,212      13,630       36,855
BALANCE SHEET DATA:
Working capital (deficit)...................................  $  (441)   $  (797)   $(2,153)   $   (305)   $ 102,489
Property, plant and equipment, net..........................    2,935      6,705     15,901      27,341       59,607
Total assets................................................    9,596     13,198     28,522      49,389      191,966
Long-term debt and capital lease obligations................    1,221      2,443     13,254      21,062      145,187
Stockholders' equity........................................    2,829      3,552      3,886      14,086       16,062

---------------

(1) EBITDA consists of earnings before interest, income taxes, depreciation and amortization and merger related expenses. EBITDA is a measure commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.

                                  RISK FACTORS

     You should carefully consider the following risk factors and warnings before making an investment decision. The risks described below are not the only ones facing our company. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment. You should also refer to the other information shown in this Prospectus, including our consolidated financial statements and the related notes.

SUCCESSFUL COMPLETION AND UTILIZATION OF OUR FIBER NETWORK DEPENDS ON MANY
FACTORS

     Meeting our business objectives will largely depend on our ability to complete and efficiently utilize our fiber network. We must also achieve substantial traffic volume over the expanded network in order to fully realize the expected cash flows, operating efficiencies and cost benefits. The successful completion of our fiber network depends upon many factors, some of which are beyond our control, including:

     - gaining access to sufficient capital,

     - obtaining access to rights-of-way,

     - the timely granting of franchise agreements,

     - the availability of construction contractors,

     - timing conflicts with other fiber projects which could increase contractor costs,

     - the pricing and availability of advanced fiber optic cable,

     - construction delays, and

     - cost overruns.

     Although we believe that our cost estimates and build out schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the construction of our fiber network will match our estimates.

INCREASING SUPPLY COULD EXCEED DEMAND AND REDUCE PRICES

     We expect that prices for fiber, bandwidth and data services will decline over the next several years as the deployment of new fiber networks add substantially more supply than in the past. Additionally, technological advances such as dense wave division multiplexing, high speed optical transmission electronics and packet switching will substantially increase the transmission capacity of fiber at much lower costs. We cannot assure you that we will be able to achieve increased traffic volumes at acceptable prices and volumes to support the expanded network. Our financial condition could be adversely affected if we are unable to successfully market the capacity of our network or adequately utilize our network capacity for internal traffic.

THE COMMUNICATIONS SERVICES INDUSTRY IS HIGHLY COMPETITIVE

     The communications services industry is highly competitive, rapidly evolving and subject to constant technological change. In particular, numerous companies offer long distance, local, Internet, data and bandwidth services, and we expect competition to increase in the future. We believe that existing competitors will likely continue to expand their service offerings to appeal to our existing or potential customers. Many of our existing competitors have greater financial, personnel, brand recognition and other resources. Moreover, we expect that new competitors will enter the communications market, and that some of these new competitors may offer similar services to those offered by us. In addition, the regulatory environment in which we operate is undergoing significant change. As this regulatory environment evolves, changes may occur that could create greater or unique competitive advantages for our current or potential competitors, or could make it easier for other new entrants to provide services. Other providers currently offer one or more of each of the services we offer, and many communications companies operate generally in the same long distance, local, Internet, data and bandwidth service submarkets as we do. As a service provider in the long distance communications industry, we compete with several well established providers, as well as many other long distance providers with less significant market share. See "Business -- Competition."

WE MAY NEED ADDITIONAL CAPITAL AFTER 2000 TO FINANCE FURTHER EXPANSION OF OUR FIBER NETWORK

     We estimate that our total capital requirements for 1999 will be approximately $250 million and $160 million for 2000. We believe that proceeds from this offering and a credit facility that we are currently negotiating, together with cash flow from operations, borrowings, sales of dark fiber and other sources of financing, will be sufficient to fund our capital expenditures and working capital requirements through the end of the year 2000. However, we cannot assure you that the anticipated sources of working capital will continue to be available, that we have anticipated all future costs, or that our expected financial resources will be sufficient to cover future expenditures. Our revenues and costs are dependent upon factors that are not within our control, such as regulatory changes, changes in technology, and increased competition. Due to the uncertainty of these factors, actual revenues and costs may vary from expected amounts, and such variations are likely to affect our future capital requirements.

     Working capital is expected to be used, among other purposes, for:

     - expansion of our fiber network,

     - installation of additional voice and data switches,

     - colocating in the central offices of local telephone companies,

     - opening new sales offices,

     - recruiting and training new personnel, and

     - additional and increased marketing expenses.

     We may need additional capital after 2000 to finance further expansion of our fiber and switching networks. The actual amount and timing of future capital requirements may differ from our estimates, depending on the demand for services, regulatory, technological and competitive developments, new market developments and new opportunities. We may also require additional capital in the future, or sooner than currently anticipated, for new business activities related to our current and planned businesses or in the event we decide to make additional acquisitions or enter into joint ventures and strategic alliances. Sources of additional capital may include cash flow from operations, public and private equity, debt financings, vendor financings and sales of dark fiber. If we fail to generate or raise enough capital, some or all of our future expansion plans may be delayed or abandoned, which could have a material adverse effect on our company.

WE HAVE SIGNIFICANT INDEBTEDNESS AND INTEREST PAYMENT OBLIGATIONS

     We are highly leveraged and have a significant amount of debt outstanding. At December 31, 1998, we had approximately $145.2 million of long-term debt, net of $4.8 million of unamortized debt issuance costs, and our debt-to-equity ratio was approximately 9 to 1. See "Capitalization." This degree of leverage may have important consequences to our shareholders, such as limiting our ability to finance our future operations, to compete effectively against better capitalized companies, to be flexible in planning for and reacting to changes in our business, to withstand downturns in our business or the economy generally, and to pursue business opportunities.

     Our ability to pay the principal and interest on our debt will depend upon our future performance and the successful implementation of our business strategy, which is subject to several uncertainties, many of which are beyond our control. We cannot assure you that we will have enough cash flow in the future to let us meet our anticipated debt service requirements, including with respect to our senior notes in the aggregate principal amount of $150,000,000 that we issued in 1998. Failure to generate sufficient cash flow may impair our ability to obtain additional equity or debt financing or to meet our debt service requirements, including the payment of principal and interest on our senior notes. In such circumstances, we may be required to renegotiate the terms of our long-term debt or to refinance all or a portion of our long-term debt. We cannot assure you that we would be able to renegotiate successfully those terms or refinance our debt when required or that the terms of the refinancing or of any new financings would be acceptable to management. If we were unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as the sale of certain assets to meet our debt service obligations, the sale of equity, or negotiations with our lenders to restructure our debt.

THE RESTRICTIONS IN OUR SENIOR NOTE INDENTURE LIMIT OUR ABILITY TO EFFECT TRANSACTIONS AND RESTRICT OUR OPERATIONS

     The indenture for our senior notes imposes significant operating and financial restrictions on us and our subsidiaries. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

     - borrowing additional money,

     - paying dividends or making other distributions to our shareholders,

     - limiting the ability of subsidiaries to make payments to us,

     - making certain investments,

     - creating certain liens on our assets,

     - selling certain assets and using the proceeds from those sales for certain purposes,

     - entering into transactions with affiliates, and

     - engaging in certain mergers or consolidations.

     We expect that the credit facility that we are currently negotiating will contain similar restrictive covenants. These restrictions could limit our ability to obtain future financing, make needed capital expenditures, withstand a future downturn in our business or in the economy or otherwise conduct necessary corporate activities.

     Our failure to comply with the restrictions in the indenture and any senior credit facilities that we have in place from time to time could lead to a default under the terms of those documents. We expect that the credit facility will also require us to maintain specified financial ratios and satisfy certain financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, there can be no assurance that we will be able to meet such tests. In the event of a default under any of our senior credit facilities, the applicable lenders could terminate their commitments to lend to us or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occurs, we cannot assure you that we would be able to make the necessary payments to the lenders or be able to find alternate financing. Even if we could obtain alternate financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

OUR RAPID GROWTH MAY BE DIFFICULT TO MANAGE

     Our company has experienced significant growth in recent years, which has increased the level of responsibility on our management personnel. We intend to continue growing so that we can pursue existing and potential market opportunities. This continued growth will place a significant strain on our management, as well as our financial and other resources. In order to manage our growth effectively, we must continue to implement and improve our operational systems, procedures, and controls. If we fail to implement these systems, our business, financial condition, and results of operations will be materially and adversely affected. As we continue to grow, it is important that our management information systems provide adequate, accurate and timely financial information so management can make effective and timely business decisions. Although we believe that our current management information systems are adequate, they may need to be upgraded eventually. If our current management information systems fail, or we fail to hire and retain qualified sales, marketing, administrative, operating and technical personnel, our business operations may be adversely affected. Although we believe we have properly projected and are anticipating our needs, we cannot assure you that we will be able to properly manage our rapid growth.

OUR ABILITY TO PROVIDE LOCAL TELEPHONE SERVICE IS DEPENDENT ON INCUMBENT LOCAL EXCHANGE CARRIERS

     In addition to providing local service utilizing total service resale provided by ILECs, we intend to significantly expand our use of unbundled network elements. Unbundled network elements constitute the components of the services customers purchase. We expect the resale of unbundled network elements and services of incumbent local telephone companies, or ILECs, to play an important part in our local exchange service business strategy. Although the 1996 Telecommunications Act requires the ILECs to allow such resale, we cannot guarantee either:

          (1) that the 1996 Telecommunications Act, certain provisions of which ILECs have challenged in federal court, will be implemented on a timely basis and on favorable terms, including specifically that the rules governing which elements ILECs must provide and the cost methodology for providing these elements, which are currently under FCC and judicial review, will be upheld, or

          (2) that we can successfully negotiate with ILECs the necessary colocation, interconnection and resale agreements, particularly those agreements that govern the purchase of the unbundled network elements.

     Any substantial limitation on our ability to secure reasonable and timely access to ILEC services and unbundled network elements, to obtain agreements on as favorable terms as our competitors, or difficulties obtaining ILEC cooperation in migrating our local service customers from ILEC facilities to our facilities could have a material adverse effect on our financial condition, results of operations and cash flow. See "Regulation and Licenses -- Government Regulation."

OUR ABILITY TO PROVIDE LONG DISTANCE SERVICE IS DEPENDENT ON OTHER LONG DISTANCE CARRIERS

     Our ability to provide long distance services to certain domestic and international locations, especially those not on our network, depends on agreements with many other carriers. The transmission rates under some of these agreements are lower than the rates we would charge by terminating traffic directly with the ILEC at tariffed rates. If we lost access to the services we receive under these contracts, if the carriers providing these services raise their rates or if the services we receive suffer a reduction in quality, it could have a negative effect on our financial condition, results of operations and cash flow.

OUR INFORMATION SYSTEMS ARE VITAL TO ALL ASPECTS OF OUR BUSINESS

     Sophisticated operations support systems, or OSS systems, are vital to all aspects of our business. Internally developed and externally purchased information and support systems help to manage our growth and operations efficiently. As part of our business, we transfer large amounts of electronic data to and from ILECs and other local telephone companies that compete with the ILECs, or CLECs. We will be at a competitive disadvantage if we fail to establish Electronic Data Interfaces, or EDIs, with Southwestern Bell, GTE, Bell South, and other ILECs if our competitors successfully establish EDIs with those carriers. Unanticipated problems in any of the above areas, or our inability to implement solutions in a timely manner, or our failure to establish or upgrade systems as necessary, could have a material adverse impact on our ability to reach our objectives and on our financial condition, results of operations and cash flow. See "Business -- Customer Care and Support."

WE NEED TO RETAIN OUR KEY MANAGEMENT PERSONNEL AND HIRE ADDITIONAL QUALIFIED PERSONNEL

     We believe that our success largely depends on the continued involvement and management of our executive management team and our ability to hire additional qualified personnel. The competition for qualified managers and employees in the telecommunications industry is intense. Accordingly, we cannot assure you that we will be able to retain these key employees or that we will be able to attract or retain skilled personnel in the future. The loss of the services of any of these people could have a material adverse effect on our business, results of operations and financial condition. See "Management -- Employment Agreements."

WE DEPEND ON OUR MAJOR CUSTOMERS

     Our customers generally use more than one telecommunication service provider. They can quickly switch from our services to other providers without incurring significant expense. In addition, our customer agreements generally provide that in the event of prolonged loss of service or for other good reasons, customers may terminate our service without penalty. As a result, we cannot assure you that we will be able to retain our customers. For the year ended December 31, 1998, revenues from services provided to MCI WorldCom accounted for more than 10% of our revenues. The loss or significant decrease of business from any of our largest customers would have a material adverse effect on our business. Customers in the oil and gas industry accounted for substantially all of our offshore and project related sales in the fiscal year ended December 31, 1998. Our oil and gas customers could develop their own telecommunications facilities. A corresponding reduction in the demand for our services could have a material adverse effect on our financial condition, results of operations and cash flow.

THE REGULATORY ENVIRONMENT FOR TELECOMMUNICATIONS BUSINESSES CREATES RISKS

     Significant regulations imposed at the international, federal, state and local levels govern the provision of telecommunications services and affect our business and our existing and potential competitors. Delays in receiving required regulatory approvals or the enactment of new and adverse legislation, regulations or regulatory requirements may have a material adverse effect on our financial condition, results of operations and cash flow. In addition, future legislative, judicial and regulatory agency actions could alter competitive conditions in the markets in which we intend to operate, in ways not necessarily to our advantage. See "Business -- Competition" and "Regulation and Licenses -- Government Regulation."

WE NEED RIGHTS-OF-WAY FRANCHISES AND PERMITS TO BUILD OUR FIBER NETWORK

     We need certain rights-of-way, franchises and permits to install underground conduits from railroads, utilities, state highway authorities, local governments and transit authorities. We cannot assure you that we will be able to get and keep all the additional rights, franchises and permits we need to successfully implement our business plan. If we lose or fail to maintain certain critical rights, franchises or permits necessary for the fiber network, there may be a material adverse effect on our financial condition, results of operations and cash flow.

WE MAY EXPERIENCE PROBLEMS ASSOCIATED WITH THE YEAR 2000

     Some computers, software, and other equipment include computer codes in which calendar year data is abbreviated to only two digits. Some of these computer systems could fail to operate properly if they interpret "00" to mean 1900, rather than 2000. This problem is widely known as the "year 2000 problem." We are highly dependent on our computer systems and those of third party suppliers, vendors and customers. The year 2000 problem affects some of our computers, software, and other equipment, including the computers which run our product development, and administrative functions. If we fail to properly identify, correct and test our computer systems for the year 2000 problem, our business operations could be adversely affected.

     We are taking steps to remediate our year 2000 problem. We do not believe that the cost to remediate our year 2000 problem will have a material adverse effect on our operations. We believe that our computer systems will be year 2000 compliant and will function adequately by, during and after the year 2000. At this time, however, we cannot assure you that our computer systems will not be affected to some degree by the year 2000 problem, in spite of our continuing efforts. More importantly, we cannot assure you that the computer systems used by our service providers such as electric companies, other telecommunications companies, our customers and other third parties, will function properly by the year 2000. A failure of our service providers to cause their computers systems to be year 2000 compliant could have an adverse effect on our operations. Their year 2000 problem could become our year 2000 problem. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

THE CONTINUED INTEGRATION OF OUR THREE PREDECESSOR COMPANIES INVOLVES UNCERTAINTY AND RISK

     In August 1998, three predecessor companies combined to form our company. The combination of these businesses involves assimilating the operations, services, products and personnel of each business. We cannot assure you that the benefits and revenue growth expected from the combination will be realized. We are still managing the integration of portions of those businesses into our company.

     We expect to continue incurring costs from the ongoing integration of the operations, financial reporting and accounting systems, and networks of our three predecessor companies. Additional unexpected costs or delays could have a material adverse effect on our financial condition, results of operations and cash flow.

SERVICE INTERRUPTIONS COULD AFFECT OUR BUSINESS

     Our equipment, facilities and service operations can be adversely affected by any of the following factors: fiber cuts, fire, equipment failures, inclement weather, hurricanes, power loss, service outages, failures or loss of satellites, human error, unauthorized intrusion, natural disasters, acts of sabotage, and other similar events.

     We currently have switches in Houston and Dallas, Texas and manage a switch in Jersey City, New Jersey. A switch in Phoenix, Arizona is planned to be operational in April 1999. A substantial portion of our long distance voice traffic currently passes through the Dallas switch, and thus we are heavily reliant upon the operation of the Dallas switch. Any event that negatively impacts the Dallas switch could have a material adverse effect on our financial condition and our ability to continue our business.

     We house a significant portion of the satellite communications equipment and foreign circuits we use in international private-line services in a single location in our Houston network operations center. We do not yet have complete back-up equipment for these facilities. In addition, the equipment we own and lease in the Gulf of Mexico is susceptible to hurricanes.

     We cannot guarantee that fire, equipment failure or other events will not disable our equipment. Loss or impairment of some or all of our key facilities could have a material adverse effect on our financial condition, results of operations and cash flow. Our networks and switching facilities experience periodic service interruptions and equipment failures, and the operation of such networks remain subject to international, national and regional telecommunications outages or regulatory issues from time to time. As a result, we may, from time to time, experience service interruptions or equipment failures that could have a material adverse effect on our financial condition, results of operations and cash flow.

WE MAY INCUR LIABILITY AS AN INTERNET SERVICE PROVIDER

     We are an Internet service provider, or an ISP. The law governing the liability of on-line service providers and Internet access providers for participating in the hosting or transmission of objectionable materials or information currently remains unsettled. Under the terms of the 1996 Telecommunications Act, courts can impose civil and criminal penalties for the use of interactive computer services for the transmission of certain indecent or obscene communications. The United States Supreme Court in 1997 held this provision unconstitutional as it relates to indecent, but not obscene, communications. In October

1998, Congress enacted the Child Online Protection Act, which requires that online material that is "harmful" to minors be restricted. This law is currently being challenged and on February 1, 1999 a U.S. District Court judge issued a preliminary injunction against enforcement of portions of that act. Also, some states have adopted or may adopt in the future similar requirements. The constitutionality of such state requirements remains unsettled at this time. In addition, several private parties have filed lawsuits seeking to hold Internet service providers accountable for information that they transmit, such as libelous material and copyrighted material. We cannot predict the outcome of this litigation or the potential for the imposition of liability on Internet service providers for information that they host, distribute or transport. These suits and other regulations could materially change the way ISPs must conduct business and could impact our determination to expand or continue this business. To the extent that we become parties to future litigation, such litigation could have a material adverse effect on our financial condition, results of operations and cash flow.

OTHER COMPANIES HAVE NAMES SIMILAR TO OURS

     Even though we have registered the mark "CapRock Communications" in the United States, other companies in many different industries, particularly in West Texas, have preexisting rights to the name "Caprock" within defined territories. One specific company may have the right to use the name for telecommunications services within an established area. If any of these other companies are successful with their claims to our name, we may be required to either obtain a license from them for the use of the name "CapRock," or be required to change our name within certain defined territories. Either result would cause us to incur additional expenses. If we are required to change our name, we may lose the goodwill associated with the CapRock name in these markets.

OUR STOCK PRICE CONSTANTLY CHANGES

     A public market for our Common Stock has existed since August 27, 1998 on the Nasdaq National Market, under the ticker symbol "CPRK." The price for our stock on that trading market constantly changes. We expect that the market price of our Common Stock will continue to change. The fluctuation in our stock price is caused by a number of factors, some of which are beyond our control, including:

     - quarterly variations in operating results,

     - changes in financial estimates by securities analysts,

     - changes in market valuations of information technology service and telecommunications companies,

     - announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures, or capital commitments,

     - the loss or acquisition of major customers,

     - additions or departures of key personnel, and

     - sales of common stock.

     In addition, the stock market, in general, experiences significant price fluctuations, which may materially and adversely affect the market price of our stock.

OUR OFFICERS AND DIRECTORS WILL OWN ENOUGH SHARES TO CONTROL CAPROCK AFTER THE OFFERING

     After this offering, our officers and directors together will beneficially own approximately 67% of the outstanding shares of our Common Stock. As a result, they will be able to exercise control over matters requiring shareholder approval, including the election of directors, the approval of mergers, consolidations and sales of all or substantially all of our assets. This may prevent or discourage tender offers for our Common Stock.

COMMUNICATIONS LAWS AND STATE CORPORATE LAWS MAY MAKE IT HARDER FOR SOMEONE TO ACQUIRE CONTROL OF CAPROCK

     Before we transfer control or assign any of our intrastate certification authorities, international authority or FCC licenses and authorizations we need regulatory approval by the FCC and various state regulatory agencies. The 1934 Communications Act generally limits direct foreign ownership of wireless licenses to 20%, but provides for indirect foreign ownership holdings above 25% upon FCC approval. In addition, because we hold FCC authority to provide international service, the FCC will scrutinize an ownership interest in us of greater than 25%, or a controlling interest at any level, by a dominant foreign carrier. We must also notify the FCC 60 days in advance of an acquisition by a foreign carrier or by an entity that controls a foreign carrier of a 25% or greater or a controlling interest in such carriers. However, new rules allow for up to 100% indirect ownership of most wireless licenses upon FCC review and approval by foreign interests from countries that have participated in the 1997 World Trade Organization, or WTO, Agreement on Basic Telecommunications Services. Any of these factors could have the effect of delaying, deferring or preventing a change in our control of CapRock. In addition, our Articles of Incorporation provide that Article 13.03 of the Texas Business Corporation Act, which limits statutory takeovers, does not apply to us. See "Regulation and Licenses -- Government Regulation" and "Description of Capital
Stock -- Preferred Stock" and "Certain Anti-Takeover Effects."

WE MAY NOT PAY DIVIDENDS

     We do not expect to pay any cash dividends on our Common Stock in the foreseeable future. We intend to retain any earnings for use in our business.

THE SALE OF SIGNIFICANT AMOUNTS OF OUR COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE

     33,939,627 shares of Common Stock will be outstanding after consummation of this offering. The shares of Common Stock which we are offering through this Prospectus will be eligible for immediate resale in the public market without restriction, unless any such shares are acquired by one or more of our affiliates.

     Following this offering, there will be approximately 5,000,000 additional shares of Common Stock outstanding, excluding options outstanding to acquire 2,425,602 shares of Common Stock with a weighted average exercise price of $5.61, 199,616 of which are currently exercisable with a weighted average exercise price of $3.22. We believe that substantially all of these shares of Common Stock and shares of Common Stock issuable upon the exercise of such options will be freely tradeable under federal securities laws following this offering, subject to some limitations. These limitations include vesting provisions in option and restricted stock agreements, restrictions in lock-up agreements, and volume and manner-of-sale restrictions under Rule 144. The future sale of a substantial number of shares of Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our Common Stock.

     Shareholders holding more than 89.9% of the outstanding Common Stock and currently exercisable options to purchase Common Stock have executed lock-up agreements that limit their ability to sell Common Stock. These shareholders have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of at least 120 days after the date of this Prospectus without the prior written approval of the managing underwriter and us. The managing underwriter and we may, in our sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See "Shares Eligible for Future Sale."

THERE MAY BE SOME DILUTION FOR PURCHASERS OF OUR COMMON STOCK IN THIS OFFERING

     To the extent options to purchase our Common Stock under our employee and director stock option plans are exercised, investors participating in this offering will incur dilution. If the net proceeds of this offering, together with available funds and cash generated from operations, are insufficient to satisfy our cash needs, we may be required to sell additional equity or convertible debt securities. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                USE OF PROCEEDS

     We estimate that the net proceeds that we will receive from the sale of the Common Stock offered by us will be approximately $78,000,000, after deducting the underwriting discounts and commissions and estimated offering expenses and other related fees that we will pay. We will not receive any of the proceeds from the sale of Common Stock by the selling shareholders.

     We currently intend to use the net proceeds from this offering:

     - to fund additional capital expenditures for the construction and operation of our fiber optic network,

     - to fund the installation of voice and data switches, including the cost of colocations in the central offices of local telephone companies,

     - to open sales offices and add sales support and customer service personnel in markets throughout the Southwest region, and

     - for potential acquisitions, additional working capital and other general corporate purposes.

     Our use of proceeds may vary significantly and will depend on a number of factors described under "Risk Factors." Accordingly, our management has broad discretion in the allocation of the net proceeds. Pending such uses, the net proceeds of this offering will be invested in short-term, high grade investment securities.

                     MARKET INFORMATION AND DIVIDEND POLICY

     Our Common Stock has traded on the Nasdaq National Market under the symbol "CPRK" since August 27, 1998, the day after the business combination of our predecessor companies was completed. The following table sets forth, for the periods indicated, the range of high and low sales prices for our common stock as reported on the Nasdaq National Market.

                                                              PRICE RANGE OF
                                                               COMMON STOCK
                                                              --------------
                                                               HIGH     LOW
                                                              ------   -----
1998:
  Third Quarter (beginning on August 27, 1998)..............  $10.00   $6.38
  Fourth Quarter............................................  $ 8.75   $4.75
1999:
  First Quarter (through March 18, 1999)....................  $19.00   $7.25

     On March 18, 1999, the last reported closing sales price of the common stock was $16.875 per share. As of March 18, 1999, there were approximately 60 shareholders of record of our common stock.

     Of the approximately 28.9 million shares of Common Stock currently outstanding, only approximately 2.9 million shares are held by non-affiliates and thus freely tradeable without restrictions under the Securities Act of 1933. Substantially all of these freely tradeable shares represent shares of Common Stock issued to former shareholders of IWL Communications in connection with the combination. We believe that the historical trading prices of our Common Stock have been affected by the relatively limited number of shares, or "float," available in the open market to our existing and prospective investors. The additional shares of Common Stock available to the public upon consummation of this offering will represent more than two times the number of currently freely tradeable shares. Accordingly, we believe that such increased float may result in changes in our stock trading levels (both in terms of volume and price).

     Since our company became a public company, we have not paid cash dividends on our Common Stock. We currently anticipate that all of our earnings will be retained for development of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1998 on an actual basis and on an as adjusted basis to give effect to our sale and issuance of 5,000,000 shares of Common Stock at a public offering price of $16.875, after deducting the underwriting discounts and commissions and estimated offering expenses and fees totaling $6,375,000. The table shown below should be read in conjunction with our Consolidated Financial Statements including the accompanying notes included elsewhere in this prospectus.

                                                                DECEMBER 31, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and marketable securities............  $ 97,314    $175,314
                                                              ========    ========
Long-term debt:
  12% Senior Notes, due 2008................................  $145,187    $145,187
                                                              --------    --------
Stockholders' equity:
  Preferred stock, $.01 par value; 20,000,000 shares
     authorized; none issued................................        --          --
  Common stock, $.01 par value; 200,000,000 shares
     authorized; 28,932,395 shares issued and outstanding,
     actual and 33,932,395 shares issued and outstanding, as
     adjusted(1)............................................       289         339
  Additional paid-in capital................................    10,522      88,472
  Retained earnings.........................................     5,608       5,608
  Currency translation adjustments..........................         9           9
  Unearned compensation.....................................      (329)       (329)
  Treasury stock, at cost...................................       (37)        (37)
                                                              --------    --------
          Total stockholders' equity........................    16,062      94,062
                                                              --------    --------
          Total capitalization..............................  $161,249    $239,249
                                                              ========    ========

---------------

(1) Excludes (1) 2,259,867 shares of Common Stock issuable upon exercise of options outstanding on December 31, 1998, with a weighted average exercise price of $5.51 per share, (2) 3,733,586 shares available for future issuance under our employee and director stock option plans as of December 31, 1998 and (3) 145,000 shares of Common Stock subject to outstanding warrants. See "Management -- Benefit Plans," "Description of Capital Stock," and Note 12 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our summary financial data as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998. Our business combination among our predecessor companies was completed on August 26, 1998 and was accounted for as a pooling of interests. Accordingly, the Consolidated Financial Statements include the three predecessor companies (i.e., CapRock Telecommunications, CapRock Fiber and IWL Communications) as though these entities were always a part of CapRock.

     In May 1998, IWL Communications changed its fiscal year end to coincide with the fiscal years of CapRock, CapRock Telecommunications and CapRock Fiber. The Consolidated Statement of Operations for the year ended December 31, 1996 combines the operating activity of IWL Communications for the year ended June 30, 1996 with CapRock Telecommunications and CapRock Fiber operating activity for the year ended December 31, 1996. The net income of IWL Communications in the amount of approximately $260,000 for the six month period ended December 31, 1996 was excluded from the Consolidated Statement of Operations for the year ended December 31, 1996 as a result of the non-conforming year ends for such period. This amount was included as an adjustment to retained earnings in the Consolidated Statement of Stockholders' Equity and Comprehensive Income in 1997. IWL Communications' cash flow for this period was added to the 1997 beginning balance in the Consolidated Statement of Cash Flows.

                                                 AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                             1994       1995       1996       1997        1998
                                            -------    -------    -------    -------    --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................  $21,159    $29,407    $50,970    $75,349    $121,774
Cost of services and product resales......   15,295     21,185     39,357     52,471      83,221
                                            -------    -------    -------    -------    --------
          Gross profit....................    5,864      8,222     11,613     22,878      38,553
Operating expenses:
  Selling, general and administrative.....    5,565      7,326      8,983     14,074      23,528
  Merger related expenses.................       --         --         --         --       2,313
  Depreciation and amortization...........      631      1,186      1,536      3,346       4,887
                                            -------    -------    -------    -------    --------
          Total operating expenses........    6,196      8,512     10,519     17,420      30,728
                                            -------    -------    -------    -------    --------
Operating income (loss)...................     (332)      (290)     1,094      5,458       7,825
Interest expense, net.....................     (224)      (484)      (585)    (1,603)     (6,441)
Other income..............................      256        151         42        220         106
                                            -------    -------    -------    -------    --------
Income (loss) before income taxes and
  extraordinary item......................     (300)      (623)       551      4,075       1,490
Income taxes..............................       77         48        227      1,513       1,267
                                            -------    -------    -------    -------    --------
Income (loss) before extraordinary item...     (377)      (671)       324      2,562         223
Extraordinary item -- extinguishment of
  debt....................................       --        645         --         --          --
                                            -------    -------    -------    -------    --------
          Net income (loss)...............  $  (377)   $   (26)   $   324    $ 2,562    $    223
                                            =======    =======    =======    =======    ========
Pro forma net income (loss):
  Income (loss) before income taxes and
     extraordinary item...................  $  (300)   $  (623)   $   551    $ 4,075    $  1,490
  Pro forma income taxes, as if CapRock
     Fiber were a C corporation...........     (131)      (211)       143      1,475       1,267
                                            -------    -------    -------    -------    --------
  Income (loss) before extraordinary
     item.................................     (169)      (412)       408      2,600         223
  Extraordinary item, net of taxes........       --        397         --         --          --
                                            -------    -------    -------    -------    --------
          Pro forma net income (loss).....  $  (169)   $   (15)   $   408    $ 2,600    $    223
                                            =======    =======    =======    =======    ========

                                                 AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                             1994       1995       1996       1997        1998
                                            -------    -------    -------    -------    --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Historical and pro forma income (loss) per
  common share:
  Income (loss) before extraordinary
     item.................................  $ (0.01)   $ (.002)   $  0.01    $  0.09    $   0.01
  Extraordinary item, net of tax..........       --       .002         --         --          --
                                            -------    -------    -------    -------    --------
  Basic and diluted.......................  $ (0.01)   $    --    $  0.01    $  0.09    $   0.01
                                            =======    =======    =======    =======    ========
Weighted average shares outstanding:
  Basic...................................   25,715     25,926     27,146     27,984      28,899
  Diluted.................................   25,715     25,936     27,156     28,481      30,028
OPERATING DATA:
EBITDA(1).................................  $   299    $   897    $ 2,630    $ 8,804    $ 15,025
Cash flows provided by (used in)
  operations..............................     (593)       827        781      4,112       7,125
Cash flows used in investing activities...   (1,366)    (1,919)    (9,350)   (12,987)   (134,350)
Cash flows provided by financing
  activities..............................    2,324        903      8,605     12,113     123,989
Capital expenditures......................    1,822      2,282     10,212     13,630      36,855
BALANCE SHEET DATA:
Working capital (deficit).................  $  (441)   $  (797)   $(2,153)   $  (305)   $102,489
Property, plant and equipment, net........    2,935      6,705     15,901     27,341      59,607
Total assets..............................    9,596     13,198     28,522     49,389     191,966
Long-term debt and capital lease
  obligations.............................    1,221      2,443     13,254     21,062     145,187
Stockholders' equity......................    2,829      3,552      3,886     14,086      16,062

---------------

(1) EBITDA consists of earnings before interest, income taxes, depreciation and amortization and merger related expenses. EBITDA is a measure commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto of CapRock contained elsewhere in this Prospectus. This information is not necessarily indicative of future operating results. Except for the historical information contained below, the matters discussed in this section are forward-looking statements that involve a number of risks and uncertainties, including those described in "Risk Factors." Our actual liquidity needs, capital resources and operating results may differ materially from the discussion shown below in these forward-looking statements.

OVERVIEW

     We own and operate a scalable long-haul fiber network which upon completion is expected to cover approximately 5,500 route miles throughout the Southwest region, which includes Texas, Louisiana, Arkansas, Oklahoma and New Mexico. This fiber network supports the voice, data, bandwidth and dark fiber services we provide to our carrier and retail customers.

     In August 1998, we announced that we had completed a business combination transaction in which our predecessor companies combined to form our company as it exists today. The combination was accounted for as a pooling of interests. Accordingly, our consolidated results include our three predecessor companies (i.e., CapRock Telecommunications, CapRock Fiber and IWL Communications) as though these entities had always been a part of CapRock.

     We intend to be the premier provider of carriers' carrier services and the leading facilities-based integrated communications provider in the Southwest region. To measure our progress, we classify our revenues in three categories: carriers' carrier, integrated services and systems services. Our carriers' carrier revenues include domestic and international long distance, bandwidth and dark fiber services sold to telecommunications carriers and other wholesale customers. Currently, we have over 100 carrier customers, including AT&T, MCI WorldCom, Sprint Corporation and Qwest Communications, as well as many regional independent companies such as Century Telephone Enterprises, Inc. and Lufkin Conroe Telephone. Our integrated services revenues reflect our local, long distance, Internet, data and private line products provided to over 5,000 small and medium-sized businesses on a single bundled bill. Lastly, our systems services revenues represent the voice and data systems and services we provide primarily to the oil and gas industry offshore in and along the Gulf of Mexico.

     Our proximity to Mexico allows us to directly connect to the fiber networks of multiple Mexican telecommunications carriers. Subject to compliance with certain regulatory requirements, we are capable of providing dark fiber to these carriers at several border crossings enabling them to close open fiber rings in Mexico by using CapRock fiber on the U.S. side of the border. Additionally, our direct connect agreements with foreign carriers position us to capture increased levels of growing international traffic.

     In addition, we recently announced our joint build agreement with Enron Communications, Inc. to jointly build approximately 1,050 miles of fiber network in Texas. Through this joint build arrangement, we will connect Amarillo, Lubbock, Dallas, Fort Worth, Waco, Bryan, Austin, San Marcos, San Antonio and Houston, Texas. The build plan includes four conduits to be placed throughout the 1,050 miles, with one and one-quarter conduits to be owned and funded directly by us, one and one-quarter to be owned and funded by Enron Communications and one and one-half to be owned and funded by a limited partnership formed by us and Enron Communications. The partnership will be installing 192 fibers in the first conduit and the agreements provide for selling 96 of the 192 fibers to be installed. Of the remaining 96 fibers, we will own 48 fibers and Enron Communications will own 48 fibers. The joint build arrangement provides several benefits, including reduction of construction costs, accelerated acquisition of right of way and franchise agreements, a majority of which are essentially in place, and the freeing up of resources to potentially accelerate the build of the remaining portion of the network.

RESULTS OF OPERATIONS

     CapRock recognizes revenue from the following sources: carriers' carrier, integrated services, system services and product resales.

     Carriers' Carrier. Carriers' carrier revenue includes all carrier revenues generated from the sale of domestic and international switched services, from the sale of T-1 and DS-3 broadband capacity and from the sale and lease of dark fiber. The revenue generated from the international switched services represent minutes of long distance traffic terminating in foreign countries, but generated by domestic U.S.-based long distance carriers. Such revenues are recognized when the services are provided. The cost of revenues associated with these services is based primarily on the direct costs associated with owned and leased transmission capacity and the cost of transmitting and terminating traffic on other carriers' facilities. Commissions paid to sales representatives or agents to acquire customer call traffic are expensed in the period when associated call revenues are recognized.

     We account for long-term construction contracts relating to the development of telecommunications networks for customers using the percentage-of-completion method, which would include the sale of fiber usage rights through IRUs and the related construction services associated with building the fiber network specified in the IRUs. Progress under the percentage-of-completion method is measured based upon costs incurred to date compared with total estimated construction costs. Customers are billed based upon contractual milestones.

     Integrated Services. Integrated communications services revenue includes all revenues generated from the sale of telecommunications products to business and residential customers. These products include local, long distance, Internet, data and private line services.

     Systems Services. Systems services revenue includes revenues generated from the design, installation, leasing and sale of voice and data systems and products, primarily to companies in the oil and gas industry.

     Product Resales. In 1997, CapRock provided services to a subsidiary of Shell, which included the resale of a significant amount of Alcatel products. The Shell project was substantially completed in May 1997 and, therefore, is not expected to contribute in a material manner to CapRock's total sales in future years.

     The following table represents the various sources of revenue:

                                                   YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                  1996      1997       1998
                                                 -------   -------   --------
                                                    (DOLLARS IN THOUSANDS)
Revenues:
  Carriers' carrier............................  $22,405   $41,805   $ 72,165
  Integrated services..........................    1,980     8,640     17,978
  Systems services.............................   16,031    21,959     31,631
                                                 -------   -------   --------
          Total service revenue................   40,416    72,404    121,774
  Product resales..............................   10,554     2,945         --
                                                 -------   -------   --------
          Total revenues.......................  $50,970   $75,349   $121,774
                                                 =======   =======   ========
Gross margin %:
  Gross margin -- service revenue..............       27%       31%        32%
  Gross margin -- product resales..............        8%       20%        --
                                                 -------   -------   --------
  Gross margin -- total........................       23%       30%        32%
                                                 =======   =======   ========

     The following table sets forth for the periods indicated CapRock's statement of operations as a percentage of its operating revenues:

                                                          FOR THE YEAR ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        1996     1997     1998
                                                        ----     ----     ----
Revenues..............................................  100%     100%     100%
Cost of services......................................   58%      67%      68%
Cost of product resales...............................   19%       3%      --%
                                                        ---      ---      ---
Gross profit..........................................   23%      30%      32%
Operating expenses:
  Selling, general and administrative.................   18%      19%      19%
  Merger related expenses.............................   --%      --%       2%
  Depreciation and amortization.......................    3%       4%       4%
                                                        ---      ---      ---
Total operating expenses..............................   21%      23%      25%
                                                        ---      ---      ---
Operating income......................................    2%       7%       6%
Interest expense......................................   (1)%     (2)%     (8)%
Interest income.......................................   --%      --%       2%
Other income..........................................   --%      --%      --%
                                                        ---      ---      ---
Income before income taxes............................    1%       5%       1%
Income tax expense....................................   --%       2%       1%
                                                        ---      ---      ---
Net income............................................    1%       3%      --%
                                                        ===      ===      ===

YEAR ENDED 1997 COMPARED TO 1998

     Revenue. Total revenues increased $46.5 million, or 62%, from $75.3 million in 1997 to $121.8 million in 1998. The 62% increase was attributed to increases of 73% in carriers' carrier, 108% in services and 44% in systems services revenue.

     Carriers' carrier revenue increased $30.4 million from $41.8 million in 1997 to $72.2 million in 1998. The 73% increase resulted primarily from the rapid growth in domestic and international switched services sold to other carriers and as a result of $9.5 million in IRUs in 1998; no such revenue from IRUs was recorded before 1998.

     Integrated services revenue increased $9.3 million from $8.6 million in 1997 to $18.0 million in 1998. The 108% increase was attributable to growth in the number of business customers both from increased penetration in our existing markets and from the deployment of our network into new markets.

     Systems services revenue increased $9.7 million from $22.0 million in 1997 to $31.6 million in 1998. The 44% increase was attributable to growth associated with the leasing and sale of voice and data systems products and projects involving the engineering and integration of telecommunications systems and sales, service and maintenance of telecommunications equipment.

     Product resale revenue was $2.9 million in 1997 as compared to no product resales in 1998. The product resales to a single customer were substantially complete in May 1997 and such revenues are not expected to contribute in a material manner in future years.

     Costs of Services and Product Resales. Cost of services increased $30.7 million, or 59%, from $52.5 million in 1997 to $83.2 million in 1998. The growth in cost of services was primarily attributable to the continued growth in all three revenue categories. The two-percentage point increase in gross margin from 30% to 32% resulted primarily from favorable pricing attributable to the higher traffic and new vendors and the sale of dark fiber. The increase in the gross margin in 1998 was partially offset by lower margins attributable to Mexico and other international traffic, which carry a lower gross margin percentage. Gross margins may vary in future periods as a result of these and other factors.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") includes salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. SG&A increased $9.4 million, or 67%, from $14.1 million in 1997 to $23.5 million in 1998. The increase resulted primarily from the additional personnel required to support CapRock's growth, advertising to increase name recognition and brand awareness, and additional sales commission payments.

     CapRock recorded merger related expenses of $2.3 million in 1998, as compared to no such costs in 1997. The merger related costs relate to the business combination of CapRock Telecommunications, CapRock Fiber and IWL Communications, our predecessor companies. This combination was consummated on August 26, 1998. The merger related expenses consist of fees for investment bankers, attorneys, accountants, financial printing and other related charges.

     Depreciation and amortization expense increased $1.5 million, or 46%, from $3.3 million in 1997 to $4.9 million in 1998. This increase resulted primarily from purchases of additional equipment and other fixed assets to accommodate CapRock's growth. CapRock expects that depreciation and amortization expense will continue to increase in subsequent periods as CapRock continues to expand its facilities.

     Interest Expense. Interest expense increased $7.8 million from $1.7 million in 1997 to $9.5 million in 1998. The increase resulted from interest expense related to its senior notes. See "-- Liquidity and Capital Resources".

     Interest Income. Interest income increased $2.9 million from $133,000 in 1997 to $3.0 million in 1998. The increase was attributed to the interest and investment accretion associated with the marketable securities purchased with the proceeds from the senior notes. See " -- Liquidity and Capital Resources".

     Income Taxes. Income tax expense of $1.5 million in 1997 was comparable to the income tax expense of $1.3 million in 1998. The effective tax rate was 37% in 1997 as compared to 85% in 1998. The increase in the effective tax rate was primarily attributable to certain non-deductible merger related costs in the amount of approximately $1.8 million.

     Net Income. Net income decreased $2.3 million, or 91%, from $2.6 million in 1997 to $223,000 in 1998 as a result of the factors discussed above.

YEAR ENDED 1996 COMPARED TO 1997

     Revenue. Total revenues increased $24.3 million from $51.0 million in 1996 to $75.3 million in 1997. The 48% increase was due to increases in revenues from both domestic and international switched services and to growth in switched services provided to small and medium-sized businesses and to consumers as a result of continued expansion of CapRock's direct and agent sales. The 48% increase was attributed to increases of 87% in carriers' carrier, 336% in integrated services and 37% in systems services revenue. Product resale revenue was $10.6 million in 1996, as compared to $2.9 million in 1997. The product resales were substantially complete in May 1997 and these revenues are not expected to contribute in a material manner in future years after 1997.

     Carriers' carrier revenue increased $19.4 million from $22.4 million in 1996 to $41.8 million in 1997. The 87% increase resulted primarily from the rapid growth in domestic and international switched services sold to the other carriers.

     Integrated services revenue increased $6.7 million from $2.0 million in 1996 to $8.6 million in 1997. The 336% increase is attributed to growth in the number of business customers.

     System services revenue increased $6.0 million from $16.0 million in 1996 to $22.0 million in 1997. The 37% increase was attributed to growth associated with the leasing and sale of voice and data systems products and projects involving the engineering and integration of telecommunications systems and sales, services and maintenance of telecommunication equipment.

     Costs of Services and Product Resales. Cost of services increased $13.1 million from $39.4 million in 1996 to $52.5 million in 1997. The growth in cost of services was primarily attributable to the continued growth in all three revenue categories. The 7% increase in gross margin from 23% to 30% resulted primarily from favorable pricing attributable to the higher traffic and new vendors, as well as a more favorable mix of international and domestic traffic and the sale of dark fiber. Additionally, the total margin increase was partially attributable to the completion of the product resales to a single customer in 1997. Gross margins may vary in the future periods as a result of these factors.

     Selling, General and Administrative Expenses. SG&A includes the cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. SG&A increased $5.1 million from $9.0 million in 1996 to $14.1 million in 1997. The increase resulted from additional personnel needed to support CapRock's growth, additional sales commission payments and from increases in travel and advertising expenses.

     Depreciation and amortization expense increased $1.8 million from $1.5 million in 1996 to $3.3 million in 1997. This increase resulted primarily from purchases of additional equipment and other fixed assets to accommodate CapRock's growth. CapRock expects that depreciation and amortization expense will continue to increase in subsequent periods as CapRock continues to expand its facilities.

     Interest Expense. Interest expense was approximately $631,000 in 1996, as compared to $1.7 million in 1997.

     Income Taxes. Income tax expense increased $1.3 million from $227,000 in 1996 as compared to income tax expense of $1.5 million in 1997. This increase was attributable to the improved profitability of CapRock.

     Net Income. Net income increased $2.2 million from $324,000 in 1996, as compared to net income of approximately $2.6 million in 1997 as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     CapRock's total assets increased $142.6 million, or 289%, from $49.4 million at December 31, 1997 to $192.0 million at December 31, 1998. The increase is attributed to internal growth, build out of the fiber optic network and the receipt of the proceeds from the senior notes. CapRock had cash and cash equivalents of $3.5 million at December 31, 1997, as compared with $294,000 at December 31, 1998 and marketable securities of $97.0 million at December 31, 1998 as compared to no marketable securities at December 31, 1997. CapRock had a working capital deficit of $305,000 at December 31, 1997 as compared to working capital of $102.5 million at December 31, 1998. The increase in the working capital is attributable to the issuance of the senior notes and the repayment of CapRock's existing notes, which were repaid using a portion of the proceeds from the senior notes.

     CapRock's cash flow from operations in 1997 and 1998 were $4.1 million and $7.1 million, respectively. The increase of $3.0 million, or 73%, was primarily attributable to overall growth. Additionally, accounts payable and accrued expenses increased $15.0 million from $11.9 million at December 31, 1997 to $26.9 million at December 31, 1998. The increase was primarily attributed to increased expenditures and amounts due to vendors relating to the fiber optic network build out.

     Cash used in investing activities in 1997 and 1998 were $13.0 million and $134.3 million, respectively. The increase of $121.4 million, or 935%, primarily relates to the net investment in marketable securities of $97.0 million from the proceeds of the senior notes, the purchase of telecommunications equipment and costs incurred with the build out of the fiber optic network.

     In January 1998, CapRock completed the acquisition of Integrated Communications and Engineering, Ltd., a communications systems integrator and maintenance provider in Aberdeen, Scotland. CapRock paid a total purchase price of approximately $2.2 million comprised of approximately $610,000 in cash and 207,266 shares of CapRock's Common Stock.

     In July 1998, CapRock issued $150.0 million aggregate principal amount of its senior notes. Interest on the senior notes is payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 1999, at the rate of 12% per year. A portion of the net proceeds from the offering of the senior notes was used to repay all existing debt obligations of CapRock Telecommunications, CapRock Fiber and IWL Communications, our predecessor companies. The proceeds used for the debt payoffs totaled $26.8 million. The remaining proceeds, net of transaction costs, have been or will be used to fund additional capital expenditures for the construction of CapRock's fiber optic network, switching equipment and other capital expenditures to expand its sales offices, for potential acquisitions and for general working capital purposes. The funds are invested in high-grade liquid securities classified as available for sale. The indenture governing the issuance of the senior notes contains certain restrictive operating and financial covenants. All of the covenants are subject to a number of important qualifications and exceptions. These covenants may adversely affect CapRock's ability to finance its future operations or capital needs or to engage in other business activities that may be in the best interests of CapRock. See "Risk Factors."

     CapRock expects to require significant financing for capital expenditure and working capital requirements. By the end of the year 2000, CapRock intends to build out its fiber optic network to approximately 5,500 route miles throughout the Southwest region. CapRock intends to use advanced fiber capable of supporting dense wave division multiplexing with an OC-48 backbone scalable to OC-192, and intends to install 96 fibers throughout most of its network and intends to retain on average 24 fiber strands. CapRock is burying three to four conduits throughout its network. CapRock currently estimates that its aggregate capital requirements will total approximately $250 million in 1999 and approximately $160 million in 2000, including expenditures to be made under the joint build arrangement with Enron Communications. CapRock expects to make substantial capital expenditures thereafter. Capital expenditures will be required to (1) fund the construction and operation of the fiber optic network, including the portion to be constructed through the joint build arrangement with Enron Communications; (2) fund the installation of voice and data switches, and
(3) open sales offices and add sales support and customer service personnel in markets throughout Texas, Louisiana, Oklahoma, Arkansas and New Mexico. CapRock believes that its cash and marketable securities, the net proceeds from this offering, cash flow from operations, and sales of dark fiber will be sufficient to fund its capital expenditures and working capital requirements for at least the next 12 months.

     CapRock may require additional capital in the future for new business activities related to its current and planned businesses, or in the event it decides to make additional acquisitions or enter into joint venture and strategic alliances. Sources of additional capital may include cash flow from operations, public or private equity and debt financings, bank debt, vendor financings and indefeasible right to use contracts. In addition, CapRock may enter into joint construction agreements with carriers, thereby reducing its capital expenditure requirements. However, we cannot assure you that CapRock will be successful in producing sufficient cash flow or raising sufficient debt or equity capital to meet its strategic business objectives or that such funds, if available, will be available on a timely basis and on terms that are acceptable to CapRock. If CapRock is unable to obtain such capital, the build out of portions of its expanded network may be significantly delayed, curtailed or abandoned. In addition, CapRock may accelerate the rate of deployment of its network, which in turn may accelerate CapRock's need for additional capital. CapRock's actual capital requirements will also be affected, possibly materially, by various factors, including the timing and actual cost of the deployment of CapRock's network, the timing and cost of expansion into new markets, the extent of competition and the pricing of dark fiber and telecommunications services in its markets.

CREDIT FACILITY

     CapRock is currently negotiating with a bank to obtain a senior credit facility in the amount of $100 million. The final terms and conditions of the credit facility will depend on negotiation of definitive documentation for the credit facility, however the credit facility is expected to have a five-year term, with the entire principal due at maturity, and is expected to contain standard and customary restrictive covenants, including financial covenants. There can be no assurance, however, as to when or if CapRock will enter into the credit facility or as to the amount or terms of the credit facility.

NEW ACCOUNTING PRONOUNCEMENTS

     On January 1, 1998, CapRock adopted Statement of Accounting Standard No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and currency translation adjustments and is presented in the consolidated statements of stockholders' equity and comprehensive income. This Statement requires changes in disclosure only and it does not affect results of operations or financial position. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which CapRock adopted in 1998. CapRock identified operating segments based upon how management allocated resources and assesses performance. SFAS No. 131 requires changes in disclosure only and does not affect results of operations or financial position. Prior year comparative information has been restated to conform to the requirements of SFAS No. 131.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity" ("SFAS 133") which requires that all derivatives be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS No. 133. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The adoption of SFAS 133 will not have an impact on CapRock's results of operations, financial position or cash flow.

CONTINGENCIES

     CapRock is party to ordinary litigation incidental to its business. No currently pending litigation is expected to have a material adverse effect on our results of operations, financial condition or cash flow.

YEAR 2000

     The year 2000 problem, is the inability of a meaningful portion of the world's computers, software applications and embedded semiconductor chips to cope with the change of the year from 1999 to 2000. This issue can be traced to the infancy of computing, when computer data and programs were designed to save disk space by truncating the date field to just six digits (two for the day, two for the month and two for the year). Therefore, information applications automatically assumed that the two-digit year field represented a year within the 1900's. As a result of this, systems could fail to operate or fail to produce correct results when dates roll over to year 2000.

ASSESSMENT

     The year 2000 problem affects computers, software, and other equipment used, operated, or maintained by CapRock for itself and its customers. CapRock has substantially completed the process of assessing the potential impact of, and the costs of remediating, the year 2000 problem for its internal systems, facilities systems and equipment.

     CapRock's business depends upon the operation of computer systems. CapRock has established a year 2000 committee made up of leaders from the operational areas of CapRock to assess CapRock's year 2000 problem. The committee has the involvement of senior management and the Board of Directors and its objectives are a top priority. CapRock has undertaken various initiatives intended to ensure that its computer equipment and software will function properly with respect to dates in the year 2000 and thereafter. Computer equipment and software includes systems that are commonly thought of as Information Technology, or IT, systems, including accounting, data processing, telephone/PBX systems, scanning equipment and other miscellaneous systems, as well as systems that are not commonly thought of as IT systems, such as alarm systems, fax machines or other miscellaneous systems. Based upon its identification and assessment efforts to date, CapRock believes that certain computer equipment and software it currently uses will require replacement or modification. In addition, in the ordinary course of replacing computer equipment and software, CapRock will obtain replacements that are year 2000 compliant. CapRock currently estimates that the year 2000 identification, assessment, remediation and testing efforts will be substantially complete by June 30, 1999 and that such efforts will be completed before any currently anticipated impact on its computer equipment and software. CapRock has substantially completed the identification and assessment process. CapRock estimates that it currently has completed approximately 70% of the initiatives that it believes will be necessary to address potential year 2000 issues relating to its computer equipment and software. The projects comprising the remaining 30% of the initiative are in process and are expected to be completed on or about June 30, 1999.

YEAR 2000 INITIATIVE                                           TIME FRAME
--------------------                                           ----------
Identification and assessment regarding IT system issues....    Completed
Remediation and testing regarding critical system issues....    6/98-3/99
Identification, assessment, remediation and testing
  regarding desktop and individual system issues............    6/98-6/99
Identification and assessment regarding non-IT system
  issues....................................................    8/98-4/99
Remediation and testing regarding non-IT systems............   11/98-6/99

     CapRock has mailed questionnaires to its significant vendors, service providers and customers with whom CapRock's systems electronically interface to determine the extent to which such interfaces and system processes are vulnerable to year 2000 issues and whether the products and services with such entities are year 2000 compliant. Substantially all of the parties have responded to the request and no significant matters were noted from these responses. However, the information contained in a number of the responses was generic in nature and did not specifically address the stage of their year 2000 initiatives. CapRock will continue seeking alternate vendors in advance of December 31, 1999 in the event satisfactory responses are not received.

     CapRock anticipates that costs of replacing or remediating non-compliant systems will not exceed $500,000 (remediation costs incurred to date have been immaterial). Such expenditures represent less than 1% of 1999 projected capital expenditures.

     CapRock has evaluated its systems and has identified the following systems and functions as mission critical:

     - switching systems,

     - network operations and fiber,

     - satellite/microwave transmission equipment and satellite service providers,

     - billing and call record collection systems, and

     - supply chain (vendor provider of switched services).

  Switching Systems:

     Switching equipment is used to connect calls to their destination, while performing other advanced features and recording call record information for future billing. The switch opens or closes circuits or selects the paths or circuits to be used for the transmission of information. CapRock currently owns six switches, three of which are physically located in Dallas, Texas (two are calling card platforms), two in Houston, Texas and one in Phoenix, Arizona. CapRock also manages a switch in Jersey City, New Jersey. CapRock has completed the assessment and certain test procedures relating to the switching equipment and has identified certain non-compliant features, which can be remediated through software upgrades.

The upgrades are currently available by the respective manufacturer of the switches. All of the software upgrades are scheduled to be installed by March 31, 1999.

     By March 31, 1999, CapRock anticipates that the remainder of the testing procedures for the switching equipment will be substantially complete for all switches which are currently operational. The switches which have not been placed in service will be subject to integrated test procedures prior to being placed in service. The test will incorporate the call collection processes and the interfaces with the billing system. The test will involve simulating date changes with the switch, such that the call records will be processed, rated and properly captured in the billing system as a billable transaction.

     The test procedures will consist of the following:

     - process flow analysis,

     - documentation of overall integrated test strategy,

     - documentation and test case plans at an individual component level,

     - committee agreement regarding the test plan,

     - execution of the integrated test plan, and

     - documentation regarding the results of test procedures.

  Network Operations and Fiber:

     CapRock currently owns and operates an 800-route mile fiber optic network, which was substantially completed by December 31, 1998. Approximately 260 route miles were completed and placed in service in January 1997. The network is currently being expanded to 5,500 route miles (which CapRock expects to be completed by the end of the year 2000). The fiber optic network is designed to be scalable and will include network-advanced fiber, which is capable of supporting dense wave division multiplexing with an OC-48 backbone scaleable to OC-192. The fiber optic network will include electronic equipment, which regenerates and transports the voice, data and other information. A detailed assessment of the network operations and fiber equipment has been performed and no significant non-compliant issues have been identified.

  Satellite/Microwave Transmission Equipment and Satellite Service Providers:

     CapRock utilizes satellite service providers to provide communications services to certain customers in remote locations. CapRock has sent correspondence to each of the three vendors supplying the satellite services. Each of the satellite service providers has responded. CapRock is continuing to pursue additional information and test data from these providers and will seek new providers, if necessary.

  Billing and Call Record Collection Systems:

     CapRock handles its provisioning, customer care, billing and traffic reporting functions on a proprietary software platform currently being developed by RiverRock Systems, Ltd., a Texas limited partnership, in which CapRock is a limited partner. These operations support systems, or OSS, and other back office systems are used to enter, schedule and track a customer's order from the point of sale to the installation and testing of service. The systems also include or interface with trouble management, inventory, billing, collection and customer service systems. The system is scalable and flexible to support CapRock's expected future back office requirements. The test procedures relating to the billing system and call record collection processes will be performed in conjunction with the switching equipment test procedures and are anticipated to be substantially complete by March 31, 1999.

     CapRock believes that substantially all of the hardware, database platform and operating systems impacting the billing system function are year 2000 compliant.

  Supply Chain (Vendor Provider of Switch Services):

     CapRock is dependent upon a number of telecommunications carriers during the process of initiating and terminating calls to end-users. CapRock has sent correspondence to each of the significant suppliers regarding their year 2000 status and has received substantially all of the responses from such suppliers. However, the information contained in a number of the responses was generic in nature and did not specifically address the stage of their year 2000 initiatives.

     Based upon CapRock's current assessment and responses from vendors, CapRock believes that the risks associated with year 2000 relating to domestic traffic and terminations are not significant. CapRock is in the process of evaluating the impact of year 2000 as it relates to the termination of traffic in international locations, and specifically third world and developing countries.

CONTINGENCY PLANS

     CapRock has begun, but not yet completed, a comprehensive analysis of problems and costs, including loss of revenues, that would be reasonably likely to result from the failure by CapRock or certain third parties to complete efforts necessary to achieve year 2000 compliance on a timely basis.

     CapRock has not yet completed its identification of the most likely worst case scenario. However, CapRock believes that the most reasonably likely worst case scenario would involve loss of revenues relating to traffic terminating in certain developing third world countries, which have not adequately prepared for the year 2000. CapRock relies upon certain vendors to supply international services and the possibility exists that some of the traffic in these developing third world countries may not be able to be completed. The estimated loss of revenue, if any, has not been determined, and we may not be able to identify the amount of any loss by the year 2000. Depending on the systems affected, the failure of any contingency plans developed by CapRock, if implemented, could have a material adverse effect on CapRock's financial condition and results of operations.

     The contingency plans include a proactive analysis of countries that are actively pursuing year 2000 remediation. CapRock is using outside consultants to assist with an analysis of countries that are not actively pursuing year 2000 compliance and remediation. Contingency plans include identifying these countries noted with substantial risk and potentially redirecting the sales and marketing efforts to other countries less likely to be affected by year 2000 problems.

     CapRock is still formulating contingency plans relating to the use of the satellite service providers. CapRock continues to actively pursue receiving test data and procedures from these service providers regarding year 2000 compliance. CapRock will consider utilizing other service providers if the current service providers cannot demonstrate compliance to CapRock's satisfaction by June 30, 1999.

     CapRock is still formulating contingency plans regarding significant suppliers of telecommunication services, which may suffer a year 2000-related failure. CapRock utilizes a number of different service providers and the contingency plan will include re-routing traffic from a vendor which has experienced a year 2000 systems failure to another vendor(s).

DISCLAIMER

     The discussion of CapRock's efforts, and management's expectations, relating to year 2000 compliance are forward-looking statements and the dates on which CapRock believes it will complete such efforts are based upon management's best estimates. These estimates were derived using numerous assumptions regarding future events, including the continued availability of certain resources and other factors. We cannot assure you that these estimates will prove to be accurate, and our actual results could differ materially from those currently anticipated. Specific factors that could cause such material differences include, but are not limited to the availability and cost of personnel trained in year 2000 issues, the ability to identify, assess, remediate and test all relevant computer codes and embedded technology and similar uncertainties. In addition, variability of definitions of "compliance with year 2000" relating to products and services sold by CapRock may lead to claims whose impact on CapRock is currently not estimable. We cannot assure you that the aggregate cost of defending and resolving such claims, if any, will not materially adversely affect our results of operations.

MARKET RISK

     CapRock is exposed to market risk from changes in marketable securities (which consist of money market and commercial paper). At December 31, 1998, marketable securities of CapRock were recorded at a fair value of approximately $97 million, with an overall average return of approximately 5% and an overall weighted average of less than 1 year. The marketable securities held by CapRock have exposure to price risk, which is estimated as the potential loss in fair value due to a hypothetical change of 50 basis points (10% of CapRock's overall average return on marketable securities) in quoted market prices. This hypothetical change would have an immaterial effect on the recorded value of the marketable securities.

     CapRock is not exposed to material future earnings or cash flow fluctuations from changes in interest rates on long-term debt since 100% of its long-term debt is at a fixed rate of December 31, 1998. The fair value of CapRock's long-term debt at December 31, 1998 was estimated to be $144 million based on the overall rate of the long-term debt of 12% and an overall maturity of 9.5 years compared to terms and rates currently available in long-term financing markets. Market risk is estimated as the potential decrease in fair value of CapRock's long-term debt resulting from a hypothetical increase of 100 basis points in interest rates (ten percent of CapRock's overall borrowing rate). Such an increase in interest rates would result in approximately a $5.1 million decrease in fair value of CapRock's long-term debt. To date, CapRock has not entered into any derivative financial instruments to manage interest rate risk and is currently not evaluating the future use of any such financial instruments.

     CapRock conducts business in Aberdeen, Scotland, through a wholly owned subsidiary. However, the business transacted by this subsidiary is in the local functional currency. Therefore, CapRock does not currently have any exposure to foreign currency transaction gains or losses. All other business transactions are in U.S dollars. To date, CapRock has not entered into any derivative financial instrument to manage foreign currency risk and is currently not evaluating the future use of any such financial instruments.

                                    BUSINESS

     CapRock owns and operates a scalable long-haul fiber network which upon completion, is expected to cover approximately 5,500 route miles throughout the Southwest region, which includes Texas, Louisiana, Arkansas, Oklahoma and New Mexico. This fiber network supports the voice, data, bandwidth and dark fiber services we provide to our carrier and retail customers. Our 1998 revenues were $121.8 million and EBITDA (exclusive of merger related expenses of $2.3 million) was $15.0 million. Over the past five years, our revenues have grown at a compound annual growth rate of 55%.

     We intend to be the premier provider of carriers' carrier services and the leading facilities-based integrated communications provider in the Southwest region. To measure our progress, we classify our revenues in three categories: carriers' carrier, integrated services and systems services. Our carriers' carrier revenues include domestic and international long distance, bandwidth and dark fiber services sold to telecommunications carriers and other wholesale customers. Currently, we have over 100 carrier customers, including AT&T, MCI WorldCom, Sprint Corporation and Qwest Communications, as well as many regional independent companies such as Century Telephone Enterprises, Inc. and Lufkin Conroe Telephone. Our integrated services revenues reflect our local, long distance, Internet, data and private line products provided to over 5,000 small and medium-sized businesses on a single bundled bill. Lastly, our systems services revenues represent the voice and data systems and services we provide primarily to the oil and gas industry offshore in and along the Gulf of Mexico.

     We are focused on the Southwest region because of this region's size and attractive growth prospects and because we believe that as a region it is currently underserved by other major telecommunications providers. We believe our ability to offer integrated telecommunication services along with superior customer service will be particularly attractive to small and medium-sized businesses that desire simple bundled plans from a single provider. Many of the smaller markets within our region do not have telecommunications alternatives to the incumbent local telephone company. We also believe that a regional focus enables us to achieve certain economies of scale due to the concentrated deployment of network assets, our sales and marketing efforts and our management. By maximizing the amount of traffic that remains on our network, we can maximize our gross profit margins and returns on invested capital.

     We intend to build the most extensive alternative fiber network in the Southwest region, which will allow us to serve nearly every primary, secondary and tertiary city within the region. Our fiber network is scalable, and we are deploying a minimum of 96 fibers and two to three spare conduits along each route. Each fiber is capable of supporting dense wave division multiplexing, and each conduit is capable of housing a cable with hundreds of additional fibers. In order to reduce the cost of fiber retained for our own use, we intend to sell excess fiber to other carriers. We are currently in discussions for the sale of fiber over segments of our network with over 25 carriers. Consistent with our planned network deployment schedule, approximately 800 route miles of the long-haul fiber network were substantially completed at year-end 1998. We currently have another 1,870 route miles under construction and expect to have approximately 3,000 route miles completed by the end of 1999, with the remainder of the 5,500 mile network expected to be completed by the end of 2000. We recently entered into an agreement with Enron Communications to jointly build approximately 1,050 miles of fiber network in Texas. We believe that this agreement and any other similar agreements we may execute in the future may enable us to significantly lower the overall cost of network construction as well as accelerate its deployment.

     In addition to our extensive fiber network, our voice network facilities include seven local and long distance switches (six which we own and one which we manage) with another four local switches scheduled to be installed in the second and third quarters of 1999. We plan to colocate our equipment in 20 central offices with incumbent local telephone companies (13 of which are currently in process) for the provision of local services using unbundled network elements, or UNEs, by the end of 1999. We also plan to purchase and deploy in the second and third quarters of 1999 ten ATM data switches to support our Internet, frame relay and ATM services.

     Our proximity to Mexico allows us to directly connect to the fiber networks of multiple Mexican telecommunications carriers. Subject to compliance with certain regulatory requirements, we are capable of providing dark fiber to these carriers at several border crossings enabling them to close open fiber rings in Mexico by using CapRock fiber on the U.S. side of the border. Additionally, our direct connect agreements with foreign carriers position us to capture increased levels of growing international traffic.

     Our executive management team has extensive experience in developing advanced telecommunications networks as well as significant executive managerial experience. Jere W. Thompson, Jr., our Chief Executive Officer and Chairman of the Board, founded CapRock Fiber in 1992, became President of CapRock Telecommunications in 1994 and has overseen the development of our company since that time. Ignatius W. Leonards, our President, founded IWL Communications and has over 24 years of telecommunications industry experience. Kevin W. McAleer, our Chief Financial Officer, has over 17 years of experience as the chief financial officer of several publicly held companies. In addition, Scott L. Roberts, our Executive Vice President of International Sales, Timothy W. Rogers, our Executive Vice President of Retail Sales and Network Operations, and Timothy
M. Terrell, our Executive Vice President of Carrier Sales, were all co-founders of CapRock Telecommunications and prior to that were employed as directors and managers in the carrier sales divisions of Qwest and Sprint. Byron M. Allen, Executive Vice President, International, has six years of experience in the domestic and international telecommunications industry. After the offering, our management team will continue to beneficially own approximately 67% of our common stock.

MARKET OPPORTUNITY

     We believe that a substantial market opportunity exists for us as a result of the following factors:

     - attractive growth dynamics of the Southwest region,

     - rapidly developing telecommunications technologies,

     - growing demand for data services and Internet access,

     - need for integrated communications solutions for small and medium-sized businesses,

     - increasing traffic between the U.S. and Mexico, and

     - the 1996 Telecommunications Act.

     Attractive growth dynamics of the Southwest region. We believe that there is a significant opportunity in the Southwest region. Incumbent local telephone companies, or ILECs, still control almost 98% of the local service market, and the population of the Southwest region is large and growing rapidly. Texas is the second largest state in the U.S., and its population is expected to exceed 20 million in 1999. Over the past two years, Texas was the second fastest growing state in terms of total population and new job creation. The combined population of the Dallas/Ft. Worth, Houston and San Antonio metropolitan areas exceeds the total populations of each of 43 other states. Based on statistics published by the Federal Communications Commission (FCC), in 1998 there were over 5.4 million business access lines, approximately 12.0 million residential access lines and a total of approximately 17.4 million total access lines in the Southwest region. We believe that access lines in this region will grow slightly more than 5% annually.

     Rapidly developing telecommunications technologies. Advances in various telecommunications technologies, such as high speed optical transmission electronics, dense wave division multiplexing, or DWDM, and packet-switches are reducing the cost structure of newly-deployed telecommunications networks. High speed OC-192 transmission electronics operate at approximately 10 billion pulses of light per second, four times faster and far more cost effective than prior generation electronics. Dense wave division multiplexing significantly increases the transmission capacity of a single strand of fiber optic cable (it can increase the carrying capacity of a single fiber 32 fold by allowing simultaneous transmission of up to 32 optical channels per fiber). High performance packet switches break up data into "packets." Compared to circuit switches, packet switches are almost half the cost on a per port basis and utilize bandwidth more than ten times as efficiently for the transmission of voice and data. These technologies effectively combine to manufacture more bandwidth and to make it faster and available to more locations and at lower costs than ever before.

     Growing demand for data connections and Internet access. Demand for bandwidth is being fueled by the demand from data and Internet services. Although rapid access to information and the ability to distribute it quickly through the use of data connections are critical to businesses, many of the nation's businesses do not have access to data services, especially small and medium-sized businesses located in secondary and tertiary cities. Market studies estimate that, in response to this demand, spending on end-user subscriptions for data services will grow at an annual rate of 77% over the next four years. In addition, the proliferation of local area networks, wide area networks, private networks, Internet services, e-mail and other enhanced services has caused data transmissions to become a significant and increasing portion of overall telecommunications traffic. These services are expected to drive much of the growth in the data communications market. As a result, the data services market has been the fastest growing segment of the communications industry, expanding at a rate five times faster than the voice services market, with an increase from approximately $3.7 billion in revenues in 1994 to approximately $9.9 billion in revenues in 1997. Market studies estimate that the data communications services market will grow to approximately $24.3 billion in annual revenues by the end of 2001, representing a compound annual growth rate of 25% from 1997.

     Need for integrated communications solutions for small and medium-sized businesses. Currently the vast majority of the nation's small and medium-sized businesses need to deal with multiple communications providers to obtain their communications needs. These businesses tend to use the incumbent local telephone company for local services, long distance carriers for long distance services, equipment integrators for on-premise voice and network systems, and Internet service providers for Internet access. As a result, we believe that there exists a significant and growing demand from businesses for the provision of advanced telecommunications services from a single provider that can not only provide a convenient bundled package of products and services, but also provide integrated customer care and support.

     Increasing traffic between the U.S. and Mexico. We believe that over half of the traffic between Mexico and the U.S. passes through border crossings along the Texas border. In 1997, Mexico was the second largest destination for U.S. outbound telecommunications traffic, accounting for approximately 12.1% of the total international traffic originating in the U.S. The U.S. is the largest destination of outbound traffic from Mexico, accounting for approximately 89% of its total international traffic. In 1997, the telecommunications traffic into Mexico was approximately 2.9 billion minutes, while outgoing traffic amounted to approximately 1.2 billion minutes. International calling tends to be price elastic: as rates fall, volume increases. Rates into Mexico have steadily dropped over the past four years, and traffic volume has increased commensurately. CapRock has a direct connection into Mexico with a Mexican carrier, which enables us to provide reliable, high quality terminations to our customers. We are in discussions with several Mexican carriers regarding potential sales or exchanges of dark fiber.

     The 1996 Telecommunications Act. Competition in the telecommunications industry has been impacted significantly by the 1996 Telecommunications Act. This act allows competitive carriers to use the existing incumbent local carrier infrastructure, as opposed to building a competing infrastructure at significant cost. The 1996 Telecommunications Act requires all incumbent carriers to allow competitive carriers to colocate their equipment along with incumbent carrier equipment in incumbent carrier central offices. This enables competitive carriers to access end users through existing telephone line connections. The 1996 Telecommunications Act creates an incentive for incumbent carriers that were formerly part of the Bell system to cooperate with competitive carriers. These incumbent carriers cannot provide long distance service until regulators determine that there is competition in the incumbent carrier's local market.

BUSINESS STRATEGY

     Our business objectives are to establish ourselves as the premier carriers' carrier and to be the dominant integrated communications provider in the Southwest region. To achieve these objectives, we intend to:

     - Build the region's most advanced, scalable and extensive fiber optic network. We believe that existing fiber networks cannot meet the bandwidth needs of businesses and carriers in the Southwest region. We also believe that the secondary and tertiary markets located between the major markets in this region are underserved, creating a significant market opportunity. To address this need, we are currently expanding our network to cover approximately 5,500 route miles throughout the Southwest region. We intend to construct the most extensive and advanced fiber network in the region. By installing multiple conduits, along with a large number of advanced fiber strands in each conduit that are capable of supporting dense wave division multiplexing, we are creating a robust network that will have significant flexibility to add capacity to meet future customer demand. The unused conduits allow us to add fiber and to cost-effectively deploy future generations of optical networking components, which will expand capacity and reduce per unit costs, without new construction. Through our use of these technologies, we believe that we can rapidly scale our network to support the demands for increased bandwidth, that the bandwidth we utilize is lower in cost and that the markets we can reach are greater in number. We intend to have our network interconnect with the networks of selected Mexican carriers at multiple border crossings, creating international synchronous optical network, or SONET, ring connections between the United States and Mexico. Given the strong demand for dark fiber over the past year, we increased our planned network build out from approximately 4,300 route miles to approximately 5,500 route miles.

     - Create a strategic, regionally focused asset. We are focused on the Southwest region because of the region's size, attractive growth prospects and its border with Mexico, and because we believe that as a region it is currently underserved by other major telecommunications providers. We believe that existing fiber networks cannot meet the fiber and bandwidth needs of businesses and carriers in the Southwest region. This creates a significant market opportunity for an alternative network provider that offers communications services throughout this region. Our network has been designed to complement existing major long haul fiber networks. To the extent possible, our routes are geographically diverse from the existing fiber networks of AT&T, MCI WorldCom, Sprint, Qwest and IXC. We also believe that the majority of communications traffic is regional in nature. By concentrating our network build within a region, we feel we can maximize the amount of traffic that originates and terminates end-to-end on our network, which captures significant regional traffic and allows us to maximize our gross profit margins and returns on invested capital.

     - Pursue a cost-effective network build. While our fiber network principally supports our voice, data and bandwidth products, we also expect the network to provide us with significant financial benefits. Demand for dark fiber is strong, so we intend to sell excess dark fiber to third parties. Also, we may enter into arrangements with other carriers, similar to our agreement with Enron Communications, to jointly build certain segments of our fiber network. These dark fiber sales and joint build arrangements may enable us to accelerate our construction schedule and significantly lower the cost of fiber retained for our own use. We believe that on a per fiber mile basis we will own one of the lowest net cost networks in the Southwest region.

     - Focus on high value-added local switching infrastructure. As we enter markets, we initially provide local services by reselling the services of the incumbent local telephone companies. As we obtain enough customers to economically justify the deployment of local switches, we plan to migrate our resale customers to our own switching facilities. We also intend to reach our customers by utilizing either the unbundled network elements of ILECs or the fiber facilities of other CLECs. We believe that this "success-based capital deployment" strategy, whereby we deploy capital incrementally and only in attractive markets with an existing customer base, will enable us to construct a network and facilities that can serve customers in all of our markets, while minimizing risk and the substantial up-front capital expenditures in unproven markets. We are constantly exploring alternative technologies to provide local loop, or last-mile connectivity, to customers in our target markets, such as digital subscriber lines (DSL) and local multipoint distribution systems (LMDS).

     - Provide bundled communications solutions to small and medium-sized businesses. We believe that there is a strong desire among small and medium-sized business customers to simplify their operations by dealing with a single telecommunications provider for an integrated package of communications services. We currently offer local, long distance, Internet, data and private line services. In addition, we also offer asynchronous transfer mode (ATM), frame relay, Integrated Services Digital Network (ISDN), Web server hosting, and other enhanced services not generally available from the ILECs (or available only at prices higher than those that we intend to charge). We believe that our ability to provide a wide array of integrated services, to invoice these services on a single bundled bill, and to serve as a single point of contact for sales and service will enable us to (1) better compete in and to rapidly penetrate our targeted markets, (2) capture virtually all of our existing and newly acquired customers' expenditures for telecommunications services and equipment, (3) enhance our profit margins, (4) increase customer satisfaction, and (5) maintain lower customer churn. In addition, we believe that our cost structure in offering bundled local and long distance services will allow us to offer those services at a bundled price that will be substantially lower than those services purchased separately.

     - Pursue acquisitions and strategic alliances. As part of our growth plan, we routinely engage in discussions with other companies considering potential business ventures and combinations. In our target markets, a large number of small private companies provide local, long distance, data, and Internet services, as well as telecommunications equipment. This fragmentation creates opportunities to acquire industry participants that can provide additional management talent, customers and product extensions. In addition, as part of our strategy to rapidly deploy our network, we intend to pursue strategic relationships with cable television companies, utilities, state transportation departments and other governmental authorities. By utilizing strategic alliances, we believe we will be able to enter our target markets quickly and efficiently and will be able to reduce the up-front capital investment required to develop our network. Our agreement with Enron Communications to jointly build approximately 1,050 miles of fiber network in Texas is an example of this strategy. This agreement and any other similar agreements we may execute in the future may enable us to accelerate the construction schedule for our network and significantly lower the cost of fiber retained for our use.

     - Build market share through personalized sales and customer service. We focus on superior customer service and offer our integrated services primarily to small and medium-sized businesses. Unlike large corporate, government, or other institutions, small and medium-sized businesses often do not have the necessary in-house personnel required to manage and implement complex telecommunications solutions. As a result, we believe that a consultative direct sales effort combined with a superior and personalized customer care program that provides customers with a comprehensive turn-key telecommunications solution will give us a competitive advantage in capturing our customers' total telecommunications traffic. As of February 28, 1999, our direct sales force consisted of 100 account executives and managers in Dallas, Ft. Worth, Houston, San Antonio, Austin and Victoria, Texas, as well as Lafayette, Louisiana. In addition, we had 115 sales agents located throughout Texas. We intend to recruit, train and deploy approximately an additional 100 account executives by the end of 1999. We believe that our low customer attrition in 1998, which was less than 3% for the entire year, was achieved because of our superior customer service.

     - Leverage our advanced back office systems. We handle our provisioning, customer care, billing and traffic reporting functions through a proprietary software platform developed by RiverRock Systems, Ltd., a Texas limited partnership in which we have a 49% ownership interest. The system has been designed to be both scalable and flexible in order to support our expected future back office requirements. We believe that this system provides us with a significant competitive advantage by allowing us to creatively bundle and price various telecommunication services, to process large order volumes, and to provide superior customer service when compared to the incumbent local telephone companies or other providers using legacy systems that either outsource back-office services or that do not have an advanced office support systems platform. The RiverRock system is part of a larger back office organization which enables us to: (1) minimize the time required to initiate services for new customers, (2) provide customer bills, (3) respond quickly to customers' needs and information requests, and (4) better monitor and analyze traffic, financial and operating trends. We intend to continue to develop this system to meet increasing demands for our services and to continue to provide our customers with superior customer care.

NETWORK BUILD OUT AND FINANCING PLAN

     By the end of the year 2000, we intend to build out our fiber optic network to approximately 5,500 route miles throughout the Southwest region. We began constructing and operating a regional fiber network in 1993. We completed construction of the first 260 route miles of our fiber network in 1997, and at the end of 1998, the first 800 route miles of our scalable, regional fiber network were substantially completed, linking San Antonio, Laredo, McAllen, Harlingen, Corpus Christi, Victoria and Houston, Texas. Over the past two years, we have met substantially all of our milestones with respect to our construction schedules and budgets. We currently have approximately 1,870 route miles under construction and expect to have approximately 3,000 route miles completed by the end of 1999, linking south Texas, San Antonio, Houston, Austin, Waco, Dallas, Fort Worth, Amarillo, Oklahoma City, Tulsa, Little Rock, Monroe and New Orleans. We expect that the remainder of the 5,500 route mile fiber network will be completed by the end of the year 2000. Given the increased demand for our fiber-based telecommunications services over the past year, we increased our planned network build out from approximately 4,300 route miles to approximately 5,500 route miles.

     We believe that our network, once completed, will be the most extensive alternative fiber network in the Southwest region and will enable us to serve nearly every primary, secondary and tertiary city in the region. Our network is designed to be scalable and will have significant excess capacity to meet future demand and flexibility to accommodate new fiber technology and electronics. We are burying three to four conduits throughout our network. We are installing in a conduit a minimum of 96 Lucent Truewave and single-mode fibers. Both Truewave and single-mode fiber are capable of supporting dense wave division multiplexing. We intend to retain on average 24 fiber strands throughout most of our network. The routes of the network are primarily constructed on state highway and county road rights-of-way, and are planned to be generally geographically diverse from the existing fiber networks of AT&T, Sprint, MCI WorldCom, and IXC. The fiber network will also interconnect with the fiber networks of selected Mexican carriers at multiple border crossings.

     Through the continuing and successful integration of IWL Communications and its personnel and network facilities, we have been able to continue developing our fiber network and our switching facilities. In addition to our extensive fiber network, our network facilities also include seven local and long distance switches (six which we own and one which we manage), with another four local switches scheduled to be installed in the second and third quarters of 1999. We plan to colocate our equipment in 20 central offices with incumbent local telephone companies (13 of which are currently in process) for the provision of local services using UNEs by the end of 1999. We also plan to purchase and deploy in the second and third quarters of 1999 ten ATM data switches to support our Internet, frame relay and ATM services.

     We estimate total gross capital expenditures of approximately $410 million to complete our planned regional network build out, including fiber, transmission electronics, voice and data switches and corporate capital expenditures. With our cash and marketable securities, cash flow from operations, and the expected net proceeds from this offering, the planned completion of the network through the end of 1999 will be fully funded, and we believe that those sources of capital together with, vendor financings, borrowings under the credit facility that we are currently negotiating, and anticipated sales of dark fiber will be sufficient to fully fund completion of the network as planned. We are currently cash flow positive, with

EBITDA of $8.8 million in 1997 and EBITDA of $15.0 million in 1998 (exclusive of merger related expenses).

     To reduce the cost of fiber retained for our own use, we have sold in the past and intend to sell in the future conduit and dark fiber to third parties. In the past, we have jointly constructed segments with Teleport Communications Inc., a competitive local phone company, and with TCI Communications Inc., a cable television company, and we recently announced our agreement with Enron Communications to jointly build approximately 1,050 miles of fiber network in Texas. Through this joint build arrangement, we will connect Amarillo, Lubbock, Dallas, Fort Worth, Waco, Bryan, Austin, San Marcos, San Antonio and Houston, Texas. The partnership we formed with Enron Communications is installing four conduits throughout the 1,050 miles. We intend to jointly market 96 of the 192 fibers installed. Of the remaining 96 fibers, we will own 48 fibers and Enron Communications will own 48 fibers. The joint build arrangement provides several benefits, including reduction of construction costs, accelerated acquisition of right of way and franchise agreements, a majority of which are essentially in place, and the freeing up of resources to potentially accelerate the build of the remaining portion of the network. This agreement and any similar agreements we may execute in the future may enable us to accelerate our construction schedule and accelerate the rate of deployment of our network, which in turn may accelerate our need for additional capital. Each city-pair segment of our fiber network is operational upon completion of construction. Should network construction be slowed or postponed, our existing network is still operational and our integrated services strategy can continue essentially unchanged.

     By installing a large fiber count, advanced fiber capable of supporting dense wave division multiplexing and spare conduits, the network will be scalable and will have significant flexibility to add capacity to meet future demand. The integrity and survivability of the network will be enhanced through the design of multiple SONET rings, and its diverse location from existing longhaul networks. The expanded network is expected to deliver the following significant strategic and financial benefits to us: (1) substantial savings by allowing us to move onto our own network a significant portion of the traffic that we currently carry on circuits which we lease from other carriers; (2) high capacity new routes allowing us to increase revenues by leasing additional circuits to our customers, including high capacity circuits such as OC-3s, OC-12s, and OC-48s; (3) lower underlying transmission and network operating costs; (4) sufficient capacity to support increasing demand from Internet, multimedia applications, frame relay and ATM; and (5) reduced capital costs through sales and exchanges of excess fiber which we are including in our network expansion specifically for that purpose.

     We also provide services to our oil and gas company customers through a satellite network consisting of leases for access to multiple satellites, a microwave network, two-way radio licenses and carrier agreements for long distance service combined with a switch-based network. Our microwave network includes a system that has been built by us onshore in the Southwest region and extends offshore into the Gulf of Mexico. We believe that the fiber and microwave network we have created to support our oil and gas industry customers has excess capacity and can readily support integrated communications' activities in secondary and tertiary markets along the Texas and Louisiana Gulf Coast, where we expect less competition for customers than in the larger markets. We intend to leverage our project management skill set and expertise by supplying communications services to customers outside of the oil and gas industry, particularly customers with operations located near our existing and planned communications infrastructure.

     We are currently negotiating with a bank to obtain a senior credit facility in the amount of $100 million. The credit facility is expected to have a five-year term, with the entire principal due at maturity, and will contain standard and customary restrictive covenants, including financial covenants. As our network build out proceeds and our customer base expands, we will consider refinancing a portion of our borrowings under the credit facility with long-term indebtedness. While we believe that the credit facility will be completed, we cannot assure you that this will be the case and, as a result, we may need additional capital from other sources to complete construction of our network, or we may need to delay or curtail the build out of portions of our expanded network.

PRODUCTS AND SERVICES

Carriers' Carrier

     We intend to establish ourself as the premier carriers' carrier within the Southwest region, providing voice, data, broadband and dark fiber services over the most extensive advanced fiber optic network in the Southwest region. Carrier service principal products are: long distance terminating access, calling cards, dark fiber, and bandwidth provision. Our carrier customer base includes more than 100 carriers, including AT&T, IXC, MCI WorldCom, Qwest and Sprint, and including regional independents such as Century Telephone Enterprises, Inc. and Lufkin Conroe Telephone.

     Long Distance Terminating Access. This service enables carrier customers to terminate regional, domestic or international long distance calls through our switches. We terminate calls over our own network and feature groups established with incumbent local telephone companies or through other carriers providing services to us. We sells these services on a per-call basis, charging by minutes of use, or MOUs, with payment due monthly after services are rendered.

     Bandwidth Provision. We offer T-1, DS-3, OC-3, OC-12 and OC-48 capacity and individual wavelength channels to our carrier customers. Carriers utilize the broadband capacity to support their voice and data traffic requirements and to provide diverse routing as backup in the event of a fiber cut along their primary routes. Services are provided generally through one year contracts, requiring fixed monthly payments, generally in advance.

     Dark Fiber. We lease and sell excess dark fiber to carrier customers over our fiber network. We are burying three to four conduits and installing a cable with a minimum of 96 fiber strands throughout our 5,500 mile fiber network. We intend to retain an average of 24 fibers for our own use and to continue to lease or sell excess capacity to lower our net cost for fiber retained for our own use. Dark fiber lease contracts are generally for a minimum of ten years with multiple five year renewals at discounted rates. Dark fiber sales are in the form of indefeasible right of use contracts for terms for 20 years and longer.

Integrated Services

     We intend to become the dominant integrated communications provider in the Southwest region, offering local, long distance, Internet, data and private line services to end-user customers on an integrated basis invoiced on a single, bundled bill. We believe that our ability to provide integrated services, and to invoice these services on a single, bundled bill enables us to (1) better compete in and rapidly penetrate our targeted markets, (2) capture virtually all of our existing and newly acquired customers' expenditures for telecommunications services and equipment, (3) increase customer satisfaction, and (4) maintain low customer churn.

     We offer (or, where indicated, intend to offer) the following products:

     Local. These services offer customers local switched and enhanced services. We intend to continue to obtain local telephone services from incumbent local telephone companies on a total service resale, or TSR, basis and as demand economically justifies, to install local switches and migrate customers to our network utilizing unbundled network elements leased from incumbent local telephone companies for last mile local lines. We believe this approach significantly boosts our gross margins, maximizes our return on invested capital, and reduces the time required to enter new markets.

     One Plus Long Distance. This service offers customers the ability to make outbound switched long distance calls by simply dialing a 1, plus the area code and phone number. Customers can select us as their primary long distance provider by placing an order with us. This service may be used for both domestic and international calling.

     Long Distance Dedicated Service. This service is designed for larger users with sufficient long distance traffic volume to warrant the use of dedicated lines directly to the customer to originate calls. Instead of long distance calls switched through the ILEC, this service uses a dedicated line that directly connects the end user and our switch. This eliminates ILEC originating access fees and reduces per minute rates to the user.

     Internet. We provide Internet services to approximately 800 customers. The services include e-mail server, news server and hosting of customer web pages.

     Data. Frame relay and ATM data services are currently provided on a resale basis. Our fiber network has been designed to provide a platform to support high capacity, bandwidth-intensive products. We intend to migrate our data services onto our own data and fiber networks as these networks are built out.

     Private Lines. This service provides customers dedicated broadband capacity, typically T-1s and DS-3's. Private lines enable customers to connect directly to their long distance carriers, bypassing the ILEC and thereby reducing long distance rates. Private lines also enable customers to establish virtual private wide area networks for data and voice transmissions between or among multiple locations.

     Toll Free 800/888. This inbound service, where the receiving party pays for the call, is accessed by dialing an 800/888 area code. This is used in a wide variety of applications, many of which generate revenue for the user (such as reservation centers or customer service centers).

     Calling Card. These traditional, basic telephone calling cards allow the user to place calls from anywhere in the United States, Canada and later in 1999 we plan to expand our service to include Mexico. We also offer additional features including conference calling and speed dialing.

     Prepaid Card. Prepaid cards allow a customer to purchase and pay in advance for a card with a fixed amount of calling time. The card is then used as a standard calling card from which time is deducted when used. Prepaid cards may be purchased with enhanced features similar to those of calling cards and also may be renewed by purchasing additional time.

System Services

     We intend to maintain our position as a major provider of telecommunications services to remote installations, primarily in the Gulf of Mexico. Our principal products are offshore voice and data services, as well as the sale and installation of equipment to carry those services.

     Offshore Services. We provide offshore voice and data systems and services to the oil and gas industry in the Gulf of Mexico. Satellite and microwave transmission media are used depending on the type and location of the drilling rig involved. Our communications systems are flexible and can be quickly re-aligned as rigs move to new locations.

     Customer Premise Equipment. We currently sell and install telephone and switchboard equipment to our offshore customers. We intend to add office switchboard and private branch exchange equipment for our small and medium-sized business customers. We intend to continue to build our relationships with local customer premise equipment installation companies in all of our markets for the purpose of selling and installing customer premise equipment not otherwise provided by us.

SALES AND MARKETING

     Carriers' Carrier. We established a carrier services sales force in 1992. We believe it competes effectively in this market based on a combination of price, reliability, quality of service, route diversity, ease of ordering, ability to obtain traffic information and superior customer service. We market our carrier services primarily through eight direct sales personnel and four support specialists located in our headquarters in Dallas. In general, these sales professionals locate potential customers for our carrier services through customer referrals, trade forums, trade shows and industry alliances.

     Integrated Services. We focus our sales efforts on small to medium-sized businesses in the Southwest region primarily through two channels: our direct sales force and our network of independent sales agents. Our direct sales force and our authorized agents are trained to emphasize our customer-focused sales efforts, superior customer service and product value. We reinforce building customer relationships by tying a portion of each account executive's and agent's compensation directly to the longevity of their customer accounts.

     As of February 28, 1999, our direct sales force consisted of 100 account executives in Dallas, Fort Worth, Houston, San Antonio, Austin, and Victoria, Texas as well as Lafayette, Louisiana. We intend to hire and train approximately 100 additional account executives by the end of 1999 and an additional 100 account executives by the end of 2000.

     Our sales personnel call on prospective and existing business customers, conduct analyses of business customers' telecommunications usage histories and service needs, and demonstrate how our various service packages will improve a customer's communications capabilities in a cost-effective manner. Sales personnel identify potential business customers by several methods, including customer referral, marketing research, personal telemarketing and through other networking alliances such as endorsement agreements with trade associations and local chambers of commerce. We recruit new account executives by emphasizing our extensive and advanced fiber communications network, broad array of services bundled on a single bill, superior customer service, attractive compensation and commission plans, stock option programs, and marketing support plans.

     We also have 115 sales agents located throughout Texas. Our agent program was established in 1996, and consists primarily of independent telephone equipment vendors authorized by us to market our products and services. Authorized agents receive recurring commissions based on product, pricing, volume of usage and customer retention. We have four agent managers who actively recruit new agents. We intend to add an additional 65 agents in 1999.

     Our marketing strategy is built upon the belief that customers want to reduce the number of providers, simplify the complexity and enhance the value of their telecommunications needs. To address this strategy, we seek to be a single source provider, offering the bulk of our customers' needs on single bills and through single sales channels. We believe that our personalized attention to the needs of our business customers, coupled with our ability to provide a fully integrated bill, is appealing to both existing and prospective customers.

     Project Management and Offshore Services. We target domestic customers that require turnkey system solutions and other telecommunications services. Our sales force sells frequency bandwidth and call completion and system solutions, which allows us to further develop our own telecommunications infrastructure.

CUSTOMER CARE AND SUPPORT

     We believe that our reputation has been built on outstanding customer care. We strive to provide superior customer care and support for our customers and believe that personal contact with our customers through knowledgeable, friendly and efficient customer service representatives is a significant factor in customer retention. We intend to significantly increase the number of our customer service representatives as the number of direct and agent sales representatives grows.

     To support our carriers' carrier and integrated services customers, we operate a call center in Dallas, Texas staffed by our customer service representatives, who have completed a certification and training program provided by us. To enhance their effectiveness, we provide ongoing training to all customer service representatives. Our customer service department uses on-line, real-time automated systems that provide notes from all prior contacts with the customer, provide a complete account and payment history for customers billed by us and enable the customer service representatives to provision new services and modify existing services on all of our products.

     We handle our provisioning, customer care, billing and traffic reporting functions through a proprietary software platform developed by RiverRock Systems, Ltd., a Texas limited partnership in which we have a 49% ownership interest. The system has been designed to be both scalable and flexible in order to support our expected future back office requirements. We believe that this system provides us with a significant competitive advantage by allowing us to creatively bundle and price various telecommunication services, to process large order volumes, and to provide superior customer service when compared to the incumbent local telephone companies using legacy systems and their competitors that outsource back-office services or that do not have an advanced office support systems platform. The RiverRock system is part of a larger back office organization which enables us to: (1) minimize the time required to initiate services for new customers, (2) provide customer bills, (3) respond quickly to customers' needs and information requests, and (4) better monitor and analyze traffic, financial and operating trends. We intend to continue to develop this system to meet increasing demands for our services and to continue to provide our customers with superior customer care. See "Certain Transactions."

     We also provide customer support for our offshore products and services through our full-service support teams in Friendswood, Texas, Lafayette and New Orleans, Louisiana, Moscow, Russia and Aberdeen, Scotland. Support services include: (1) on-site maintenance, with over 50 technical specialists on call for immediate dispatch when customers' communications systems require maintenance;
(2) a network operations center in Friendswood, Texas where our professionals remotely monitor customers' communications systems throughout the Gulf of Mexico and around the world seven days a week, 24 hours a day; (3) customer support for our wireless products; (4) training programs designed to maximize the customers' communications investment through classroom training at customers' sites and multimedia video training tools; and (5) research and development for unique applications where our engineers can custom design or modify hardware to improve our performance within a particular system.

COMPETITION

     Overview. The communications services industry is highly competitive, rapidly evolving and subject to constant technological change. In particular, numerous companies offer long distance, local, Internet, data and bandwidth services, and we expect competition to increase in the future.

     Fiber Networks. We intend to expand our fiber optic network to approximately 5,500 route miles throughout the Southwest region. We expect to compete with numerous established and start-up national and regional fiber optic networks owned by long distance carriers, ILECs and CLECs throughout the Southwest region. These competitors include very large companies such as:

     - AT&T,

     - MCI WorldCom,

     - Sprint,

     - Level 3,

     - Williams,

     - SBC, and

     - Qwest.

Each of these companies has greater name recognition, financial, personnel, technical and marketing resources than we have. We also anticipate that other providers of local and long distance telecommunications services will plan and construct fiber networks that could compete with our network. In addition to long distance carriers and local telephone companies, entities potentially capable of offering broadband services in competition with our existing and planned network include:

     - other facilities-based communications service providers,

     - cable television companies,

     - electric utilities,

     - microwave carriers,

     - satellite carriers,

     - wireless telephone system operators, and

     - large companies who build private networks.

     Competing networks may also have advanced fiber and operating capabilities similar to those of our network. Furthermore, we expect that some of our competitors will compete in our geographic market and directly with us for many of the same customers along a significant portion of the routes along which we intend to operate.

     Domestic and International Long Distance. We provide long distance services using our own facilities and by reselling the facilities of other carriers, both in the United States and between the United States and other countries. The long distance communications industry is intensely competitive and the marketing and pricing decisions of the larger industry participants such as AT&T, MCI WorldCom, and Sprint have a significant impact on us. In addition, significant consolidation in the industry has created and will continue to create numerous other entities with substantial resources to compete for long distance business. Such entities include Excel Communications, Inc., Frontier Communications Service, Inc. and Qwest. In addition, as a result of the Telecommunications Act of 1996 (the "1996 Telecommunications Act"), we anticipate that the Federal Communications Commission ("FCC") may permit the RBOCs and GTE Operating Companies ("GTOCs") to enter the long distance market in the future. These larger competitors have significantly greater name recognition, financial, technical, network and marketing resources. Many may also offer a broader portfolio of services and have long standing relationships with customers targeted by us. Moreover, we cannot guarantee that our competitors cannot negotiate contracts with suppliers of telecommunications services to obtain conditions of service more favorable than ours. Many of our competitors enjoy economies of scale that can result in a lower cost structure for transmission and related terminating costs. Those carriers could bring significant pricing pressure to bear on us.

     We compete in the long distance market primarily on the basis of price, customer service and the ability to provide a variety of communications products and services. Customers frequently change long distance providers in response to lower rates or promotional incentives by competitors. Prices for domestic and international long distance calls have declined in recent years and we expect them to continue to decrease further and more rapidly. Indeed, we expect competition in all of our relevant markets to increase. This increased competition could adversely affect our net revenue per minute and gross margins. We cannot guarantee that we can compete effectively in the domestic or international long distance markets.

     Local Exchange Service. Our business objective is to expand significantly our operations to provide local services. Regulation permitting us to compete in the local service market has only recently been enacted into law, following enactment of the 1996 Telecommunications Act. The services we intend to offer will compete with those offered by ILECs, such as BellSouth, Southwestern Bell and the GTOCs, as well as very large long distance carriers, such as AT&T, MCI WorldCom, and Sprint. The ILECs currently dominate the provision of local services in their respective markets, and the ILECs and the very large long distance carriers have greater name recognition, financial, technical, network, marketing and personnel resources than we do. Those entities also hold longer standing relationships with regulatory authorities at the federal and state levels than we do. We may also face competition from other current and potential market entrants, including:

     - other CLECs,

     - cable TV companies,

     - electric utilities,

     - ILECs operating outside their current local service areas,

     - other long distance carriers,

     - wireless telephone system owners,

     - microwave owners, satellite carriers,

     - private networks built by large companies, and

     - start-up telecommunications ventures.

We cannot guarantee that we can compete effectively in the local service markets.

     Internet Telephony. The FCC currently classifies Internet services as enhanced services. As a result, federal and state common carrier regulations, including long distance interstate and intra-state access fees, tariffing, certification and rate regulation do not apply to the provision of Internet services. Some Internet service providers, or ISPs, have recently announced plans to use Internet protocol technologies ("IP Telephony") to introduce domestic and international long distance services at rates 30% to 50% below standard long distance rates. Although the FCC intends to review this issue, IP Telephony could increase pressure on long-distance companies and other communications companies to reduce prices and margins on domestic and international long distance services. We cannot guarantee that either we or our carrier customers will not experience substantial decreases in call volume, pricing and/or margins due to IP Telephony. We also cannot guarantee that we can offer telecommunications services to end users at prices that can compete with the IP Telephony services offered by these new companies.

     We also provide Internet services. We cannot guarantee that federal or state regulators will not impose additional regulation on Internet services in the future. We expect to compete by introducing IP Telephony shortly. The Internet services market is highly competitive, in part because no substantial barriers to entry exist. We expect that competition will continue to intensify. Our competitors in this market include:

     - Internet service providers,

     - other telecommunications companies,

     - online services providers, and

     - Internet software providers.

Many of these competitors have greater financial, technical and marketing resources than those available to us.

     Technological Advances. Dense wave division multiplexing, high-speed OC-192 transmission electronics, advanced fiber technology and packet switching are converging to increase significantly the supply of domestic and international transmission capacity. Rapid and on-going technological advances have brought new product and service offerings similar to the services we provide. The introduction of new products or emergence of new technologies may cause capacity to greatly exceed demand, reducing the pricing of certain services we provide. We cannot guarantee that we can satisfy future customer needs, that our technologies will not become obsolete because of future technological developments, or that we will not have to make significant additional capital investments to upgrade or replace our system and equipment. We cannot predict the impact of these technological changes on our operations. If we fail to keep pace with advances, it could have a material adverse effect on our financial condition, results of operations and cash flow.

     Offshore and Remote Telecommunications Services. Currently, we provide telecommunications services to oil and gas customers in the Gulf of Mexico. In the Gulf of Mexico, we compete directly with Autocomm Communications Engineering Corp., Sola Communications, Inc., Datacom and Shell. Shell currently provides competing services through its microwave network in the Gulf of Mexico and has announced plans to become a full service telecommunications provider to the oil and gas industry in the region. Although we believe that we compete successfully in each of our markets today, we cannot guarantee that we can continue to compete successfully in the future. We believe that most of our larger competitors have generally not made it a priority to provide remote, difficult-access telecommunications services. Should one or more of our competitors decide to focus on such services, it could have a material adverse effect on our financial condition, results of operations and cash flow.

EMPLOYEES

     As of February 28, 1999, we employed approximately 390 people, including approximately 116 in sales and marketing, approximately 110 in engineering and technical services and approximately 164 in management, customer care, provisioning, administration and finance. At that date, we also had an agent sales force numbering approximately 115 independent agents throughout Texas. We use the services of independent contractors for construction of our fiber network. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We believe that we have good relations with our employees.

PROPERTIES

     We own or lease buildings that contain approximately 180,000 square feet of floor space. Our primary headquarters are located in Dallas, Texas. We entered into a lease agreement effective March 1999 for our new corporate headquarters and expect to occupy an additional 30,000 square feet at the new headquarters by the year 2000. We own an office building in Friendswood, Texas and an office building in Lafayette, Louisiana, and we lease the remainder of our office space.

     All of the fiber optic cable, fiber optic telecommunications equipment and other properties and equipment used in the networks, are owned or leased by us. We have entered into various franchise, rights of way and lease agreements for network regeneration sites. These properties and agreements do not lend themselves to description by character and location of principal units and are not considered meaningful for this disclosure. Our principal facilities include:

                                       APPROXIMATE
LOCATION                               SQUARE FEET                      DESCRIPTION
--------                               -----------                      -----------
Dallas, Texas........................    80,000      Corporate headquarters for administration, finance
                                                     and carrier sales functions, sales, switching and
                                                     customer support personnel
Houston, Texas.......................    24,000      Division headquarters for administration, finance
                                                     and sales functions
Friendswood, Texas...................    24,000      Engineering, network operations center,
                                                     administration, production and warehouse
Phoenix, Arizona.....................    10,300      Switching facility and sales functions

     We consider our current facilities adequate for our current needs and believe that suitable additional space will be available, as needed, to accommodate further physical expansion of corporate operations and for additional sales and service.

LEGAL PROCEEDINGS

     We are a party to ordinary litigation incidental to our business from time to time. Currently, we are not a party to any litigation that we expect would have a material adverse effect on our results of operations, financial condition or cash flow.

                            REGULATION AND LICENSES

GOVERNMENT REGULATION

     The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Other existing federal, state and local legislation and regulations are currently the subject of judicial proceedings, legislative hearings, and administrative proposals which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings, nor their impact upon us or the telecommunications industry, can be predicted at this time. This section also sets forth a brief description of regulatory and tariff issues pertaining to our operations.

     We provide domestic and international services subject to varying degrees of U.S. federal, state and local regulation, and regulation by foreign authorities. In the United States, the 1934 Communications Act, as amended, including as amended by the 1996 Telecommunications Act and the regulations promulgated by the FCC thereunder, as well as the applicable laws and regulations of the various states and state regulatory commissions all govern the provision of telecommunications services. The FCC exercises jurisdiction under Title II of the 1934 Communications Act over all facilities of, and services offered by, telecommunications common carriers to the extent such services involve jurisdictionally interstate common carrier communications, including international communications originating from or terminating in the United States. State regulatory authorities retain jurisdiction over jurisdictionally intrastate communications. Under Title III of the 1934 Communications Act, the FCC also regulates the licensing and use of the radio frequency spectrum. Local governments sometimes impose franchise or licensing requirements on local service competitors and/or facilities companies. Services we provide in other countries remain subject to the telecommunications laws and regulations of those countries.

     The FCC and the state regulatory agencies impose and enforce regulatory requirements applicable to our operations. The FCC and the state regulatory agencies may address regulatory non-compliance with a variety of enforcement mechanisms, including:

     - monetary forfeitures,

     - refund orders,

     - injunctive relief,

     - license conditions, and/or

     - license revocation.

     As a telecommunications carrier, we must also comply with the Federal digital wiretapping administered by the U.S. Department of Justice and the FCC. The telecommunications industry varies substantially from state to state and continues to change rapidly. Moreover, as deregulation at the federal level occurs, some states are reassessing the level and scope of regulation applicable to carriers. Domestic or international regulators or third parties could raise material issues with regard to compliance or non-compliance with applicable regulations. Future regulatory, judicial or legislative activities could have a material adverse effect on our financial condition, results of operations or cash flow.

  U.S. Federal Regulation

     Local Service Regulation Under The 1996 Telecommunications Act. The 1996 Telecommunications Act, which amended the 1934 Communications Act, provided for comprehensive reform of the United States' telecommunications laws. In passing the 1996 Telecommunications Act, Congress sought to increase local competition from newer competitors such as long distance carriers, cable TV companies and public utility companies. The 1996 Telecommunications Act specifically requires all LECs (including ILECs and CLECs):

     - not to prohibit or unduly restrict resale of their services,

     - to provide dialing parity, number portability and nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listings,

     - to afford access to poles, ducts, conduits and rights-of-way; and

     - to establish reciprocal compensation arrangements for the transport and termination of telecommunications.

     In addition, ILECs must provide:

     - interconnection on certain terms and conditions,

     - unbundled network elements,

     - resold local services at wholesale rates,

     - reasonable public notice of any changes in the information needed for transmission and routing services over their communications facilities, and

     - physical colocation of equipment necessary for interconnection and access to unbundled network elements at the LECs' premises.

     Under the 1996 Telecommunications Act, Regional Bell Operating Companies, or RBOCs, have the opportunity to provide out-of-region long distance and certain cable TV services immediately and in-region long distance services after the RBOCs meet certain conditions. Specifically, an RBOC can enter the market for in-region long distance services within areas where the RBOC provides local exchange service upon FCC approval based on a showing that facilities-based competition and interconnection agreements meeting a 14-point checklist both exist. Entry of RBOCs into the domestic and international long distance business and the emergence of other new local competitors could subject us to substantial competition and could have a material adverse effect on our financial condition, results of operations and cash flow.

     On August 8, 1996, the FCC released the Interconnection Decision, which established a framework of minimum, national rules enabling state commissions and the FCC to begin implementing many of the local competition provisions of the 1996 Telecommunications Act. Among other things, the Interconnection
Decision:

     - prescribed certain minimum points of interconnection,

     - adopted a minimum list of unbundled network elements that ILECs must make available to competitors, and

     - adopted a methodology for states to use when setting prices for unbundled network elements and for wholesale resale services.

     On January 25, 1999, the Supreme Court issued an opinion overturning prior decisions issued by the U.S. Court of Appeals for the Eighth Circuit that had vacated certain portions of the Interconnection Decision. The Supreme Court's decision confirmed the FCC's authority to issue regulations implementing the pricing and other provisions of the 1996 Telecommunications Act and reinstated most of the challenged rules. However, the Supreme Court vacated a key FCC rule that identified the network elements that incumbent LECs must unbundle. The Eighth Circuit decisions and their recent reversal by the Supreme Court perpetuate continuing uncertainty about the rules governing the pricing, terms and conditions of interconnection agreements. During the pendency of the Eighth Circuit proceedings, state public utilities commissions have continued to conduct arbitrations, and to implement and enforce interconnection agreements. However, the Supreme Court's recent ruling and further proceedings on remand may affect the scope of the state commissions' authority to conduct such proceedings or to implement or enforce interconnection agreements. The U.S. Supreme Court's decision will likely result in new or additional rules being promulgated by the FCC. Given the general uncertainty surrounding the effect of the Eighth Circuit decisions and the recent decision of the Supreme Court reversing them, we cannot guarantee that we can continue to obtain or enforce acceptable interconnection terms or interconnection terms consistent with our business plans.

     On August 7, 1998, the FCC released an Order denying requests by various ILECs that the FCC use Section 706 of the 1996 Telecommunications Act to forbear from regulating advanced telecommunications services. Instead, the FCC determined that advanced services constitute telecommunications services and that ILECs must comply with the unbundling and resale obligations and the in-region inter-LATA restrictions of the 1996 Telecommunications Act in their provision of advanced services. The FCC also proposed in a rulemaking to allow ILECs to provide advanced services on an unregulated basis through separate subsidiaries. We cannot predict the outcome of the FCC's proceeding. However, if the FCC does forbear from regulating advanced telecommunications services, such a decision would increase the ability of ILECs to compete against less established carriers such as us.

     Domestic Interstate Services. The FCC considers domestic interstate common carriers (including us) that do not have market power, "nondominant." The FCC subjects nondominant carriers to minimal regulation. However, interstate carriers offering services to the public must comply with the federal statutory and regulatory requirements of common carriage under the 1934 Communications Act. Among other things, interstate common carriers must offer service on a non-discriminatory basis at just and reasonable rates. Nondominant carriers need not obtain specific prior FCC approval to initiate or expand domestic interstate services, although they must file a tariff with the FCC. Nondominant carriers remain subject to the FCC's complaint jurisdiction. The FCC has issued an order eliminating the requirement that nondominant carriers maintain tariffs for their domestic interstate services on file at the FCC. Several carriers have appealed the FCC's order to the U.S. Court of Appeals for the District of Columbia and that court has stayed the FCC's order pending resolution of the appeal. If the FCC order becomes effective, nondominant interexchange carriers will need to find new means of providing notice to customers of prices, terms and conditions on which they offer their interstate services. Elimination of tariffs will require that we secure with each of our customers contractual agreements containing the terms of the services offered. To the extent that disputes arise over such contacts, carriers, including us, may no longer resort to the legal doctrine that the terms of a filed tariff supersede individual contract language.

     International Service Regulation. As a provider of international telecommunications services, we must comply with the federal statutory and regulatory requirements of common carriage under the 1934 Communications Act. International common carriers must obtain authority from the FCC under Section 214 of the 1934 Communications Act and file a tariff containing the rates, terms, and conditions applicable to their services before initiating their international telecommunications services. We hold global authority from the FCC to provide resale of switched services and private line services (where permitted by the FCC) and to provide facilities-based services. We maintain an international tariff on file with the FCC. International telecommunications service providers must also file with the FCC:

     - copies of their contracts with other carriers,

     - foreign carrier agreements, and

     - various reports regarding their international revenue, traffic flows and use of international facilities.

     Carriers holding Section 214 authority must also comply with FCC rules requiring, among other things, prior approval for transfers of control and assignments.

     Authorized international carriers must also comply with the FCC's international service regulations, including the International Settlements Policy ("ISPY") which governs:

     - the payment settlements between U.S. common carriers and their foreign correspondents for terminating traffic over each other's networks,

     - the accounting rates for such settlements, and

     - the permissible deviations from these policies.

     The ISPY applies to both resale and facilities-based operations. To the extent that we acquire or own facilities that permit us to carry international traffic, the FCC may pay particular attention to our compliance with that policy.

     The FCC enacted certain changes in its rules designed to permit alternative arrangements outside of its ISPY as a means of encouraging competition and lower, cost-based accounting rates. As a part of implementing the ISPY, the FCC maintains a private line resale policy that prohibits carriers from reselling international private leased circuits to provide switched services to or from a country unless the FCC has found that the country affords U.S. carriers equivalent resale opportunities to engage in similar activities in that country. The FCC recently revised this and other policies to accommodate the 1997 WTO Agreement on basic services, a compact that addresses market access, foreign investment, and procompetitive regulatory principles in areas currently generating a vast majority of the world's telecommunications revenue. Currently, the FCC's rules permit U.S. carriers to provide switched service over international leased lines or facilities-based private lines between the U.S. and WTO countries where the local telecommunications provider generally charges U.S. carriers at or below an FCC-determined rate for terminating the U.S. carriers' traffic or equivalent resale opportunities are available.

     The FCC has adopted measures intended to overhaul the system of international settlements by, among other things, establishing lower ceilings ("Benchmarks") for the rates that U.S. carriers will pay foreign carriers for the termination of international services. The FCC's authority to establish such Benchmarks was recently affirmed in federal court. Under the FCC's "Flexibility Policy," the FCC will also permit alternative arrangements with foreign carriers on a case by case basis. The FCC has recently proposed additional reforms to the ISPY to eliminate or reduce unnecessary regulatory requirements governing arrangements between U.S. and foreign carriers in competitive situations. The FCC recently streamlined Section 214 license and related requirements. While these rule changes may provide carriers with more flexibility to respond more rapidly to changes in the global telecommunications market, they will also likely increase the level of competition in the international telecommunications marketplace.

     Wireless Services. We own and maintain a variety of telecommunications infrastructures and we hold various FCC and international licenses to transmit voice and data. We currently hold numerous FCC licenses to provide land mobile, microwave and satellite communications services. See "-- Licenses."

     FCC licensees authorized to provide microwave, satellite earth station and land mobile service must comply with under Title III of the 1934 Communications Act and a variety of detailed licensing, operational and technical requirements specific to each service. Among other requirements, licensees seeking to alter the technical or operational configurations of their equipment or to continue operating beyond the expiration date of the licenses must seek additional prior authority from the FCC. We recently became aware that some of our earth station operations do not strictly comply with the licenses we hold. We expect to file applications to modify our FCC licenses to ensure that they fully reflect our operations. FCC rules also contain various other requirements such as restrictions on proposed transfers of control or assignments and required compliance with relevant Federal Aviation Administration rules on wireless tower construction and operation. The FCC generally retains the right to sanction a carrier or revoke its authorizations if a carrier violates applicable laws or regulations.

     The FCC continues to refine its wireless rules for each service area to accommodate advances in technology, developing markets and new service arrangements, to implement certain provisions of the 1996 Telecommunications Act, and to eliminate confusing, outdated, redundant or otherwise burdensome regulation. Opportunities to obtain new common carrier wireless licenses are often limited by the FCC's auction process under which the FCC assigns wireless licenses to the highest bidder.

     The 1934 Communications Act generally limits direct foreign ownership of wireless licenses to 20%, but provides for indirect foreign ownership holdings above 25% upon FCC approval. In its order implementing the U.S. commitment under the WTO Agreement, the FCC established new rules that effectively relax the foreign ownership limits for common carrier wireless licenses. Specifically, the new rules allow for up to 100% indirect ownership of wireless licenses by foreign interests from countries that have participated in the WTO Agreement upon FCC review and approval.

     Access Charges. The cost of providing long distance and local exchange services will be affected by changes in the "access charge" rates imposed by ILECs on long-distance carriers for origination and termination of calls over local facilities. The term "access service" describes the use of local exchange facilities for the origination and termination of interexchange communications. On May 8, 1997, the FCC released an order intended to reform the FCC's system of interstate access charges to make that regime compatible with the pro-competitive deregulatory framework of the 1996 Telecommunications Act. The FCC's access reform order adopts various changes to federal policies governing interstate access service pricing designed to move access charges, over time, to more economically efficient levels and rate structures. Among other things, the
FCC:

     - modified rate structures for certain non-traffic sensitive access rate elements, moving some costs from a per-minute-of-use basis to flat-rate recovery, including one new flat rate element;

     - changed its structure for interstate transport services; and

     - affirmed interstate access charges do not apply to ISPs.

     In response to claims that existing access charge levels are excessive, the FCC stated that it would rely on market forces first to drive prices for interstate access to competitive but that a "prescriptive" approach might be considered if necessary. In the absence of competition, the FCC stated that it might specify the nature and timing of changes to existing access rate levels. The FCC has indicated that it will promulgate additional rules sometime in 1999 that may grant increased pricing flexibility to price cap LECs upon demonstrations of increased competition (or potential competition) in relevant markets. Price cap LECs include the RBOCs, GTE and certain independents that must to establish rates only at or below a designated price ceiling. The Eighth Circuit has affirmed the FCC's access reform order.

     Universal Service Charges. In 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. Specifically, the FCC established new universal service funds to support telecommunications and information services provided to qualifying schools, libraries and rural health care providers, and expanded the federal subsidies for local telephone services provided to low-income consumers. The FCC collects money to fund this expanded regime from interstate carriers and certain other entities. Our payments for the schools and libraries and rural health care fund depend on estimated quarterly intrastate, interstate and international gross end-user telecommunications revenues. Contribution factors vary quarterly and the FCC bills carriers on a monthly basis. Contribution factors for 1999 ranged from
3.08 to 3.19% for the high cost and low income funds (interstate and international revenues); and 0.72 to 0.76% for the schools, libraries, and rural health care funds (intrastate, interstate and international revenues). Because the contribution factors do vary quarterly, we cannot currently accurately determine the annualized impact on our annual performance. Several parties have appealed the FCC's universal service order and those appeals remain pending before the Fifth Circuit Court of Appeals.

     The FCC may also issue new regulations governing the treatment of calls to ISPs for the purposes of universal service obligations. In a recent report to Congress, the FCC clarified that carriers must consider revenues earned from the transmission services supplied to ISPs when calculating universal service obligations. The FCC plans to address in the future the contribution obligations, if any, of ISPs using their own facilities and ISPs providing phone-to-phone IP telephony. We cannot predict the outcome of these proceedings or their potential effect on our operations.

     Internet Services. There are currently few U.S. laws or regulations which specifically regulate communications or commerce over the Internet. One area in which Congress did attempt to regulate information over the Internet involved the dissemination of obscene or indecent materials. Certain provisions of the 1996 Telecommunications Act relating to indecent communication over the Internet, generally referred to as the Communications Decency Act, were found to be unconstitutional by the U.S. Supreme Court in 1997. In October 1998, Congress enacted the Child Online Protection Act, which requires that on-line material that is "harmful" to minors be restricted. This law is currently being challenged in federal district court. On February 1, 1999, a U.S. District Court judge issued a preliminary injunction against enforcement of that Act.

     It is possible that in the future laws and regulations could be adopted which address matters such as user privacy, copyrights, pricing and the characteristics and quality of Internet services, among other areas. Internet-related legislation and regulatory policies are continuing to develop and we could be subject to increased regulation in the future. Laws or regulations could be adopted in the future that may decrease the growth and expansion of the Internet's use, increase our cost of doing business, or otherwise adversely affect our business.

     In addition, in 1998 Congress passed the Digital Millennium Copyright Act. That act provides ISPs that comply with its requirements numerous protections from certain types of copyright liability. To the extent that we have not met those requirements, third parties could seek recovery from us for copyright infringements caused by our Internet customers.

     The law relating to the liability of ISPs for information carried on or disseminated through their networks is currently unsettled. It is possible that claims could be made against ISPs for defamation, negligence, copyright or trademark infringement, or on other theories based on the nature and content of the materials disseminated through their networks. We could be required to implement measures to reduce our exposure to potential liability, which may require, for instance, the expenditure of resources or the discontinuance or modification of certain product or service offerings. Costs that may be incurred as a result of contesting any claims relating to our services or the consequent imposition of liability could have a material adverse effect on our financial condition, results of operations and cash flow.

     The Eighth Circuit recently found that the FCC has a reasonable basis for not requiring ISPs to pay access charges. In June 1997, every RBOC advised CLECs that they did not consider calls in the same local calling area from RBOC served customers to CLEC served ISPs, to be local calls under the interconnection agreements between the RBOCs and the CLECs. The RBOCs also claimed that the FCC exempted these calls from access charges, and therefore that CLECs could not recover compensation for transporting and terminating such calls. As a result, the RBOCs threatened to withhold, and in many cases did withhold, reciprocal compensation for the transport and termination of such calls. To date, numerous state commissions have ruled on this issue in the context of state commission arbitration proceedings or enforcement proceedings. In every state, to date, the state commission has determined that RBOCs must pay reciprocal compensation for such calls. Various RBOCs have appealed these cases. We cannot predict the outcome of these appeals.

     On February 26, 1999, the FCC determined that calls made to ISPs are largely interstate in nature, and requested comments regarding how this traffic should be regulated once existing interconnection agreements expire. However, the FCC also determined that since federal law did not govern compensation for this traffic when existing interconnection agreements were signed, the states could determine whether carriers should pay reciprocal compensation for these calls under existing agreements. There is a risk that state commissions which previously considered this issue and ordered the payment of reciprocal compensation could revisit this issue on their own volition or at the request of an ILEC, and revise their prior decisions on this issue. To date, at least one ILEC has filed suit seeking a refund from a carrier of reciprocal compensation the ILEC has paid to that carrier.

  State Regulation

     Most states require carriers to obtain a certification or other authorization before offering local exchange and long distance intrastate services. These certifications generally require a showing that the carrier has adequate financial, managerial and technical resources to offer the proposed services in a manner consistent with the public interest. We hold long distance authorization in most, but not all, of the states in which certificates are required. In addition most states impose tariff requirements on carriers and require that common carriers charge just and reasonable rates and not discriminate among similarly situated customers. Some states also require the filing of periodic reports, the payment of various regulatory fees and surcharges, and compliance with service standards and consumer protection rules. States also often require prior approvals or notifications for certain transfers of assets (such as fiber optic cable or other telecommunications facilities), customers, or ownership. States generally retain the right to sanction a carrier or to revoke certifications if a carrier violates relevant laws and/or regulations. If any state regulatory agency concluded that we provide intrastate service without the appropriate authority, that agency could initiate enforcement actions, potentially including the imposition of fines, the disgorging of revenues, or the refusal to grant the regulatory authority necessary for the future provision of intrastate telecommunications services. We hold authority to provide interexchange and competitive local exchange services in certain service areas in Arkansas, Kansas, Louisiana, Oklahoma and Texas, and have authority to provide interexchange service in at least 35 states.

     In addition, carriers providing intrastate services must comply with state utility commission rules and policies with respect to ILEC and CLEC competition, geographic build out, mandatory de-tariffing and other matters. Certain states have adopted specific universal service funding obligations. Numerous other states have also instituted proceedings to adopt state universal service funding obligations rules. State commissions generally have authority to impose sanctions on carriers ranging from fines to license revocation to address non-compliance with the states' particular regulatory policies and requirements.

     State regulatory agencies also regulate access charges and other pricing for telecommunications services within each state. The RBOCs and other LECs have sought reductions in state regulatory requirements, including greater pricing flexibility. If regulators allow variable pricing of access charges based on volume, we could face a competitive disadvantage in competing against larger long distance carriers. We also could face increased price competition from the RBOCs and other LECs for local and long distance services. In addition, the removal of former restrictions on long distance service offerings by the RBOCs as a result of the 1996 Telecommunications Act could further increase competition. We cannot predict what impact of such rule changes might have on our operations.

  Local Government Authorizations

     We also own telecommunications facilities that may be subject to certain local government requirements. In particular, facilities-based companies must generally obtain street use and construction permits and licenses and/or franchises to install and expand fiber optic networks using municipal rights of way. While regulation of municipal rights of way generally remains a matter under local jurisdiction, some states have enacted or are considering enacting measures that affect the ability of local governments to impose certain types of restrictions on franchisees or to require certain types of concessions from carriers seeking franchise agreements.

     Termination of our existing franchise or license agreements before their expiration dates or failure to renew those agreements and any resulting requirement to remove facilities could have a material adverse effect on our financial condition, results of operations and cash flow. In some municipalities carriers must pay license or franchise fees based on a percentage of gross revenues or on a per linear foot basis, as well as post performance bonds or letters of credit. We cannot guarantee that we can retain existing franchises or that franchise fees will remain at their current levels.

     The Texas Public Service Commission generally requires us to provide 911 service along with our CLEC offerings in Texas. As a condition to providing 911 service in the City of Dallas, the City of Dallas requires that service providers obtain a municipal franchise, which, among other things:

     - requires the franchise holder to pay a 4% gross revenue fee based on operations in the City of Dallas,

     - permits use of certain conduit by the City of Dallas without charge, and

     - provides a single fiber pair in the franchisee's system for the City of Dallas' exclusive use.

     To date, we have not obtained a franchise. On May 26, 1998, we, along with two other entities authorized to provide CLEC service in Texas, Golden Harbor of Texas, Inc., and Westel, Inc., filed suit in the U.S. District Court for the Northern District of Texas against the City of Dallas alleging that the franchise requirements imposed by the City of Dallas violates the 1996 Telecommunications Act, particularly with respect to resellers of LEC services. The Texas court has consolidated our action with a similar action brought by AT&T Communications of the Southwest, Inc. ("AT&TSW"). Although AT&TSW has obtained a preliminary injunction against the City of Dallas' imposition of certain conditions on its franchise, we cannot guarantee that we will prevail in our pending lawsuit against the City of Dallas.

  Foreign Regulation

     International telecommunications providers are subject to varying degrees of regulation in each of the jurisdictions in which they provide service. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly from country to country. To the extent that we provide, now or in the future, services in non-U.S. countries, we must comply with the laws and regulations of foreign countries. The nature and extent of telecommunications regulation varies significantly from country to country and may include requirements that reflect closed or limited market access and/or requirements we may also face to obtain initial licensing, operational and rate requirements in the relevant countries. For example, many countries, including Mexico, have international settlements policies similar to the one imposed by the U.S. Such policies and their enforcement vary between different countries. To the extent that we provide service between the U.S. and other countries, various international settlement policies may apply.

  Licenses

     We have received authorization, by virtue of state certification, tariff, registration, or on a deregulated basis, to provide resold long distance services in at least 35 states. In order to provide wireless mobile services, we own various radio systems that provide two-way voice communications and have obtained approximately 35 FCC licenses with approximately 300 frequency pairs. These licenses have varying terms that expire and will require renewal. As each license comes due for renewal, we will evaluate the need for such license and elect to either renew the license or let it expire where, for example, we expect no further need to use a particular license. These licenses allow us to provide two-way wireless radio services along the Texas and Louisiana Gulf Coast and offshore to oil and gas-related companies. Each frequency pair allows two-way transmission and reception. We hold approximately 20 microwave FCC licenses providing voice and data services along the Texas and Louisiana Gulf Coast and offshore to drilling, production and related companies. We also hold and operate seven Ku band and three C band fixed earth stations and hold FCC licenses that allow us to locate very small aperture terminal, or VSAT, earth stations in Texas and other U.S. locations. As noted previously, we expect to file applications to modify our FCC earth station licenses to ensure that they reflect our current operations. See "Regulation and Licenses -- Government Regulation."

     We also operate as an FCC certificated Section 214 carrier to provide resold switched telecommunications services. We have obtained broader common carrier authority from the FCC to provide global resale of switched and private line services as well as global facilities-based service.

     We currently provide international facilities-based private line service on a private carrier basis into Bolivia, Bosnia, Croatia, Ecuador, Hungary and Russia. As part of our plans to increase service offerings, we have obtained authority to provide dedicated services in Louisiana and CLEC and long distance services in Arkansas, Kansas, Louisiana, Oklahoma and Texas. In addition, we have received approval to have pole attachment rights to existing or future facilities of Entergy, BellSouth and the State of Louisiana. Pole attachment rights allow us to attach our own fiber optic cable to other parties' respective utility poles. In addition, we own installed fiber optic cable placed under various public and private rights-of-ways.

  Digital Wiretapping

     The Communications Assistance to Law Enforcement Act ("CALEA"), enacted in 1994, requires telecommunications carriers to make available certain telecommunications capabilities to U.S. law enforcement officials to permit those authorities to continue to intercept communications involving advanced technologies such as digital and wireless transmission communications. CALEA imposes certain obligations on carriers to ensure that their equipment, facilities and services will meet capability and capacity requirements in order to provide law enforcement agencies the ability to intercept wireline and wireless communications transmitted over those carrier's networks. Courts may impose files of up to $10,000 per day on telecommunications carriers that fail to meet the required capability functions, as determined by industry standards. Under procedures specified in CALEA, the U.S. Department of Justice ("DOJ") recently filed a petition at the FCC challenging the technical capability standard developed by the telecommunications industry. Because of the disputed standard, several carriers sought an FCC extension of the October 25, 1998 capability compliance deadline. The FCC recently extended the compliance date for the CALEA capability requirements to June 30, 2000 to permit manufacturers sufficient time to develop CALEA compliant equipment. In the meantime, we expect the FCC to issue shortly an order identifying the capabilities carriers, such as us, will have to provide to law enforcement officials in order to meet CALEA's requirements. Telecommunications carriers must also meet CALEA capacity requirement mandating that by March 12, 2001, carriers enable a specific number of simultaneous interceptions determined on a geographic basis. We cannot predict the nature and extent of the impact the CALEA requirements will have on us or on telecommunications carriers in general.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors, officers and key employees as of February 28, 1999 are as follows:

          NAME             AGE                      POSITION(S)
          ----             ---                      -----------
Jere W. Thompson, Jr. ...  42    Chairman of the Board, Chief Executive Officer and
                                   Director
Ignatius W. Leonards.....  45    Vice Chairman of the Board, President and Director
Kevin W. McAleer.........  48    Senior Vice President, Chief Financial Officer,
                                 Treasurer and Secretary
Byron M. Allen...........  51    Executive Vice President and Director
Timothy W. Rogers........  36    Executive Vice President of Retail Sales and
                                 Network Operations and Director
Timothy M. Terrell.......  36    Executive Vice President, Carrier Sales
Scott L. Roberts.........  37    Executive Vice President, International Sales
Matthew M. Kingsley......  34    Corporate Controller
Mark Langdale............  44    Director
Christopher J. Amenson...  48    Director
John R. Harris...........  50    Director

     Mr. Jere W. Thompson, Jr. has served as Chairman of the Board and Chief Executive Officer of CapRock since its formation in February 1998. Mr. Thompson also has served as President of Telecommunications, one of our predecessor companies, since April 1994, and since July 1992, upon founding CapRock Fiber, as the President of its general partner. In 1987, Mr. Thompson joined The Thompson Company, an investment company, where he became a Vice President and assisted in the acquisition and management of several of The Thompson Company portfolio companies. From 1982 to 1986, Mr. Thompson worked in commercial real estate as a broker and then with Trammell Crow Community Development Company. Since 1989, Mr. Thompson has been a member of the board of directors and since 1995 he has served as Chairman of the North Texas Tollway Authority and its predecessor, the Texas Turnpike Authority. Mr. Thompson is also a board member of Cistercian Preparatory School. Mr. Thompson has a B.A. in Economics from Stanford University and a M.B.A. from The University of Texas Graduate School of Business.

     Mr. Ignatius W. Leonards has served as Vice Chairman of the Board and President of CapRock since its formation in February 1998. Mr. Leonards served as Chairman of the Board, Chief Executive Officer and a director of IWL Communications since founding IWL Communications in 1981 and served as President from 1981 until February 1997. Mr. Leonards has an industrial electronics degree from the T.H. Harris Technical Institute in Opelousas, Louisiana.

     Mr. Kevin W. McAleer has served as Senior Vice President and Chief Financial Officer of CapRock since April 1998 and as Treasurer and Secretary since August 1998. From 1996 to 1998, Mr. McAleer served as Chief Financial Officer, Secretary and as a member of the Executive Management Committee of American Pad and Paper Co., one of the largest manufacturers and marketers of paper-based office products in North America. From 1990 to 1996, Mr. McAleer served as Executive Vice President, Chief Financial Officer and as a member of the Executive Management Committee of Rexene Corporation, which manufactures plastic film and plastic resins. From 1985 to 1990, Mr. McAleer served as Senior Vice President-Administration, Chief Financial Officer, Secretary and Treasurer, and as a member of the Executive Management Committee and the Board of Directors of Varo, Inc., which manufactures electronics supplied primarily to U.S. military agencies, such as proprietary night vision systems, high-reliability power systems and airborne missile launchers. From 1981 to 1985, Mr. McAleer served as Vice President-Finance, Chief Financial Officer, Secretary and Treasurer, and as a member of the Executive Management Committee of Tocom, Inc., which designs and manufactures high-technology communica-tions products and services for the cable industry. Mr. McAleer is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Mr. McAleer has a B.S. in Accounting/Economics from LaSalle University in Philadelphia, Pennsylvania.

     Mr. Byron M. Allen has served as Executive Vice President and a Director of CapRock since its formation in February 1998. Mr. Allen served as President and a director of IWL Communications since February 1997 and served as a Vice President of IWL Communications from December 1993 until February 1997. From 1986 to 1993, Mr. Allen served as Executive Vice President of SBS Technologies, Inc., a manufacturer of computer components. Mr. Allen was a co-founder of SBS Technologies, Inc. Mr. Allen graduated from the University of Alabama with a degree in Mathematics.

     Mr. Timothy W. Rogers has served as Executive Vice President of Retail Sales and Network Operations and as a director of CapRock since its formation in February 1998. Mr. Rogers served as Executive Vice President of Retail Sales and Network Operations and as a Director of CapRock Telecommunications since April 1994. In 1992, Mr. Rogers co-founded Synergy Telecommunications, Inc. ("Synergy"), a telecommunications company responsible for marketing a fiber optic network in West Texas, Oklahoma, Colorado and New Mexico, and from February 1992 to April 1994 served as one of its three executive officers. From August 1989 to December 1991, Mr. Rogers was a sales manager of Qwest. From July 1988 to August 1989, Mr. Rogers was a Senior Account Executive for Southwest Network Services. From April 1987 to June 1988, Mr. Rogers was an account executive with Sprint. Mr. Rogers has a B.B.A. in Marketing from Southwest Texas State University.

     Mr. Timothy M. Terrell has served as Executive Vice President, Carrier Sales, of CapRock since its formation in February 1998. Mr. Terrell served as Executive Vice President, Carrier Sales, and a Director of CapRock Telecommunications since April 1994. In 1992, Mr. Terrell co-founded Synergy and from February 1993 to April 1994 served as one of its three executive officers. In April 1994, CapRock Investors purchased half of Synergy and subsequently Synergy changed its name to Telecommunications. From February 1989 to January 1993, Mr. Terrell was Director of Sales of Qwest and acted as Vice President of Sales during a transition period following Qwest's buyout by MCI. From July 1988 to January 1989, Mr. Terrell held the same position at Metromedia Long Distance. Mr. Terrell has a B.B.A. in Marketing from Southwest Texas State University.

     Mr. Scott L. Roberts has served as Executive Vice President, International Sales, of CapRock since its formation in February 1998. Mr. Roberts served as Executive Vice President, International Sales, and a Director of CapRock Telecommunications since April 1994. In 1992, Mr. Roberts co-founded Synergy and served as one of its three executive officers from February 1992 to April 1994. From September 1989 to February 1992, Mr. Roberts was a carrier sales manager of Qwest. From April 1987 to September 1989, Mr. Roberts was a major account representative with Sprint. Mr. Roberts has a B.S. in Business Administration from the University of Nebraska.

     Mr. Matthew M. Kingsley has served as Corporate Controller of CapRock since August 1998. From August 1996 to August 1998, Mr. Kingsley was an audit manager for KPMG LLP and held various positions with such firm from January 1988 until February 1992. From February 1992 until August 1996, Mr. Kingsley held various positions, including Senior Manager of Financial Planning, with DSC Communications Corporation, a telecommunications equipment manufacturer. Mr. Kingsley is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Mr. Kingsley has a B.B.A. in Accounting from the University of Wisconsin.

     Mr. Mark Langdale has served as a director of CapRock since its formation in February 1998. Mr. Langdale served as a Director of CapRock Telecommunications since April 1994 and Secretary of the general partner of CapRock Fiber since 1992. Mr. Langdale is President of Posadas USA, Inc., a subsidiary of Grupo Posadas S.A. De C.V., a hotel management company domiciled in Mexico, a position he has held since 1989. From 1987 to 1989, he served as Vice President for Thompson Realty Company, a real estate investment company. Mr. Langdale currently serves as a member of the Board of Directors of

Grupo Posadas S.A. De C.V., a director of the Texas Department of Commerce Policy Board and as Chairman of the Texas Department of Economic Development.

     Mr. Christopher J. Amenson has served as a director of CapRock since February 16, 1998. Mr. Amenson has served as a director of IWL Communications since June 1997. Mr. Amenson has served as President and Chief Operating Officer of SBS Technologies, Inc., a manufacturer of computer components, since April 1992 and as a director since August 1992. In October 1996 he became the Chief Executive Officer and in May 1997 he became Chairman of the Board of Directors of SBS Technologies, Inc. For five years before joining SBS Technologies, Inc., Mr. Amenson was President of Industrial Analytics, Inc., a Boston-based investment banking firm. Mr. Amenson holds a B.A. Degree in Government from the University of Notre Dame and a Master's Degree in Business Management from the Sloan Fellows Program at the Massachusetts Institute of Technology.

     Mr. John R. Harris has served as a director of CapRock since August 1998. Mr. Harris has been a Corporate Vice President at Electronic Data Systems Corporation, an information and technology outsourcing and data processing company ("EDS"), since 1997 where he is responsible for marketing and corporate strategy. From 1989 to 1997, he served as a Vice President of the Communications Industry Group at EDS where he was responsible for four business units directed toward wirelines, wireless, media and interactive services. Mr. Harris is on the Board of Directors of Applied Graphics Technologies, Inc., an independent provider of digital prepress services. Mr. Harris received his undergraduate and graduate degrees in business administration from West Georgia University.

     Our Board of Directors is currently composed of seven directors. Each director serves until the next annual meeting of shareholders and until his successor is duly elected and qualified. Our officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships among any of our directors or executive officers.

BOARD COMMITTEES

     We have established a Compensation Committee and an Audit Committee. The Compensation Committee consists of Christopher J. Amenson and John R. Harris. The Audit Committee consists of Christopher J. Amenson, John R. Harris and Mark Langdale. All members of the Compensation Committee and Audit Committee are and will be "Non-Employee Directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Audit Committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees, including the administering of our Equity Incentive Plan.

DIRECTOR COMPENSATION

     We reimburse each member of our Board of Directors for out-of-pocket expenses incurred for attending board meetings. Each non-employee director receives a $10,000 annual retainer and a $1,000 fee for each meeting of the Board of Directors and each meeting of any committee of the Board attended by the director. No employee director on our Board of Directors currently receives any additional cash compensation. Our non-employee directors are eligible to participate in and receive nonqualified stock options under our 1998 Director Stock Option Plan.

LIMITATION OF LIABILITY

     Our Articles of Incorporation provide that our directors shall not be liable to us or our shareholders for monetary damages for an act or omission in the director's capacity as a director, except that such provision does not authorize the elimination or limitation of liability of a director to the extent the director is found liable for (1) a breach of the director's duty of loyalty to us or our shareholders, (2) any act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of law, (3) any transaction from which the director derived any improper personal benefit, whether or not the benefit resulted from an action taken within the scope of the director's office or (4) any act or omission for which the liability of the director is expressly provided by statute.

     Because this provision is provided in our Articles of Incorporation, we or our shareholders may not be able to obtain monetary damages from a director for breach of the duty of care. Although shareholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, shareholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

     In addition, our Articles of Incorporation and Bylaws provide certain rights of indemnification for all officers and directors.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table shows the compensation that we paid or awarded to our Chief Executive Officer and our other four most highly compensated executive officers for the fiscal year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                                           ------------
                                            1998 ANNUAL COMPENSATION          SHARES
                                            -------------------------       UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION(S)               SALARY(1)     BONUS(2)          OPTIONS      COMPENSATION
------------------------------              -----------   -----------      ------------   ------------
Jere W. Thompson, Jr. ....................    $158,333     $      --         125,000         $   --
Chief Executive Officer and Chairman of
the Board
Ignatius W. Leonards......................     168,000            --          62,500          1,875(3)
President and Vice Chairman of the Board
Timothy M. Terrell........................     135,555            --          55,000             --
Executive Vice President
Timothy W. Rogers.........................     138,555            --          62,500             --
Executive Vice President
Scott L. Roberts..........................     133,055            --          40,000             --
Executive Vice President

---------------

(1) Under the terms of their employment agreements with CapRock (which were entered into on February 16, 1998), the annual base salary for Messrs. Thompson, Leonards, Terrell, Rogers and Roberts through December 31, 1998 was $180,000, $168,000, $133,333, $133,333, and $133,333, respectively, in each case subject to increase upon review annually by the Board of Directors.

(2) Does not include discretionary bonuses earned in 1998 and expected to be determined and paid in 1999.

(3) Represents matching payments under IWL Communications' Retirement and Savings Plan.

     Option Grants in Last Fiscal Year. The following table contains information concerning the stock option grants made to each of the named executive officers during the fiscal year ended December 31, 1998.

                                                   INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                  ---------------------------------------------------      VALUE AT ASSUMED
                                   NUMBER OF     PERCENT OF                              ANNUAL RATES OF STOCK
                                  SECURITIES    TOTAL OPTIONS                           PRICE APPRECIATION FOR
                                  UNDERLYING     GRANTED TO                                 OPTION TERM(2)
                                    OPTIONS     EMPLOYEES IN    EXERCISE   EXPIRATION   -----------------------
NAME                              GRANTED(1)     FISCAL YEAR     PRICE        DATE         5%           10%
----                              -----------   -------------   --------   ----------   ---------   -----------
Jere W. Thompson, Jr............    125,000         7.26%        $6.50      10/13/08    $510,977    $1,294,916
Ignatius W. Leonards............     62,500         3.63%         6.50      10/13/08     255,488       647,458
Timothy M. Terrell..............     55,000         3.20%         6.50      10/13/08     224,830       569,763
Timothy W. Rogers...............     62,500         3.63%         6.50      10/13/08     255,488       647,458
Scott L. Roberts................     40,000         2.32%         6.50      10/13/08     163,513       414,373

---------------

(1) The options vest over a five-year period and expire on the tenth anniversary of the date of grant.

(2) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

     Fiscal Year-End Option Values. The following table contains information concerning option holders through December 31, 1998 by each of the named executive officers:

                                               NUMBER OF SHARES UNDERLYING          VALUE OF UNEXERCISED
                                                 UNEXERCISED OPTIONS AT             IN-THE-MONEY OPTIONS
                                                    DECEMBER 31, 1998             AT DECEMBER 31, 1998(1)
                                            ---------------------------------   ----------------------------
NAME                                        EXERCISABLE(2)   UNEXERCISABLE(2)   EXERCISABLE    UNEXERCISABLE
----                                        --------------   ----------------   -----------    -------------
Jere W. Thompson, Jr......................       --              125,000            --            $23,438
Ignatius W. Leonards......................       --               62,500            --             11,719
Timothy M. Terrell........................       --               55,000            --             10,313
Timothy W. Rogers.........................       --               62,500            --             11,719
Scott L. Roberts..........................       --               40,000            --              7,500

---------------

(1) Value is determined by subtracting the exercise price from the fair market value of the Common Stock at December 31, 1998 ($6.6875 per share), multiplied by the number of shares underlying the options.

(2) "Exercisable" refers to those options which will be vested and exercisable immediately upon completion of the offering, while "Unexercisable" refers to those options which will be unvested at such time.

BENEFIT PLANS

  The Equity Incentive Plan

     The Equity Incentive Plan was adopted and approved by our Board of Directors and shareholders. The Equity Incentive Plan provides for the awards of
(1) Stock Options, (2) Stock Appreciation Rights, (3) Restricted Stock, (4) Deferred Stock, (5) Stock Reload Options and/or (6) Other Stock-Based Awards (collectively, "Awards"). Our employees and consultants and the employees of and consultants to our subsidiaries are eligible to participate in the Equity Incentive Plan.

     Administration

     The Equity Incentive Plan is administered by the Compensation Committee. The Committee has full authority, subject to the provisions of the Equity Incentive Plan, to determine the persons to whom from time to time Awards may be granted ("Participants"), the specific type of Awards to be granted (e.g.,

Stock Option, Restricted Stock, etc.), the number of shares subject to each Award, share prices, any restrictions or limitations on such Awards and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to such Awards. The Committee has complete discretion to make all decisions relating to the interpretation, administration and operation of the Equity Incentive Plan.

     Shares Subject to the Plan, General Terms

     The Equity Incentive Plan authorizes the granting of Awards which allows up to an aggregate of 5,000,000 shares of Common Stock to be acquired by the Participants. The Equity Incentive Plan provides that a maximum of 2,500,000 shares of Common Stock may be issued to any one Participant. In order to prevent dilution or enlargement of the rights of Participants under the Equity Incentive Plan, the number of shares of Common Stock authorized by the Equity Incentive Plan is subject to adjustment by the Board if any increase or decrease in the number of shares of outstanding Common Stock results from a stock dividend, stock split, reverse stock split, merger, reorganization, consolidation, recapitalization or other change in corporate structure affecting the Common Stock. If any shares granted under the Equity Incentive Plan are forfeited or terminated, these shares will again be available for distribution of Awards subsequently granted. We have granted 1,681,600 options under the Plan and these options vest over five years. As of December 31, 1998, 48,700 of the options granted were forfeited and canceled and 1,632,900 options were outstanding. We have also granted 3,514 shares of Restricted Stock to a former director of one of our predecessor companies and one of our consultants. See "Certain Transactions." The remaining Awards available for future grant as of December 31, 1998 was 3,363,586.

     Eligibility

     Subject to the provisions of the Equity Incentive Plan, Awards may be granted to key employees, officers, directors, consultants and other persons who have rendered or are expected to render significant services to us or our subsidiaries. Incentive Stock Options may be awarded only to our employees or employees of our subsidiaries at the time the award is granted.

     Types of Awards

     Stock Options. Options granted under the Equity Incentive Plan may be either options that are intended to qualify for treatment as "incentive stock options" under Section 422 of the Code or options that are not. The exercise price of Incentive Stock Options must be at least the fair market value of a share of the Common Stock on the date of grant, and not less than 110% of the fair market value in the case of an Incentive Stock Option granted to an optionee owning 10% or more of the Common Stock. The exercise price of Non-qualified Stock Options may be less than 100% of the fair market value of a share of the Common Stock on the date of grant.

     The term of an option may not exceed ten years (or five years in the case of an Incentive Stock Option granted to an optionee owning 10% or more of the Common Stock). Options may be granted that may be exercised in whole or in part upon certain defined events causing a "change of control." The accelerated vesting of outstanding options upon the occurrence of such a "change in control" transaction could have the effect of delaying, deferring, or preventing a change in control of our company.

     Stock Appreciation Rights. The Committee may grant Stock Appreciation Rights ("SARs" or singularly "SAR") in conjunction with all or part of any Stock Option granted under the Equity Incentive Plan or may grant SARs on a freestanding basis. If granted in conjunction with Non-qualified Stock Options, SARs may be granted either at or after the time of the grant of the Non-qualified Stock Options. If granted in conjunction with Incentive Stock Options, SARs may be granted only at the time of the grant of an Incentive Stock Option. An SAR entitles the holder to receive an amount (payable in cash and/or Common Stock, as determined by the Committee) equal to the fair market value of one share of Common Stock over the SAR price or the exercise price of the related Option, multiplied by the number of shares subject to the SAR.

     Restricted Stock Awards. The Committee may award shares of restricted stock ("Restricted Stock") either alone or in addition to other Awards granted under the Equity Incentive Plan. The Committee shall determine the restricted period during which the shares of stock may be forfeited if, for example, the Participant's employment is terminated. In order to enforce the forfeiture provisions, the Equity Incentive Plan requires that all shares of Restricted Stock awarded to the Participant remain in our physical custody until the restrictions on these shares have terminated.

     Deferred Stock. The Committee may award shares of deferred stock ("Deferred Stock") either alone or in addition to other Awards granted under the Equity Incentive Plan. The Committee shall determine the deferral period during which time the receipt of the stock is deferred. The Award may specify, for example, that the Participant must remain employed during the entire deferral period in order to be issued the stock.

     Stock Reload Options. The Committee may grant Stock Reload Options with any Option granted under the Equity Incentive Plan. Stock Reload Options may be granted only at the time of the grant of an Incentive Option or, in the case of a Non-qualified Option, either at or after the time of the grant of a Non-qualified Option. A Stock Reload Option permits a Participant who exercises an Option by delivering already owned stock (i.e., the stock-for-stock method) to receive back from us a new Option, at the current market price, for the same number of shares delivered to exercise the Option. The new Option may not be exercised until one year after it was granted and expires on the date the original option would have expired had it not been previously exercised.

     Other Stock-Based Awards. The Committee may grant performance shares and shares of stock valued by our performance. Performance grants may be made either alone or in addition to or in tandem with Stock Options, Restricted Stock or Deferred Stock. Subject to the terms of the Equity Incentive Plan, the Committee has complete discretion to determine the terms and conditions applicable to any such stock-based awards. Terms and conditions of Awards may require continued employment or the attainment of specified performance objectives or both.

     Term and Termination of the Equity Incentive Plan

     The Equity Incentive Plan became effective upon shareholder approval on August 24, 1998. Unless terminated by the Board of Directors, the Equity Incentive Plan shall continue to remain effective until no further Awards may be granted and all Awards granted under the Equity Incentive Plan are no longer outstanding. Grants of Incentive Stock Options may only be made during the ten-year period from August 24, 1998.

     Amendments to the Plan

     The Board of Directors may amend or terminate the Equity Incentive Plan as long as no amendment or termination affects Awards previously granted. If the Board of Directors amends the plan, shareholder approval will be sought only if required by an applicable law.

  The Director Stock Option Plan

     Our Director Stock Option Plan was approved before the date of this Prospectus by our Board of Directors and our shareholders. The purpose of the Director Stock Option Plan is to encourage ownership of Common Stock by our eligible non-employee directors. Options will be granted to directors whose continued services are considered essential to our future progress and to provide them with a further incentive to remain as directors. All options granted under the Director Stock Option Plan are Non-qualified Options. A total of 400,000 shares of Common Stock have been reserved for issuance under the Director Stock Option Plan. As of December 31, 1998, we have granted 30,000 options under this Plan and all are outstanding. The remaining options available for future grant as of December 31, 1998 was 370,000.

     The Director Stock Option Plan is administered by the Board of Directors. The Board of Directors has full authority, subject to the provisions of the Director Stock Option Plan, to determine the individuals to whom, and the time or times at which, options will be granted and the number of shares of Common Stock covered by each option. The Board of Directors has full authority to construe and interpret the terms of the Director Stock Option Plan and the options granted under it. We expect that each new non-employee director will receive option grants under the Director Stock Option Plan upon becoming a director. The Board of Directors will also have the authority to make additional option grants to existing non-employee directors.

     Each option will expire ten years from the date of grant. Outstanding options will expire earlier if an optionee terminates service as a director before the end of the first ten-year term. If an optionee terminates service as a director for any reason, the option will automatically expire three months after the date of termination, but in no event later than the expiration of the ten-year term. Options are not assignable and may not be transferred other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. Upon a dissolution or liquidation of our company, each outstanding option will terminate unless otherwise provided by the Board of Directors. In the event of a proposed sale of all or substantially all of the assets of our company or upon certain mergers in which the shareholders of CapRock receive cash or securities of another issuer, the options may be either assumed by the successor entity or substituted with an equivalent option.

     The Board of Directors may amend or terminate the Director Stock Option Plan except that any such amendment or termination will not affect options previously granted. If the Board of Directors amends the Director Stock Option Plan, shareholder approval will be sought only if required by an applicable law.

EMPLOYMENT AGREEMENTS

     In February 1998 we entered into an employment agreement with each of Jere
W. Thompson, Jr., Ignatius W. Leonards, Byron M. Allen, Scott L. Roberts, Timothy W. Rogers, and Timothy M. Terrell. In addition, on May 11, 1998, we entered into an employment agreement with Kevin W. McAleer (collectively, the "Employment Agreements"). The following is a summary of the principal terms of the Employment Agreements.

     Each Employment Agreement is for an initial term of three years, subject to the right of either party to terminate their agreement upon 30 days' advance written notice.

     The Employment Agreements provide for Mr. Thompson to serve as Chief Executive Officer and Mr. Leonards to serve as President of our company. Mr. Thompson receives an annual base salary of $180,000 and Mr. Leonards receives $168,000, both subject to increase upon review annually by the Board of Directors.

     The Employment Agreements provide for Mr. McAleer to serve as our Senior Vice President and Chief Financial Officer (Mr. McAleer also serves as our Treasurer and Secretary), and for Messrs. Allen, Roberts, Rogers and Terrell each to serve as an Executive Vice President. Messrs. McAleer, Allen, Roberts, Rogers, and Terrell will receive annual salaries of $200,000, $125,000, $133,333, $133,333, and $133,333, in each case subject to increase upon review annually by the Board of Directors.

     Each Employment Agreement provides that, at the discretion of the Board of Directors, each employee may be paid bonus compensation or may be allowed to participate in a management incentive bonus plan should we adopt one or both. Each Employment Agreement also provides for certain insurance benefits and provides that the employee be eligible to participate in all retirement and other benefit plans generally available to employees of CapRock and any equity or other employee benefit plan of CapRock that is generally available to senior executive officers of such company. In addition, each Employment Agreement provides for certain payments and benefits if the employee is terminated without cause or due to death or permanent disability.

     Each Employment Agreement generally provides that the employee will keep confidential certain non-public information regarding our company, further provides that, during the period after termination of employment specified therein (generally two years) the employee will not, subject to certain exceptions, own, manage, control, or participate in the ownership, management or control of, or be employed by or otherwise associated with, or receive compensation from or otherwise engage in any business in which we are is engaged in during such restricted period, including the provision of local and long distance telecommunications services. The restricted territory under each Employment Agreement is generally the entire United States, but in certain cases is limited to certain Southern states. Each employee further agrees that during the restricted period he will not (1) solicit or engage the business of any of our clients or our clients of our affiliates or (2) solicit any of our employees or employees of our affiliates to terminate any relationship that person may have with us or our affiliates or engage, employ or compensate any of our employees or employees of our affiliates.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors established a Compensation Committee, consisting of Messrs. Amenson and Harris, effective upon consummation of the combination (which occurred in August 1998). Before that, during fiscal 1998, compensation decisions for executive officers of CapRock Telecommunications were made by the Board of Directors of CapRock Telecommunications, compensation decisions for the officers of CapRock Fiber's general partner were made by its Board of Directors and compensation decisions for executive officers of IWL Communications were made by Christopher J. Amenson and Myron Goins, the sole members of IWL Communications' compensation committee.

     During the last fiscal year, no executive officer of IWL Communications served as a member of the Board of Directors or compensation committee of CapRock Telecommunications or CapRock Fiber's general partner or any entity that has one or more executive officers serving as a member of IWL Communications' Board of Directors or compensation committee. During the last fiscal year, no executive officer of CapRock Telecommunications or CapRock Fiber's general partner served as a member of the Board of Directors or compensation committee of IWL Communications or any entity (other than CapRock Telecommunications or the general partner of CapRock Fiber) that has one or more executive officers serving as a member of their Board.

                              CERTAIN TRANSACTIONS

     Caroline Fontenot, the sister of Mr. Leonards, our Vice Chairman of the Board and President, lent IWL Communications, one of our predecessor companies, $75,000 on June 1, 1992 at an interest rate of 12% per annum. We used a portion of the net proceeds from the offering of our senior notes in July 1998 to repay the loan in full.

     IWL Communications paid Mr. Leonards management fees with respect to one of Mr. Leonards' properties. Fees paid to Mr. Leonards were $1,500 a month and terminated in January 1998.

     Our operations support system was developed by RiverRock Systems, Ltd. CapRock owns a 49% limited partnership interest in RiverRock and David E. Thompson, the brother of Jere W. Thompson, Jr. owns a 50% limited partnership interest in RiverRock. Thompson Technology, Inc., a Texas corporation that is owned by David E. Thompson is the general partner and owns a 1% general partnership interest in RiverRock. Although it is the intention of RiverRock to market and sell licenses for the system to third parties, as of the date of this Prospectus, no marketing or sales to third parties have been made. RiverRock was formed when CapRock and TTI transferred all rights to the system developed by CapRock and TTI into RiverRock. CapRock has been granted a royalty-free, perpetual and non-exclusive license for the use of the system. CapRock also receives upgrades, maintenance and other support from RiverRock for three years, without the payment of any fees or royalties. Thereafter, CapRock will be required to pay the same fees and royalties for system upgrades, maintenance and support as other licensees of RiverRock. During the fiscal year ended December 31, 1998, CapRock contributed a total of $170,000 to RiverRock for the development of the system and has committed to fund up to a total of $700,000 as capital contributions to RiverRock, which will be used for the continued development of the system.

     Jere W. Thompson, Sr. is the president of The Williamsburg Corporation, a Texas corporation. The Williamsburg Corporation lent CapRock Telecommunications, one of our predecessor companies, $1,170,000 in 1995 at the rate of 13% per annum and payable on demand, but no later than March 31, 1998. During the fiscal year ended December 31, 1995, The Williamsburg Corporation converted $750,000 of the outstanding principal and interest amount of such note into 727,925 shares of CapRock Telecommunications common stock. The remaining principal balance of the note, together with interest thereon, was repaid by CapRock Telecommunications during the fiscal year ended December 31, 1997. Jere W. Thompson, Sr. is the father of Jere W. Thompson, Jr.

     CapRock currently leases private line services from TISP, Inc. ("TISP"). TISP is owned by Patrick J. Thompson, a brother of Jere W. Thompson, Jr. Total payments to TISP in the fiscal year ended December 31, 1998 were $1,176,000. We believe that the prices charged for such services do not exceed prices charged by unrelated parties for such services. Pricing of private line services is a function of the capacity, term and distance of the circuit involved. Circuits are usually available from multiple vendors, and vendors are selected on the basis of price, speed of provisioning and circuit diversity. Rates are fixed and payable monthly, generally in advance. The actual rates paid to TISP are determined in the same manner as rates for unrelated parties.

     In 1994, CapRock Telecommunications executed three promissory notes, one payable to the order of each of Scott L. Roberts, Timothy M. Terrell and Timothy
W. Rogers, each an Executive Vice President of CapRock, relating to 334 shares of common stock of CapRock Telecommunications repurchased from each of them with such shares of stock pledged by CapRock Telecommunications to repay the notes. The aggregate purchase price for the 334 shares from each individual was $50,000. Each of the original notes were in the amount of $50,000 with no stated interest rate. The notes were discounted using an interest rate of 5.8% and were payable in three annual installments beginning April 1998. We used a portion of the net proceeds from the offering of our senior notes in July 1998 to repay the notes in full.

     CapRock Telecommunications had a revolving credit facility with Bank One, Texas, N.A. in the amount of $2,500,000, which was guaranteed by Jere W. Thompson, Jr. We used a portion of the net proceeds from the offering of our senior notes in 1998 to repay in full all amounts outstanding under the line of credit, and at that time Mr. Thompson was released from his guaranty.

     Mark Langdale, one of our directors, Joe C. Thompson, Jr., an uncle of Jere
W. Thompson, Jr., The Florida Company (which is owned by Joe C. Thompson), The Hayden Company (which is owned by John P. Thompson, an uncle of Jere W. Thompson, Jr.), and Jere W. Thompson, Sr. guaranteed portions of the $10,000,000 loan from Bank One, Texas, N.A. to CapRock Fiber, one of our predecessor companies, in 1996, which was repaid on August 27, 1998 totaling $439,602. Each guarantor received in exchange for each $1 million of indebtedness guaranteed
(1) a 2.67% limited partnership interest in CapRock Fiber (which was converted into shares of our Common Stock in our business combination in August 1998), (2) a commitment fee equal to 1% of the amount guaranteed, which accrued interest at the rate of 12% per annum commencing July 1, 1997 and increased 2% on each July 1 thereafter that the commitment fee remained unpaid and (3) an annual loan guaranty fee equal to 7% of the amount of each partner's guarantee multiplied by a fraction, the numerator being the lesser of $8 million or the average outstanding daily principal of the loan guaranteed and the denominator being $8 million. The guarantees (other than the joint and several guarantees of Mark Langdale and Jere W. Thompson, Jr.) were released in April 1997 and, therefore, no guaranty fees have been accrued after April 1, 1997 other than the accrued interest. The total commitment fees, loan guarantee fees, and accrued interest thereon, as of December 31, 1996, 1997, and 1998 were approximately $208,000 and $406,000 and $430,000. Additionally, in exchange for Mark Langdale remaining on his joint and several guaranty, CapRock Fiber agreed to pay him $20,000 which was paid in 1998. We used a portion of the net proceeds from the offering of our senior notes in 1998 to pay in full all of such commitment and guaranty fees.

     CapRock entered into an agreement with CapRock Systems, which was the general partner of CapRock Fiber prior to our business combination, to manage the construction of the fiber optic network build out for the initial 260 route miles, which was completed in 1997. Under this agreement, CapRock paid 4% of the costs of constructing this portion of the network, payable monthly at a minimum of $15,000 per month. CapRock paid management fees of $296,576 in 1997 and $461,576, cumulative under the arrangement since construction of this segment commenced. This arrangement ceased to exist in 1997.

     In 1998, we granted to Myron J. Goins, a former director of one of our predecessor companies and one of our consultants, 3,514 shares of "Restricted Stock" under the terms of a Restricted Stock Agreement under our Equity Incentive Plan. The restriction period under the agreement with Mr. Goins expired on February 28, 1999.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table shows information concerning the beneficial ownership of our Common Stock as of February 28, 1999 and after giving effect to the sale of the 6,500,000 shares of common stock in this offering and assuming no exercise of the Underwriters' over-allotment option, by: (1) each director and named executive officer, (2) person we know to beneficially own more than 5% of the outstanding shares of our common stock; and (3) all officers and directors as a group. The address for Messrs. Leonards and Allen, is 12000 Aerospace Ave., Suite 200, Houston, Texas 77034. The address for Messrs. Jere W. Thompson, Jr., Rogers, Roberts, Terrell, CapRock Investors and Greenway Holdings, L.P. is 15601 Dallas Parkway, Suite 700, Dallas, Texas 75248.

                                                                                                  PERCENT OF
                              NUMBER OF                                      NUMBER OF SHARES    OUTSTANDING
                              SHARES OF       PERCENT OF                      OF COMMON STOCK     SHARES OF
                             COMMON STOCK     SHARES OF        SHARES OF       BENEFICIALLY      COMMON STOCK
                             BENEFICIALLY    COMMON STOCK    COMMON STOCK       OWNED AFTER      OWNED AFTER
NAME AND ADDRESS               OWNED(1)     OUTSTANDING(1)   BEING OFFERED   OFFERING(2)(6)(7)   OFFERING(2)
----------------             ------------   --------------   -------------   -----------------   ------------
Jere W. Thompson, Jr.(3)...   10,775,218         37.2%               --         10,775,218           31.7%
Ignatius W. Leonards(4)....    1,897,528          6.6%          125,000          1,772,528            5.2%
Timothy W. Rogers..........    2,883,628         10.0%          125,000          2,758,628            8.1%
Scott L. Roberts...........    2,883,628         10.0%          125,000          2,758,628            8.1%
Timothy M. Terrell.........    2,883,628         10.0%          125,000          2,758,628            8.1%
Byron M. Allen(5)..........      214,200        *                    --            214,200          *
Mark Langdale(6)...........   11,224,352         38.8%          800,000         10,424,352           30.7%
  5950 Berkshire, Suite 990
  Dallas, TX 75225
Christopher J.
  Amenson(7)...............        5,333        *                    --              5,333          *
  c/o SBS Technologies,
  Inc.
  2400 Louisiana Blvd.,
  N.E.
  AFC Building 5, Suite 600
  Albuquerque, NM 87110
John R. Harris.............        7,000        *                    --              7,000          *
  c/o Electronic Data
  Systems Corporation
  5400 Legacy Drive
  Plano, Texas 75024
Jere W. Thompson, Sr.(8)...   10,647,930         36.8%          200,000         10,447,930           30.8%
  Two Turtle Creek Village
  3838 Oak Lawn Ave., Suite
  1850
  Dallas, TX 75219
Greenway Holdings,
  L.P.(3)..................    2,014,082          7.0%               --          2,014,082            5.9%
CapRock Investors(3).......    8,650,884         29.9%               --          8,650,884           25.5%
All executive officers and
  directors as a group(7)
  (eleven persons).........   24,014,699         83.0%               --         22,714,699           66.9%

---------------

 *  Less than 1% of the outstanding shares of the class.

(1) Based upon 28,939,627 shares of Common Stock issued and outstanding. The information contained in this table with respect to beneficial ownership reflects "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act, which means generally any person who, directly or indirectly, has or shares voting power or investment power with respect to a security. Shares of Common Stock not outstanding but deemed beneficially owned by virtue of the right of an individual or group to acquire such shares within 60 days after February 28, 1999 are treated as outstanding only when determining the amount and percentage of Common Stock owned by such individual or group. All information with respect to the beneficial ownership of any principal shareholder was furnished by such principal shareholder and we believe that, except as otherwise noted or pursuant to community property laws, each shareholder has sole voting and investment power with respect to shares shown.

(2) The numbers in the above table assume no exercise of the underwriters' over-allotment options granted by the selling shareholders listed below. If the over-allotment options are exercised in full, Greenway Holdings, L.P. will sell 100,000 shares and will beneficially own after the offering 1,914,082 shares or 5.6% of the total shares outstanding, Ignatius W. Leonards will sell 75,000 shares and will beneficially own after the offering 1,697,528 shares or 5.0% of the total shares outstanding, Timothy
    W. Rogers will sell 75,000 shares and will beneficially own after the offering 2,683,628 shares or 7.9% of the total shares outstanding, Scott L. Roberts will sell 75,000 shares and will beneficially own after the offering 2,683,628 shares or 7.9% of the total shares outstanding, Timothy M. Terrell will sell 75,000 shares and will beneficially own after the offering 2,683,628 shares or 7.9% of the total shares outstanding, Mark Langdale will sell 525,000 shares that he owns in his individual capacity and will beneficially own after the offering 9,899,352 shares or 29.2% of the total shares outstanding, and Jere W. Thompson, Sr. will sell 50,000 shares that he owns in his individual capacity and will beneficially own after the offering 10,397,930 shares or 30.6% of the total shares outstanding. If the over-allotment options are exercised in full and after giving effect to the sale by Greenway Holdings, L.P., Jere W. Thompson, Jr. will beneficially own after the offering 10,675,218 shares or 31.5% of the total shares outstanding. If the over-allotment options are exercised in full, all executive officers and directors as a group will beneficially own after the offering 21,789,699 shares or 64.2% of the total shares outstanding.

(3) Includes 8,650,884 shares held of record by CapRock Investors, 108,932 shares held of record by CapRock Systems, Inc. and 2,014,082 shares held of record by Greenway Holdings, L.P. CapRock Investors is a Texas joint venture, of which Jere W. Thompson, Jr. is the managing venturer and in which he owns a controlling interest. The Joint Venture Agreement of CapRock Investors grants to Mr. Thompson, Jr. certain authority, including the authority to decide and cast all votes on behalf of CapRock Investors as a shareholder of Telecommunications. As a consequence, both CapRock Investors and Mr. Thompson, Jr. may each be deemed to be the beneficial owner of all of the shares. CapRock Systems, Inc. is a Texas corporation of which Mr. Thompson, Jr. owns 50% of the outstanding common stock and is an officer and a director; as a result he has shared voting, investment, and dispositive power with respect to the 108,932 shares held by CapRock Systems, Inc. Greenway Holdings, L.P. is a Texas limited partnership of which Mr. Thompson, Jr. is the general partner and has sole voting, investment and dispositive power; as a result, he may be deemed to be the beneficial owner of all of the shares held of record by Greenway Holdings, L.P.

(4) Includes 20,166 shares held by Ignatius W. Leonards as custodian for minor children.

(5) Includes 7,300 shares held by Byron M. Allen as custodian for minor children and 7,300 shares held by Mr. Allen's daughters, the voting, investment and dispositive power of which are shared by Mr. Allen with his daughter.

(6) Includes 8,650,884 shares held of record by CapRock Investors and 108,932 shares held of record of CapRock Systems, Inc. Under the Joint Venture Agreement of CapRock Investors, the approval of a majority-in-interest of the venturers is required to approve the disposition of the shares. Because of the ownership interest of Jere W. Thompson, Jr., Mark Langdale, and Jere
    W. Thompson, Sr. (23.5%, 42.5% and 30.9%, respectively), two of the three acting together can authorize or prevent a disposition of the shares. As a result, each may be deemed to be the beneficial owner of all of the shares. CapRock Systems, Inc. is a Texas corporation of which Mr. Langdale owns 50% of the outstanding common stock and is an officer and a director; as a result he has shared voting, investment and dispositive power with respect to the 108,932 shares held by CapRock Systems, Inc.

(7) Includes 3,333 shares subject to currently exercisable options.

(8) Includes 1,302,283 shares held of record by The Williamsburg Corporation, 8,650,884 shares held of record by CapRock Investors and 289,677 shares held of record by Jere W. Thompson, Sr.'s spouse. Under the Joint Venture Agreement of CapRock Investors, the approval of a majority-in-interest of the venturers is required to approve the disposition of the shares. Because of the ownership interest of Jere W. Thompson, Jr., Mark Langdale, and Jere
    W. Thompson, Sr., two of the three acting together can authorize or prevent a disposition of the shares. As a result, each may be deemed to be the beneficial owner of all of the shares. The Williamsburg Corporation is a Texas corporation, of which Mr. Thompson, Sr. is the president and a director; as a result he has shared voting, investment, and dispositive power with respect to the 1,302,283 shares held by The Williamsburg Corporation.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     CapRock has outstanding $150,000,000 of senior notes due 2008 bearing interest at the rate of 12% per annum. The senior notes are subject to the terms and conditions of an indenture dated July 10, 1999 between CapRock and PNC Bank, as Trustee. The senior notes are subject to all of the terms and conditions of the indenture. The following summary highlights some provisions of the indenture.

     The senior notes will mature on July 15, 2008. Interest on the senior notes is payable semiannually in cash on January 15 and July 15 of each year, commencing January 15, 1999. The senior notes are general senior unsecured obligations of CapRock, and as such, rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of CapRock. The senior notes are effectively subordinated in right of payment to all secured indebtedness of CapRock to the extent of the value of the assets securing such indebtedness. In addition, CapRock is a holding company, and the senior notes are effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables) of CapRock's subsidiaries.

     The senior notes are redeemable at CapRock's option, in whole or in part, at any time on or after July 15, 2003 at the redemption prices shown herein together with accrued and unpaid interest, if any, to the date of redemption.

     Upon a change of control, each holder of senior notes may require CapRock to make an offer to purchase all outstanding senior notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that CapRock will have available, or will be able to acquire from alternative sources of financing, funds sufficient to repurchase the senior notes in the event of a change of control.

     The indenture contains covenants that, among other things, limit or prohibit us from engaging in certain transactions including the following:

     - borrowing additional money,

     - paying dividends or making other distributions to our shareholders,

     - limiting the ability of subsidiaries to make payments to us,

     - making certain investments,

     - creating certain liens on our assets,

     - selling certain assets and using the proceeds from those sales for certain purposes,

     - entering into transactions with affiliates, and

     - engaging in certain mergers or consolidations.

     The covenants also require CapRock to make an offer to purchase specified amounts of senior notes in the event of certain asset sales. There can be no assurance that CapRock will have sufficient funds to complete any purchase of senior notes upon such a sale of assets.

                          DESCRIPTION OF CAPITAL STOCK

     The following summaries highlight certain provisions of our Articles of Incorporation and By-Laws, as amended. Copies of our Articles and Bylaws are available from us upon request. See "Where You Can Find More Information."

AUTHORIZED CAPITAL STOCK

     Under the Articles, the total number of shares of all classes of stock that we have authority to issue is 220,000,000 shares. Each share has a par value of $.01 per share. 200,000,000 of the shares of Common Stock and 20,000,000 are shares of Preferred Stock. As of February 28, 1999, there were 28,939,627 shares of Common Stock issued and outstanding, and no shares of Preferred Stock were issued or outstanding.

COMMON STOCK

     Each share of Common Stock has identical rights and privileges in every respect. The holders of CapRock Common Stock are entitled to vote upon all matters submitted to a vote of our shareholders and are entitled to one vote for each share of Common Stock held.

     Subject to the prior rights and preferences, if any, applicable to shares of Preferred Stock or any series of Preferred Stock, the holders of Common Stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by the Board out of any funds legally available for the payment of dividends.

     If CapRock voluntarily or involuntarily liquidates, dissolves or winds-up, the holders of Common Stock will be entitled to receive after distribution in full of the preferential amounts, if any, to be distributed to the holders of Preferred Stock or any series of Preferred Stock, all of the remaining assets available for distribution ratably in proportion to the number of shares of Common Stock held by them.

     Holders of Common Stock will have no preferences or any preemptive, conversion or exchange rights.

PREFERRED STOCK

     The Board is authorized to provide for the issuance of shares of CapRock Preferred Stock in one or more series, and to fix for each series, voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as are shown in a resolution providing for the issuance of such series adopted by the Board. The Board may authorize the issuance of shares of Preferred Stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of shares of CapRock Common Stock might believe to be in their best interests or in which such holders might receive a premium for their shares of stock over the then market price of such shares. As of the date hereof, no shares of Preferred Stock are outstanding and the Board has no present intention to issue any shares of Preferred Stock.

PREEMPTIVE RIGHTS

     No holder of any shares of our stock has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

TRANSFER AGENT AND REGISTRAR

     The principal transfer agent and registrar for our Common Stock is American Securities Transfer & Trust, Inc.

CERTAIN ANTI-TAKEOVER EFFECTS

     As of February 28, 1999, there were 171,060,373 authorized and unissued shares of Common Stock and 20,000,000 authorized and unissued shares of Preferred Stock. The Board of Directors can authorize the issuance of authorized but unissued shares of its stock to render more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy solicitation or otherwise. We are also subject to prior regulatory approval by the FCC and various state regulatory agencies for a transfer of control or for the assignment of our (or our subsidiaries') intrastate certification authority, its international authority and other FCC licenses and authorizations. The 1934 Communications Act generally limits direct foreign ownership of wireless licenses to 20%, but provides for indirect foreign ownership holdings above 25% upon FCC approval. In addition, because we (and our subsidiaries) hold FCC authority to provide international service, the FCC will scrutinize an ownership interest in our company of greater than 25%, or a controlling interest at any level, by a dominant foreign carrier. International carriers, such as we are, must notify the FCC 60 days in advance of an acquisition by a foreign carrier or by an entity that controls a foreign carrier of a 25% or greater or a controlling interest in such carriers. However, new rules allow for up to 100% indirect ownership of wireless licenses by foreign interests from countries that have participated in the 1997 WTO Agreement on Basic Telecommunications Services, in which the United States and 68 other countries committed to open their telecommunications markets to competition starting in 1998. Furthermore, the Indenture provides for a mandatory purchase of the Notes upon a Change of Control and it is currently expected that the credit facility will provide that an event of default or redemption event thereunder will occur if all or a controlling interest in our capital stock is sold, assigned or otherwise transferred. See "Description of the Notes." Any of the foregoing factors could have the effect of delaying, deferring or preventing a change of control of CapRock. The Articles provide that Article 13.03 of the Texas Business Corporation Act, which includes statutory anti-takeover measures, will not apply to us.

WARRANTS AND REGISTRATION RIGHTS

     As part of its initial public offering, IWL Communications, one of our predecessor companies, issued warrants to purchase up to 145,000 shares of IWL Communications common stock at an exercise price of $7.20 per share to Cruttenden Roth, Incorporated or its designees for nominal consideration. Following our business combination in August 1998, the Cruttenden warrants were converted on a one-to-one ratio to warrants to purchase shares of our Common Stock and are exercisable until July 16, 2002. Cruttenden Roth has certain demand and piggyback registration rights associated with our Common Stock to be issued upon the exercise of the warrants. Cruttenden Roth has waived their registration rights with respect to this offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After the offering, we will have 33,939,627 shares of Common Stock outstanding, assuming no exercise of outstanding options or warrants to purchase Common Stock after February 28, 1999. All of these shares and any shares issued upon exercise of outstanding stock options (there were 2,425,602 stock options outstanding as of February 28, 1999) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares held by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act ("Rule 144"), may generally only be sold in compliance with the limitations of Rule 144 described below. We do not currently have outstanding any shares of Common Stock that are "restricted securities" within the meaning of Rule 144 in that they have not been registered under the Securities Act but we may in the future. These restricted securities will generally be available for sale in the open market after the offering, subject to the Lock-up Agreements (defined below) and the applicable requirements of Rule 144.

     In general, Rule 144 provides that after one year has elapsed between the later of the date the restricted securities were acquired from us and the date they were acquired from an affiliate of ours, the holder of such restricted securities (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of (1) one percent of the then outstanding shares of the Common Stock or (2) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain requirements pertaining to the manner of such sales, notice of such sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements of Rule 144 but without regard to the one year holding period. Under Rule 144(k), after a period of two years has elapsed between the later of the date on which restricted securities were acquired from us and the date on which they were acquired from an affiliate, a holder of such restricted securities who is not an affiliate of ours at the time of the sale and has not been an affiliate for at least three months before the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions of Rule 144 described above.

     The selling shareholders will be required to enter into agreements with the underwriters (the "Lock-up Agreements"). These agreements provide that, until the expiration of 120 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or any securities of CapRock that are substantially similar to the Common Stock or which are convertible into or exchangeable for, or represent the right to receive, Common Stock without the prior written consent of Merrill Lynch. In addition, we have agreed not to sell or otherwise dispose of any shares of Common Stock during the 120-day period following the date of the Prospectus, except we may issue, and grant options to purchase, shares of Common Stock under the Company's Equity Incentive Plan and Director Stock Option Plan. In addition, we may issue shares of Common Stock as part of any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold before the expiration of the 120-day period referenced in the preceding sentence.

     We assumed all of the outstanding options to acquire the common stock of our predecessor companies pursuant to our business combination in August 1998, and all of such options are covered by an effective Registration Statement on Form S-8. In addition, we filed a Registration Statement on Form S-8 to register the 5,400,000 shares of stock issuable under the Equity Incentive Plan and the Director Stock Option Plan. The shares covered by the Registration Statement on Form S-8 are currently or upon grant will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to our "affiliates" as well as to the limitations on sale and vesting described above. In addition, Cruttenden Roth received demand and "piggy-back" registration rights under its warrants. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effective date of such registration. If the holder or holders of the Cruttenden warrants exercise a demand registration right, such sales could have an adverse effect on the market price for CapRock's Common Stock. If we were to include in a CapRock-initiated registration such shares pursuant to the exercise of piggy-back registration rights, such sales may have an adverse effect on our ability to raise additional capital. The Cruttenden warrants are currently exercisable.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co. are acting as representatives of each of the Underwriters named below. Subject to the terms and conditions shown in a purchase agreement among us, the selling stockholders and the Underwriters, we and the selling stockholders have agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from us and the selling stockholders, the number of shares of Common Stock shown opposite its name below.

                                                               NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                            ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Bear, Stearns & Co. Inc.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Goldman, Sachs & Co.........................................

                                                               ---------
          Total.............................................   6,500,000
                                                               =========

     In the purchase agreement, the several Underwriters have agreed, subject to the terms and conditions shown therein, to purchase all of the shares being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under the purchase agreement, the commitments of non-defaulting Underwriters may be increased under certain circumstances.

     The representatives have advised us and the selling shareholders that the Underwriters propose initially to offer the shares to the public at the public offering price shown on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $. per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess
of $.     per share on sales to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

     The selling shareholders have granted an option to the Underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 975,000 additional shares at the public offering price shown on the cover page of this prospectus, less the underwriting discount. The Underwriters may exercise this option solely to cover over-allotments, if any, made on the shares offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial amount reflected in the foregoing table.

     The following table shows the per share and total underwriting discount to be paid by us and the selling stockholders to the Underwriters. This information is presented assuming either no exercise or full exercise by the Underwriters of the over-allotment option.

                                                               TOTAL      TOTAL
                                                              WITHOUT      WITH
                                                  PER SHARE    OPTION     OPTION
                                                  ---------   --------   --------
Public offering price...........................  $           $          $
Underwriting discount...........................
Proceeds, before expenses, to CapRock...........
Proceeds to selling shareholders................

     We will not receive any of the proceeds from the sale of shares by the selling shareholders. The expenses of the offering are estimated at $ and are payable by us.

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     Each of our officers and directors and all the selling shareholders have entered into lock-up agreements with the Underwriters which provide that, until the expiration of 120 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or any of our other securities that are substantially similar to the Common Stock or which are convertible into or exchangeable for, or represent the right to receive, Common Stock without the prior written consent of Merrill Lynch. In addition, we have agreed not to sell or otherwise dispose of any shares of Common Stock during the 120-day period following the date of the Prospectus, except we may issue, and grant options to purchase, shares of Common Stock under our stock option plans.

     We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the purchase agreement.

     Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase Common Stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in the offerings, i.e., if they sell more shares than are shown on the cover page of this Prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the shares.

     Neither we nor any of the selling stockholders or Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither we nor any of the selling stockholders or Underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Some of the Underwriters have provided investment banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services. Both Merrill Lynch and Donaldson, Lufkin & Jenrette Securities Corporation acted as initial purchasers in the offering of the senior notes in July 1998 and received customary discounts and commissions in connection therewith.

     In this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day before the pricing of the offering before the commencement of offers or sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us and the selling shareholders by Munsch Hardt Kopf & Harr, P.C., Dallas, Texas. Certain legal matters relating to the offering will be passed upon for the Underwriters by Paul, Hastings, Janofsky & Walker LLP.

                                    EXPERTS

     The consolidated financial statements of CapRock Communications Corp. as of December 31, 1997 and 1998 and for each of the years in the three year period ended December 31, 1998 included in this Prospectus in reliance upon the reports of KPMG LLP and Burds, Reed & Mercer, P.C., independent certified public accountants, appearing elsewhere herein and upon the authority of said firms as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, therefore, we file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may inspect and copy this information (at prescribed rates) at the Commission's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy statements, registration statements, information statements and other information regarding registrants, including us, that file electronically with the Commission. Our Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements, information statements and other information about us may also be inspected at the office of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the Securities and Exchange Commission, Washington, D.C., 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Common Stock offered with this prospectus. This prospectus does not contain all of the information shown in the Registration Statement and the exhibits and schedules to the Registration Statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and the Common Stock offered with this prospectus, reference is made to the Registration Statement and the exhibits and schedules files as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, is available as shown in the previous paragraph.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE
                                                               --------
Independent Auditors' Report of KPMG LLP....................        F-2
Independent Auditors' Reports of Burds, Reed and Mercer,
  P.C.......................................................   F-3, F-4
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................        F-5
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998..........................        F-6
Consolidated Statements of Stockholders' Equity and
  Comprehensive Income for the years ended December 31,
  1996, 1997 and 1998.......................................        F-7
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998..........................        F-8
Notes to Consolidated Financial Statements..................        F-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CapRock Communications Corp.
(Formerly IWL Holdings, Inc.):

     We have audited the accompanying consolidated balance sheets of CapRock Communications Corp. and subsidiaries, as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1996 financial statements of certain consolidated subsidiaries, which statements reflect total assets constituting 56 percent and total revenues constituting 45 percent of the related 1996 consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts of these consolidated subsidiaries, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CapRock Communications Corp. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            KPMG LLP

Dallas, Texas
February 19, 1999

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
CapRock Telecommunications Corp.:
(formerly CapRock Communications Corp.)

     We have audited the balance sheet of CapRock Telecommunications Corp. (formerly CapRock Communications Corp.) as of December 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapRock Telecommunications Corp. (formerly CapRock Communications Corp.) as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            BURDS, REED AND MERCER, P.C.

Dallas, Texas
May 28, 1997

                          INDEPENDENT AUDITORS' REPORT

The Partners of
CapRock Fiber Network, Ltd.:

     We have audited the balance sheet of CapRock Fiber Network, Ltd., as of December 31, 1996, and the related statements of operations, partners' capital, and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapRock Fiber Network, Ltd., as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            BURDS, REED AND MERCER, P.C.

Dallas, Texas
March 19, 1997

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998

                                     ASSETS

                                                                 1997           1998
                                                              -----------   ------------
Current assets:
  Cash and cash equivalents.................................  $ 3,520,017   $    293,860
  Marketable securities.....................................           --     97,019,789
  Accounts receivable and unbilled services, less allowance
     for doubtful accounts of $1,781,355 and $709,941 at
     December 31, 1997 and 1998, respectively...............   15,143,525     19,936,214
  Income tax receivable.....................................           --      1,405,000
  Costs and estimated earnings in excess of billings........           --      7,238,402
  Inventory.................................................    1,022,927      1,301,726
  Prepaid expenses and other................................    1,022,319        706,775
  Deferred income taxes.....................................      731,845      1,989,250
                                                              -----------   ------------
          Total current assets..............................   21,440,633    129,891,016
Property, plant and equipment, net..........................   27,340,599     59,606,752
Other assets................................................      608,219      2,468,000
                                                              -----------   ------------
          Total assets......................................  $49,389,451   $191,965,768
                                                              ===========   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt.........................  $ 8,116,424   $         --
  Accounts payable and accrued expenses.....................   11,851,945     26,850,525
  Accrued commitment and guarantor fees.....................      406,010             --
  Current installments of obligations under capital
     leases.................................................      239,672             --
  Income taxes payable......................................      589,514             --
  Unearned revenue..........................................      542,441        551,341
                                                              -----------   ------------
          Total current liabilities.........................   21,746,006     27,401,866
Long-term debt, excluding current portion...................   12,338,341             --
Senior notes, net of unamortized debt issuance costs........           --    145,187,039
Deferred income taxes.......................................      851,307      3,314,568
Obligations under capital lease, excluding current
  installments..............................................      367,493             --
                                                              -----------   ------------
          Total liabilities.................................   35,303,147    175,903,473
Stockholders' equity:
  Preferred stock, $.01 par value; 20,000,000 shares
     authorized; none issued................................           --             --
  Common stock, $.01 par value; 200,000,000 shares
     authorized; issued and outstanding, 28,677,743 and
     28,932,395 shares at December 31, 1997 and 1998,
     respectively...........................................      286,777        289,377
  Additional paid-in capital................................    8,810,627     10,521,713
  Retained earnings.........................................    5,385,144      5,608,237
  Accumulated other comprehensive income....................           --          8,878
  Unearned compensation.....................................     (396,244)      (329,070)
  Treasury stock, at cost...................................           --        (36,840)
                                                              -----------   ------------
          Total stockholders' equity........................   14,086,304     16,062,295
                                                              -----------   ------------
          Total liabilities and stockholders' equity........  $49,389,451   $191,965,768
                                                              ===========   ============

          See accompanying notes to consolidated financial statements

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                          1996          1997           1998
                                                       -----------   -----------   ------------
Revenues:
  Carriers' carrier..................................  $22,405,158   $41,804,704   $ 72,165,460
  Integrated services................................    1,980,393     8,640,427     17,978,115
  Systems services...................................   16,030,586    21,958,772     31,630,566
  Product resales....................................   10,553,846     2,945,563             --
                                                       -----------   -----------   ------------
          Total revenues.............................   50,969,983    75,349,466    121,774,141
Costs of services and product resales:
  Services...........................................   29,684,388    50,124,257     83,221,102
  Product resales....................................    9,672,078     2,347,060             --
                                                       -----------   -----------   ------------
          Gross profit...............................   11,613,517    22,878,149     38,553,039
Operating expenses:
  Selling, general and administrative................    8,983,394    14,073,691     23,528,038
  Merger related expenses............................           --            --      2,312,973
  Depreciation and amortization......................    1,535,880     3,345,819      4,887,157
                                                       -----------   -----------   ------------
          Total operating expenses...................   10,519,274    17,419,510     30,728,168
                                                       -----------   -----------   ------------
Operating income.....................................    1,094,243     5,458,639      7,824,871
Interest expense.....................................     (630,952)   (1,735,156)    (9,458,895)
Interest income......................................       46,300       132,634      3,017,816
Other income.........................................       41,148       219,211        105,789
                                                       -----------   -----------   ------------
          Income before income taxes.................      550,739     4,075,328      1,489,581
Income tax expense...................................      227,148     1,513,561      1,266,488
                                                       -----------   -----------   ------------
          Net income.................................  $   323,591   $ 2,561,767   $    223,093
                                                       ===========   ===========   ============
Earnings per common share:
  Basic..............................................  $      0.01   $      0.09   $       0.01
  Diluted............................................  $      0.01   $      0.09   $       0.01
Weighted average shares outstanding:
  Basic..............................................   27,145,920    27,983,504     28,899,449
  Diluted............................................   27,156,471    28,480,968     30,027,569

          See accompanying notes to consolidated financial statements

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                                                              ACCUMULATED
                                          COMMON STOCK         TREASURY STOCK     ADDITIONAL                     OTHER
                                      ---------------------   -----------------     PAID IN      RETAINED    COMPREHENSIVE
                                        SHARES      AMOUNT    SHARES    AMOUNT      CAPITAL      EARNINGS       INCOME
                                      ----------   --------   ------   --------   -----------   ----------   -------------
Balance at December 31, 1995........  27,145,713   $271,457       --   $     --   $ 1,041,596   $2,239,378      $   --
Issuance of common stock............       2,808         28       --         --         9,968           --          --
Net income..........................          --         --       --         --            --      323,591          --
                                      ----------   --------   ------   --------   -----------   ----------      ------
Balance at December 31, 1996........  27,148,521    271,485       --         --     1,051,564    2,562,969          --
Issuance of common stock............      79,222        792       --         --       777,058           --          --
Proceeds from initial public common
 stock offering, net of expenses
 (note 12)..........................   1,450,000     14,500       --         --     6,982,005           --          --
Deferred compensation from
 compensatory stock option grants
 (note 12)..........................          --         --       --         --            --           --          --
Amortization of deferred
 compensation.......................          --         --       --         --            --           --          --
Net income..........................          --         --       --         --            --    2,561,767          --
Net income excluded from IWL
 Communications for the six months
 ended December 31, 1996 as a result
 of conforming fiscal year end (note
 2).................................          --         --       --         --            --      260,408          --
                                      ----------   --------   ------   --------   -----------   ----------      ------
Balance at December 31, 1997........  28,677,743    286,777       --         --     8,810,627    5,385,144          --
Issuance of common shares under
 stock option plans and restricted
 stock awards.......................      52,641        527       --         --       135,345           --          --
Acquisition of treasury shares under
 stock option plans.................          --         --   (5,255)   (36,840)           --           --          --
Issuance of stock relating to
 acquisition (note 16)..............     207,266      2,073       --         --     1,575,741           --          --
Amortization of deferred
 compensation.......................          --         --       --         --            --           --          --
Comprehensive income:...............
 Net income.........................          --         --       --         --            --      223,093          --
 Currency translation adjustment....          --         --       --         --            --           --       8,878
                                      ----------   --------   ------   --------   -----------   ----------      ------
Total comprehensive income                    --         --       --         --            --      223,093       8,878
                                      ----------   --------   ------   --------   -----------   ----------      ------
Balance at December 31, 1998........  28,937,650   $289,377   (5,255)  $(36,840)  $10,521,713   $5,608,237      $8,878
                                      ==========   ========   ======   ========   ===========   ==========      ======


                                                     CONSOLIDATED
                                        UNEARNED     STOCKHOLDERS'
                                      COMPENSATION      EQUITY
                                      ------------   -------------
Balance at December 31, 1995........   $      --      $ 3,552,431
Issuance of common stock............                        9,996
Net income..........................          --          323,591
                                       ---------      -----------
Balance at December 31, 1996........          --        3,886,018
Issuance of common stock............          --          777,850
Proceeds from initial public common
 stock offering, net of expenses
 (note 12)..........................          --        6,996,505
Deferred compensation from
 compensatory stock option grants
 (note 12)..........................    (417,100)        (417,100)
Amortization of deferred
 compensation.......................      20,856           20,856
Net income..........................          --        2,561,767
Net income excluded from IWL
 Communications for the six months
 ended December 31, 1996 as a result
 of conforming fiscal year end (note
 2).................................          --          260,408
                                       ---------      -----------
Balance at December 31, 1997........    (396,244)      14,086,304
Issuance of common shares under
 stock option plans and restricted
 stock awards.......................     (32,500)         103,372
Acquisition of treasury shares under
 stock option plans.................          --          (36,840)
Issuance of stock relating to
 acquisition (note 16)..............          --        1,577,814
Amortization of deferred
 compensation.......................      99,674           99,674
Comprehensive income:...............
 Net income.........................          --          223,093
 Currency translation adjustment....          --            8,878
                                       ---------      -----------
Total comprehensive income                    --          231,971
                                       ---------      -----------
Balance at December 31, 1998........   $(329,070)     $16,062,295
                                       =========      ===========

          See accompanying notes to consolidated financial statements

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                  1996           1997           1998
                                                              ------------   ------------   -------------
Cash flows from operating activities:
  Net income................................................  $    323,591   $  2,561,767   $     223,093
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     1,535,880      3,345,819       4,887,157
    Amortization of discount on notes payable...............         7,338          7,338              --
    Gain on sale of assets..................................       (67,021)      (105,048)        (51,361)
    Deferred income taxes...................................       (98,088)       384,247       1,205,856
    Equity earnings of unconsolidated joint venture.........        25,873       (115,107)        (46,075)
    Amortization of debt issuance costs, included in
      interest expense......................................            --             --         202,158
    Allowance for doubtful accounts.........................       356,223      1,382,119       1,649,773
    Changes in operating assets and liabilities:
      Accounts receivable and unbilled services.............    (5,384,642)    (7,876,944)     (6,442,462)
      Inventory.............................................      (253,022)     1,631,929        (278,799)
      Costs and earnings in excess of billings..............      (132,794)        83,265      (7,238,402)
      Prepaid expenses and other............................      (275,987)      (911,597)        407,325
      Accounts payable and accrued liabilities..............     4,746,639      3,378,009      14,592,570
      Income taxes payable..................................        37,418        553,739      (1,994,514)
      Other.................................................       (40,507)      (207,851)          8,900
                                                              ------------   ------------   -------------
         Net cash provided by operating activities..........       780,901      4,111,685       7,125,219
Cash flows from investing activities:
  Purchases of property, plant and equipment................   (10,211,878)   (13,630,464)    (36,854,766)
  Purchase of marketable securities.........................            --             --    (145,000,000)
  Proceeds from sale of marketable securities...............            --             --      47,980,211
  Proceeds from note receivable.............................       659,972             --              --
  Proceeds from disposal of property, plant and equipment...       201,550        643,836         303,805
  Investment in unconsolidated subsidiary...................            --             --        (169,166)
  Purchase of ICEL..........................................            --             --        (609,822)
                                                              ------------   ------------   -------------
         Net cash used in investing activities..............    (9,350,356)   (12,986,628)   (134,349,738)
Cash flows from financing activities:
  Proceeds from issuance of senior notes, net of debt
    issuance................................................    15,395,225     20,553,869     144,984,881
  Principal payments on notes payable.......................    (8,307,785)   (14,608,429)    (19,302,437)
  Proceeds from line of credit..............................    18,564,432     40,742,755      44,717,209
  Principal payments on line of credit......................   (17,750,010)   (40,404,848)    (45,869,537)
  Loan fees paid under long-term note agreement.............      (135,749)      (346,935)             --
  Net change in bank overdraft..............................       957,497       (957,497)             --
  Purchase of treasury stock................................            --             --         (36,840)
  Proceeds from issuance of common stock....................         9,996      7,347,258         103,373
  Principal payments under capital lease obligations........      (128,324)      (212,695)       (607,165)
                                                              ------------   ------------   -------------
         Net cash provided by financing activities..........     8,605,282     12,113,478     123,989,484
Effect of exchange rate on cash and cash equivalents........            --             --           8,878
                                                              ------------   ------------   -------------
Net increase (decrease) in cash and cash equivalents........        35,827      3,238,535      (3,226,157)
Cash and cash equivalents at beginning of year..............       325,103        281,482       3,520,017
                                                              ------------   ------------   -------------
Cash and cash equivalents at end of year....................  $    360,930   $  3,520,017   $     293,860
                                                              ============   ============   =============
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $    550,332   $  1,760,777   $   1,344,441
                                                              ============   ============   =============
  Cash paid for income taxes................................  $    150,866   $    801,124   $   1,861,656
                                                              ============   ============   =============
Non-cash investing activity:
  Issuance of stock for ICEL acquisition....................  $         --   $         --   $   1,577,814
                                                              ============   ============   =============

          See accompanying notes to consolidated financial statements

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Basis of Presentation and Nature of Business

     The consolidated financial statements include CapRock Communications Corp. ("CapRock" or the "Company") and its majority owned subsidiaries. The Company was formed on February 3, 1998, to serve as a holding company for the operations of CapRock Telecommunications ("Telecommunications"), CapRock Fiber Network Ltd. ("Partnership") and IWL Communications, Inc. ("IWL") and its wholly owned subsidiaries. All significant inter-company transactions are eliminated in consolidation. The consolidated financial statements include the accounts of Telecommunications, Partnership, IWL, Spacelink Systems, Inc., Spacelink Systems, FSC, Inc., and IWL Communications Ltd. ("Russia") and Integrated Communications and Engineering Ltd. ("ICEL") (note 16). The equity method is used to account for unconsolidated investments in companies in which CapRock exercises significant influences over operating and financial policies, but does not have a controlling interest. On August 26, 1998, pursuant to the Plan of Agreement of Merger and Plan of Exchange dated February 16, 1998, as amended, the Company completed the mergers and interest exchange with Telecommunications, Partnership and IWL (note 2).

     The Company is a regional facilities-based integrated communications provider offering local, long distance, Internet, data and private line services to small and medium-sized businesses. The Company also provides switched and dedicated access, regional and international long distance, private lines and dark fiber to carrier customers. The Company is in the process of building an advanced fiber network throughout Texas, Louisiana, Arkansas, New Mexico and Oklahoma. Additionally, the Company, through its wholly owned subsidiary -- IWL, provides communications solutions to customers with operations in remote, difficult-access regions. The Company markets its services through its internal sales representatives and a network of independent agents.

  (b) Cash Equivalents and Short-Term Investments Available for Sale

     The Company considers all cash in bank accounts as cash equivalents. Marketable securities consist of U.S. government, money market and commercial paper securities, with maturities of less than one year. Marketable securities are stated at cost and are adjusted for discount accretion and premium amortization, which approximate fair value. The Company's short-term investment objectives are safety, liquidity and yield.

  (c) Inventory

     Inventory substantially consists of parts and equipment held for resale. Inventory that can be specifically identified using a unique identification number is stated at the lower of specified cost or market. Inventory that cannot be specifically identified is stated at the lower of cost or market, where cost is determined using the first in first out method. Market value, in all cases, represents the lower of replacement cost or net realizable value.

  (d) Property, Plant and Equipment

     Property, plant and equipment are stated at cost and include certain costs, which are capitalized during the installation and expansion of the telecommunications network including interest costs, and payroll related to the construction. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining terms of the leases. Assets under construction are not depreciated until placed in service.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     In the process of building out its fiber network, the Company may enter into Indefeasible Right to Use contracts ("IRUs") for the sale of fiber usage rights and to provide the construction services for such fiber. The Company may install additional conduits for these segments included in the IRUs for its own use while performing the construction services. This additional conduit is capitalized proportionately with the number of conduits placed, and depreciation begins for these costs as the specific fiber segment is placed in service.

 (e) Revenues and Cost of Revenues

     The Company recognizes revenue from the following sources: Carriers' Carrier, Integrated Services, System Services and Product Resale.

     CARRIERS' CARRIER:

     Carriers' carrier revenue includes all carrier revenues generated from the sale of domestic and international switched services, from the sale of T-1 and DS-3 broadband capacity and from the sale and lease of dark fiber. The revenue generated from international switched services represent minutes of long distance traffic terminating in foreign countries, but generated by domestic U.S. based long distance carriers. Such revenues are recognized when the services are provided. The cost of revenues associated with these services is based primarily on the direct costs associated with owned and leased transmission capacity and the cost of transmitting and terminating traffic on other carriers' facilities. Commissions paid to sales representatives or agents to acquire customer call traffic are expensed in the period when associated call revenues are recognized.

     The Company accounts for long-term construction contracts relating to the development of telecommunications networks for customers using the percentage-of-completion method, which would include the sale of fiber usage rights through IRUs and the related construction services associated with building the fiber network specified in the IRUs. Progress under the percentage-of-completion is measured based upon costs incurred to date compared with total estimated construction costs. Customers are billed based upon contractual milestones.

     INTEGRATED SERVICES:

     Integrated services revenue includes all revenues generated from the sale of telecommunications products to business and residential customers. These products include local, long distance, Internet, data and private line services. The Company records revenues for these telecommunications services at the time of customer usage. The cost of revenues associated with services is based primarily on the direct costs associated with owned and leased transmission capacity and the cost of transmitting and terminating traffic on other carriers' facilities. The cost of revenues for local services also includes payments to local exchange carriers and interexchange carriers for access and transport charges. Commissions paid to sales representatives or agents to acquire customer call traffic are expensed in the period when associated call revenues are recognized.

     SYSTEMS SERVICES:

     Systems services revenue includes revenues generated from the design, installation, leasing and sale of voice and data systems and products, primarily to companies in the oil and gas industry. The revenues associated with the leasing and sale of voice and data systems products are recorded as the services are provided. The revenue associated with the design and installation of voice and data systems products primarily relates to communication system contracts involving the engineering and integration of telecommunications systems and sales, service and maintenance of telecommunications equipment. These

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES contracts are typically fixed price and such revenue is recognized based upon the percentage-of-completion method, primarily based upon contract costs incurred to date compared with total estimated contract costs.

     PRODUCT RESALES:

     In 1997, the Company provided services to a subsidiary of Shell, which included the resale of a significant amount of Alcatel products. The Company sold $2.9 million to the Shell subsidiary in 1997, relating to Alcatel products and other equipment and hardware. The Shell project was substantially completed in May 1997 and, therefore, is not expected to contribute in a material manner to the Company's total sales in future periods.

  (f) Business and Credit Concentration

     Financial instruments which potentially expose the Company to a concentration of credit risk, as defined by SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of accounts receivable from carriers, retail and commercial customers. The Company extends credit to customers on an unsecured basis with the risk of loss limited to outstanding amounts.

  (g) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h) Stock-Based Compensation

     The Company accounts for its stock-based employee compensation plan using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). As such, compensation expense is recorded on the date of grant to the extent the current market price of the underlying stock exceeds the exercise price. The Company has provided pro forma disclosures as if the fair value-based method of accounting for these plans, as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), had been applied.

  (i) Foreign Currency Translation

     Results of operations for foreign investments are translated from the designated functional currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Resulting gains and losses from translating foreign currency financial statements are included in accumulated other comprehensive income, a component of stockholders' equity.

  (j) Intangible Assets

     The Company recorded approximately $1.6 million of goodwill and $300,000 relating to other intangibles in connection with the acquisition of Integrated Communications and Engineering Ltd. ("ICEL") (note 16). Goodwill represents the excess of the purchase price over fair value of identifiable

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES net assets acquired and is amortized on a straight-line basis over the expected periods to be benefited. Goodwill in connection with the acquisition of ICEL will be amortized over 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of goodwill impairment, if any, is measured based upon projected discounted future operating cash flows using a discounted rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  (k) Impairment of Long-Lived Assets

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The Statement requires that long-lived assets and certain identifiable intangibles be assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (l) Fair Value of Financial Instruments

     The Company believes that the carrying amounts of its financial instruments included in current assets and current liabilities approximate the fair value of such items due to their short-term nature. As of December 31, 1998, the estimated fair value and the carrying amount of the Company's 12% Senior Notes due 2008 was $144 million and $145.2 million, respectively.

  (m) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

  (n) Earnings per Share

     In 1997, the Company adopted the Financial Accounting Standards Board Statement No. 128 ("SFAS No. 128"), Earnings Per Share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to SFAS No. 128 requirements. All data in the table below is in thousands, except for per share data.

                                                           1996      1997      1998
                                                          -------   -------   -------
Numerator:
  Net income...........................................   $   324   $ 2,562   $   223
Denominator:
  Denominator for basic earnings per share-weighted
     average shares outstanding........................    27,146    27,984    28,899
Effect of dilutive securities:
  Employee stock options...............................        10       497     1,129
                                                          -------   -------   -------
Denominator for diluted earnings per share-weighted
  average shares outstanding...........................    27,156    28,481    30,028
                                                          =======   =======   =======
Basic and diluted earnings per share...................   $  0.01   $  0.09   $  0.01
                                                          =======   =======   =======

  (o) Comprehensive Income

     On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and currency translation adjustments and is presented in the consolidated statements of stockholder's equity and comprehensive income. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior to 1998, the Company's comprehensive income only consisted of net income.

(2) BUSINESS COMBINATION

     On August 26, 1998, pursuant to the Plan of Agreement of Merger and Plan of Exchange dated February 16, 1998, as amended, the Company completed the mergers with Telecommunications, Partnership and IWL. Accordingly, the Consolidated Balance Sheets as of December 31, 1997 and 1998 and the Consolidated Statements of Operations, Stockholders' Equity and Comprehensive Income and Cash Flows for each of the years in the three year period ended December 31, 1998 include Telecommunications, Partnership and IWL as though these entities had always been a part of CapRock.

     All previously outstanding shares of IWL common stock ceased to exist and each such share was converted into and became exchangeable for one share of CapRock common stock, and all previously outstanding shares of Telecommunications common stock ceased to exist, and each such share was converted into and became exchangeable for 1.789030878 shares of CapRock common stock and each one percent (1%) of the Partnership interests issued and outstanding was exchanged for 63,194.54 shares of CapRock common stock. The Company issued 28,910,221 common shares in exchange for the outstanding common share of Telecommunications, Partnership and IWL. Additionally, outstanding employee stock options of IWL and Telecommunications were converted at the above exchange factors into options to purchase shares of CapRock common stock. The mergers and interest exchange constituted a tax-free reorganization and was accounted for as a pooling of interests.

     In May 1998, IWL changed its fiscal year end to coincide with the fiscal years of CapRock, Telecommunications and the Partnership. The Consolidated Statement of Operations for the year ended

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

December 31, 1997 and 1998 combine the operating activity for all three entities for these years. The Consolidated Statement of Operations for 1996 combine IWL's operating activity for the year ended June 30, 1996 with Telecommunications and the Partnership operating activity for the year ended December 31, 1996. The net income of IWL for the six month period ended December 31, 1996 was excluded from the Consolidated Statement of Operations for the year ended December 31, 1996 in the amount of approximately $260,000 as a result of the non-conforming year ends for such period. This amount was included as an adjustment to retained earnings in the Consolidated Statement of Stockholders' Equity. IWL's cash flow for this six month period was added to the 1997 beginning balance in the Consolidated Statement of Cash Flows.

     The transactions between CapRock, IWL and the Partnership have been eliminated for all respective periods presented. Certain reclassifications were made to IWL's financial statements to conform to CapRock's presentations.

(3) MARKETABLE SECURITIES

     Investments in marketable securities at December 31, 1998 consist of money market investments of $46,666,281 and commercial paper securities of $50,353,508.

     At December 31, 1998, the estimated fair value of the Company's money market instruments and commercial paper securities approximated cost, and the gross unrealized gains were not significant.

(4) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including assets acquired under capital leases of $1,732,000 as of December 31, 1997 (no capital leases as of December 31, 1998), is comprised of the following:

                                                USEFUL LIVES      1997          1998
                                                ------------   -----------   -----------
Land..........................................      --         $    51,289   $   299,752
Buildings.....................................     20-31           982,484     1,188,812
Leasehold improvements........................  Lease Term         330,468     1,191,277
Office equipment, furniture and other.........      5-7          4,264,606     9,706,840
Telecommunications network....................     5-20         13,501,993    21,148,362
Equipment for rent/lease......................     7-10         12,003,374    16,658,582
Construction in progress......................      --           4,373,499    21,774,422
                                                               -----------   -----------
          Total property, plant and
            equipment.........................                  35,507,713    71,968,047
Less accumulated depreciation, including
  amounts applicable to assets acquired under
  capital leases of $721,667 and $0 as of
  December 31, 1997 and 1998, respectively....                   8,167,114    12,361,295
                                                               -----------   -----------
Net property, plant and equipment.............                 $27,340,599   $59,606,752
                                                               ===========   ===========

(5) COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

                                                                1997        1998
                                                              --------   ----------
Costs incurred on uncompleted contracts.....................  $381,074   $3,479,846
Estimated earnings..........................................   281,869    6,119,136
                                                              --------   ----------
                                                               662,943    9,598,982
Less: billings to date......................................   662,943    2,360,580
                                                              --------   ----------
                                                              $     --   $7,238,402
                                                              ========   ==========

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

(6) INVESTMENT IN KENWOOD SYSTEMS GROUP

     In September 1997, the Company sold its 50% ownership in Kenwood Systems Group, Inc. ("KSG"), a California corporation. The remaining 50% of the voting common stock is owned by Kenwood Americas Corporation ("KAC"). The results of operations from January 1, 1997 through the date of sale (September 30, 1997) of KSG have been reflected in the Company's operating results. The Company recorded a gain on the sale of KSG of $66,226 in 1997.

     The investment was recorded using the equity method in which the original investment, adjusted for the Company's proportionate share of KSG's income, losses and dividend distributions, was recorded as a long-term investment. The Company's original investment in KSG was $200,000. An additional investment of $50,000 was made during the year ended December 31, 1997. The Company's proportionate share of KSG's (losses)/earnings for the years ended December 31, 1996 and 1997 were $(25,873) and $115,107, respectively.

     The Company received a management fee of $58,253 and $76,995 from KSG for the years ended December 31, 1996 and 1997, respectively. Billings by the Company to KSG for the years ended December 31, 1996 and 1997 for insurance, supplies, equipment and management fees totaled approximately $128,178 and $174,500, respectively.

(7) LEASES

     The Company leases equipment, office space, communication services and land and buildings (used for transmission sites) under operating leases. Future minimum lease payments under these lease agreements for each of the next five years are summarized as follows:

Year ending December 31,
  1999......................................................  $ 3,810,959
  2000......................................................    4,181,258
  2001......................................................    4,063,546
  2002......................................................    3,147,298
  2003......................................................    2,514,350
  Thereafter................................................    1,813,588
                                                              -----------
          Total minimum lease payments......................  $19,530,999
                                                              ===========

     As operating leases expire, it is expected that they will be replaced with similar leases. Rent expense under operating leases totaled $768,108, $1,419,812 and $1,027,651 for each of the years ended December 31, 1996, 1997 and 1998, respectively.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

(8) DEBT

     A summary of the lines of credit and the notes payable is as follows:

                                                       1997           1998
                                                    -----------   ------------
Senior notes, 12%, due 2008.......................  $        --   $145,187,039
Lines of credit, variable rates, 8.12% to 10.5%...    5,275,608             --
Notes to banks, variable rates, 8.12%.............    2,274,590             --
Notes to banks, fixed rates, 8.5% to 9.0%.........    1,968,674             --
Term construction loan, variable rate, 8.5%.......    9,550,892             --
Notes to financing companies, variable rates......      180,328             --
Notes to financing companies, fixed rates.........    1,026,733             --
Shareholder notes, 5.8% imputed rate..............      128,167             --
Other.............................................       49,773             --
                                                    -----------   ------------
          Total...................................   20,454,765    145,187,039
Less: current portion of long-term debt...........    8,116,424             --
                                                    -----------   ------------
          Long-term debt..........................  $12,338,341   $145,187,039
                                                    ===========   ============

     In July 1998, the Company issued, through a private placement under Rule 144A under the Securities Act of 1998, as amended, $150 million aggregate principal amount of its 12% Senior Notes due 2008 (the "Senior Notes"), which closed on July 16, 1998. Interest on the Senior Notes is payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 1999, at the rate of 12% per annum. The Senior Notes are presented net of unamortized debt issuance costs of $4,821,961. The amortization of debt issuance cost is recorded to interest expense and such amount was $202,000 in 1998. The net proceeds from the offering were used to repay existing debt obligations. Such proceeds for debt payoffs totaled $26.8 million. The proceeds will be used to fund capital expenditures for the construction of its fiber optic network, to expand its sales offices, for potential acquisitions and for general working capital purposes. The funds have been invested in high-grade liquid securities.

     The Senior Notes contain certain covenants which provide for limitations on indebtedness, dividends, asset sales and certain other transactions and effectively prohibits the payment of cash dividends.

     In March 1996, the Company entered into a revolving credit facility with a bank for borrowings up to $15 million. In December 1997, the Company entered into an amended agreement that provided for borrowings up to $25 million. The line of credit was amended in June 1998 and was increased to $7.0 million. The balance outstanding as of December 31, 1997 under the line of credit was $1,152,329. The line of credit was paid off in August 1998 with the proceeds from the Senior Notes.

     The Company also entered into a secured revolving line of credit, which allowed the Company to borrow up to a maximum of $5.0 million subject to borrowing base limitations on accounts receivable and inventory. The Company also secured a guidance line of credit, which allowed the Company to borrow up to $5.0 million to finance certain purchases and subsequent leases of communications equipment. These lines of credit were paid off in August 1998 with the proceeds from the Senior Notes.

     The Company had a loan agreement with a bank ("Term Construction Loan") whereby it borrowed $10.0 million used for the construction, start-up and related expenses of the fiber optic network. The loan was initially secured by the network, investment securities of a shareholder, accounts receivable and guarantees of certain shareholders. The balance outstanding for this loan as of December 31, 1997 was $9,550,892 and the loan was paid off in August 1998 with the proceeds from the Senior Notes.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     Certain shareholders guaranteed the Term Construction Loan. In consideration, the Company agreed to pay a one-time commitment fee equal to 1% of each shareholder's guarantee. The guarantors were also paid a loan guaranty fee by the Company equal to 7% of the amount of the lesser of $8.0 million or the average outstanding daily principal of the loan. The bank released the guaranty requirement in April 1997 for certain limited partners. The total accrued commitment fees and loan guarantor fees as of December 31, 1997 were approximately $406,000. All commitment and guarantee fees were paid in full in August 1998 with the proceeds from the Senior Notes. Such payments totaled approximately $430,000.

     In 1994, the Company entered into note payable agreements with three officers of the Company ("Shareholder Notes") relating to stock repurchased by the Company. The unamortized discount was $21,834 as of December 31, 1997. The Shareholder Notes were repaid in August 1998 with the proceeds from the Senior Notes.

(9) RELATED PARTIES

     In 1996 the Company entered into an agreement with a related party to manage the construction of the fiber optic network build out for the initial 260 route miles, which was completed in 1997. Under this agreement, the Company paid 4% of the costs of constructing this portion of the network, payable monthly at a minimum of $15,000 per month. The Company paid management fees of $296,576 in 1997 and $461,576, cumulative under the arrangement since construction of this segment commenced. This arrangement ceased to exist in 1997.

     The Company currently leases private line services from affiliated companies. Total payments to these affiliated companies for services totaled $765,000 in 1997 and $1,176,000 in 1998. The Company believes that the prices charged for such services do not exceed prices charged by unrelated parties.

     The Company's billing and back office systems are being developed by RiverRock Systems, Ltd. ("RiverRock"), a limited partnership formed in July 1998. The Company owns a 49% interest in the limited partnership and David E. Thompson owns a 50% limited partnership interest. Thompson Technology, Inc. (which is owned by David Thompson, a brother of Jere W. Thompson, Jr. -- CEO of CapRock Communications Corp.) is the general partner and owns a 1% general partnership interest. The Company contributed a total of $170,000 in 1998 for the development of the systems and had committed to fund up to a total of $700,000, as capital contributions to RiverRock. The investment balance of $86,000 as of December 31, 1998 was included in other assets.

(10) ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The activity in the allowance for doubtful accounts for the years ended December 31, 1997 and 1998 is as follows:

                                                                 1997         1998
                                                              ----------   -----------
Allowance for doubtful accounts at beginning of year........  $  399,216   $ 1,781,335
Additions charged to bad debt expense.......................   1,382,119     1,649,773
Write-downs charged against the allowance, net of
  recoveries................................................          --    (2,721,167)
                                                              ----------   -----------
Allowance for doubtful accounts at end of year..............  $1,781,335   $   709,941
                                                              ==========   ===========

(11) LEASE CONTRACTS

     The Company provides telecommunications services to various customers under operating leases. The services include agreements to lease capacity to customers over the fiber optic line, communications equipment, line/satellite charges and/or maintenance charges. These leases impose certain obligations on both the lessor and lessee, which must be met during the term of the lease.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     A significant portion of these services requires that the Company have access to international communication satellites. The Company has contracted with a Russian entity for rights to access its portion of an international communications satellite. The Company has agreed to pay a recurring monthly fee to the entity based on the amount of satellite space segment utilized by each lessee. Additionally, the Company has sold communication equipment to the entity. The Company utilizes those facilities to provide communication services to various United States energy and oil and gas companies and other customers doing business in Russia.

     The following is a summary of expected revenue to be earned during the next five years by the Company on lease agreements executed on or before December 31, 1998.

Year ending December 31:
  1999..................................................  $ 8,051,952
  2000..................................................    7,243,418
  2001..................................................    4,569,128
  2002..................................................    3,622,862
  2003..................................................    3,182,282
  Thereafter............................................    5,244,940
                                                          -----------
          Total.........................................  $31,914,582
                                                          ===========

(12) STOCKHOLDERS' EQUITY

  Initial Public Offering

     The Company, through its wholly owned subsidiary -- IWL, completed an initial public offering ("IPO") of common stock on June 12, 1997, issuing 1,450,000 shares at $6.00 per share. The proceeds, net of commissions and expenses, from this IPO totaled $6,996,505. In July 1997, the underwriters exercised an over allotment option and purchased an additional 62,496 shares resulting in net proceeds of $337,473.

  Common Stock

     CapRock was incorporated as a Texas corporation on February 3, 1998, to serve as a holding company for the operations of Telecommunications, Partnership and IWL after completion of their business combination (note 2) in conformance with the provisions of their Agreement and Plan of Merger dated February 16, 1998. The Company issued 28,910,221 common shares in exchange for the outstanding common shares of Telecommunications, Partnership and IWL.

  Telecommunications Employee Stock Option Plan

     In September 1997, Telecommunications adopted a stock option plan (the "Telecommunication Plan") pursuant to which the Company's Board of Directors may grant nonqualified options to employees. The Telecommunications Plan authorized grants of options to purchase up to 10% of the common shares outstanding. All Telecommunications stock options have a ten-year term and cannot be exercised prior to September 1, 1998. The options vest in 20% increments over a five-year period. All options expire August 31, 2007. Upon consummation of the merger, the outstanding stock options under this plan were converted at the exchange factor (note 2) into options to purchase shares of CapRock common stock.

     In 1997, Telecommunications granted 380,899 nonqualified stock options under the Telecommunications Plan with an exercise price of $1.00 per share. The Company recorded deferred compensation of $417,100 related to these stock option grants, which will be recognized over the vesting period. As of

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

December 31, 1998, 34,501 of the options previously granted were forfeited and canceled, 17,504 options were exercised and 328,894 options were outstanding.

  IWL Incentive Stock Option Plan

     In 1996, IWL adopted an Employee Incentive Stock Option Plan ("IWL Incentive Plan"). The option price per share could not be less than the fair market value of a share on the date the option is granted. Options under such plan generally vest at the rate of 20% per year over a five year period; however; the Board at its discretion may accelerate the vesting schedule. All options granted under the IWL Incentive Plan on or prior to the IPO date, June 12, 1997, vested in full on the offering date. IWL granted 342,214 options under the plan. The stock options expire ten years from the date of grant. Upon consummation of the merger, the outstanding stock options under this plan were converted at a one to one ratio to purchase shares of CapRock common stock.

     As of December 31, 1998, 24,000 of the options previously granted were forfeited, 50,141 options were exercised and 268,073 options were outstanding. No additional options are available for grant under the IWL Incentive Plan.

  Warrants

     The Company issued to its investment bankers warrants to purchase up to 145,000 shares of common stock, at an exercise price equal to 120% of the IPO price. Upon consummation of the merger, the outstanding warrants were converted at a one to one ratio to purchase shares of CapRock common stock. All of the warrants were outstanding as of December 31, 1998.

     The warrants have certain demand and "piggy-back" registration rights that may require the Company to register for resale the shares of Common Stock issuable under the warrants. The warrants are exercisable for a period of four years, beginning June 12, 1998.

  CapRock Equity Incentive Plan

     On August 26, 1998, in connection with the approval of the merger, the shareholders of the Company approved an equity incentive plan (the "CapRock Plan"). The CapRock Plan authorized the granting of awards, which would allow up to an aggregate of 5,000,000 share of common stock to be acquired by participants and provides that a maximum of 2,500,000 shares of common stock may be issued to any one participant. All prospective equity grants will be issued from the CapRock Plan. The awards under the Plan may take the form of stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options, stock appreciation rights, restricted stock awards, deferred stock, stock related options and other stock based awards.

     Stock options granted under the CapRock Plan may be either options that are intended to qualify for treatment as incentive stock options under Section 422 of the IRS tax code or options that do not so qualify (non-qualified stock options). Options under the Plan may be granted to any person who is an officer or other employee or consultants of the Company or any of its subsidiaries. The exercise price of incentive stock options must be at least the fair value of a share of the common stock on the date of grant (and not less than 110% of the fair market value of a share of the common stock on the date of grant). The exercise price of non-qualified stock options may be less than 100% of the fair market value of a share of the common stock on the date of grant. The term of the option may not exceed 10 years (5 years in the case of incentive stock options granted to an optionee owning 10% or more of the common stock).

     During 1998, the Company granted 1,681,600 options under this plan and these options vest over five years. As of December 31, 1998, 48,700 of the options granted were forfeited and canceled, none of the options granted had been exercised and 1,632,900 of the options were outstanding.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

  Director Stock Option Plan

     On August 26, 1998, in connection with the approval of the merger, the shareholders of the Company approved the Director Stock Option Plan (the "CapRock Director Plan"). All options to be granted under the CapRock Director Plan will be non-qualified stock options. A total of 400,000 shares of common stock have been reserved for issuance under the CapRock Director Plan. Each option will expire ten years from the date of grant and the options vest over three years. Outstanding options will expire earlier if an optionee terminates service as a director before the end of the first ten-year term. As of December 31, 1998, the Company granted 30,000 options under this plan and all were outstanding as of December 31, 1998.

     The remaining options available for future grant as of December 31, 1998 are 3,363,586 options under the CapRock Plan and 370,000 under the CapRock Director Plan.

     A summary of options activity under the plans described above is as follows:

                                                                      WEIGHTED-
                                                         NUMBER        AVERAGE
                                                       OF OPTIONS   EXERCISE PRICE
                                                       ----------   --------------
Balance at December 31, 1996.........................    160,614        $3.62
  Options granted....................................    552,499         2.25
  Options exercised..................................    (13,919)        3.56
  Options forfeited..................................     (8,275)         .56
                                                       ---------        -----
Balance at December 31, 1997.........................    690,919         2.56
  Options granted....................................  1,721,600         6.58
  Options exercised..................................    (53,726)        3.04
  Options forfeited..................................    (98,926)        4.80
                                                       ---------        -----
Balance at December 31, 1998.........................  2,259,867        $5.51
                                                       =========        =====

     A summary of options outstanding as of December 31, 1998 is as follows:

            NUMBER OF      WEIGHTED-AVERAGE       NUMBER OF
EXERCISE     OPTIONS     REMAINING CONTRACTUAL     OPTIONS
 PRICE     OUTSTANDING           LIFE            EXERCISABLE
--------   -----------   ---------------------   -----------
 $  .56       328,894            8.77               52,241
   3.56       109,918            6.92              109,918
   4.49        10,555            7.36               10,555
   6.00       132,600            8.40               28,167
   6.25         5,000            8.63                1,000
   6.50     1,662,900            9.79                   --
  20.25        10,000            9.22                   --
            ---------            ----              -------
            2,259,867            9.40              201,881
            =========            ====              =======

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     The Company applied the intrinsic value method prescribed by APB Opinion No. 25 in accounting for its plans. SFAS No. 123 requires disclosure of the compensation cost for stock-based incentives granted based upon the fair value at grant date for awards. Applying SFAS No. 123 would result in pro forma net income and earnings per share ("EPS") amounts as follows:

                                                         1996        1997        1998
                                                       --------   ----------   --------
Net income (loss)......................  As reported   $323,591   $2,561,767   $223,093
                                         Pro forma      319,000    2,385,000   (762,238)
Basic EPS..............................  As reported   $   0.01   $     0.09   $   0.01
                                         Pro forma         0.01         0.09      (0.03)
Diluted EPS............................  As reported   $   0.01   $     0.09   $   0.01
                                         Pro forma         0.01         0.08      (0.03)

     The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 5.8%, 5.8% and 5.75%; expected option lives of 2.5, 2.5 and 3 years; expected volatility of 55%, 55% and 52%, and no expected dividend yield, in 1996, 1997 and 1998, respectively.

(13) INCOME TAXES

                                                   YEAR ENDED DECEMBER 31, 1996
                                          -----------------------------------------------
                                          U.S. FEDERAL   FOREIGN     STATE       TOTAL
                                          ------------   --------   --------   ----------
Current.................................   $  175,404    $149,832   $     --   $  325,236
Deferred................................      (87,737)         --    (10,351)     (98,088)
                                           ----------    --------   --------   ----------
          Total.........................   $   87,667    $149,832   $(10,351)  $  227,148
                                           ==========    ========   ========   ==========

                                                   YEAR ENDED DECEMBER 31, 1997
                                          -----------------------------------------------
                                          U.S. FEDERAL   FOREIGN     STATE       TOTAL
                                          ------------   --------   --------   ----------
Current.................................   $  946,703    $112,659   $ 69,952   $1,129,314
Deferred................................      364,993          --     19,254      384,247
                                           ----------    --------   --------   ----------
          Total.........................   $1,311,696    $112,659   $ 89,206   $1,513,561
                                           ==========    ========   ========   ==========

                                                   YEAR ENDED DECEMBER 31, 1998
                                          -----------------------------------------------
                                          U.S. FEDERAL   FOREIGN     STATE       TOTAL
                                          ------------   --------   --------   ----------
Current.................................   $       --    $     --   $ 60,632   $   60,632
Deferred................................      896,739     134,442    174,675    1,205,856
                                           ----------    --------   --------   ----------
          Total.........................   $  896,739    $134,442   $235,307   $1,266,488
                                           ==========    ========   ========   ==========

     Foreign income taxes results from taxes withheld on sales related to Russian operations. Operating income (loss) from such operations for the years ended December 31, 1996, 1997 and 1998 were $436,000 and $555,000 and
$(441,000), respectively.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     Income tax expense differs from the amount computed by applying the federal income tax rate of 34% to earnings before taxes, as follows:

                                                      1996        1997         1998
                                                    --------   ----------   ----------
Income tax provision at 34%.......................  $187,251   $1,385,612   $  506,458
Merger expenses not deductible for tax purposes...        --           --      612,000
Expenses not deductible for tax purposes..........    11,990       33,094       28,488
State income tax expense, net of federal effect...   (10,351)      89,206      155,303
Effect of foreign operations, including foreign
  tax credits.....................................   (53,071)     (49,326)          --
Exclusion of Partnership income tax benefit.......    84,000       39,000           --
Other.............................................     7,329       15,975      (35,761)
                                                    --------   ----------   ----------
          Total...................................  $227,148   $1,513,561   $1,266,488
                                                    ========   ==========   ==========

     Effective January 1, 1998, the Partnership elected to be taxed as a corporation. As such, deferred taxes and tax provisions have been established in 1998. The pro forma tax benefit in 1996 and 1997 was approximately $84,000 and $39,000, respectively, if the partnership would have been taxed as a C corporation in those years.

     The tax effects of temporary differences and carryforwards, which result in a significant portion of the deferred tax assets and liabilities are as follows:

                                                   1997                      1998
                                          ----------------------   ------------------------
                                           ASSETS    LIABILITIES     ASSETS     LIABILITIES
                                          --------   -----------   ----------   -----------
Effect on deferred taxes of
  carryforwards.........................  $116,958    $     --     $2,035,899   $       --
Foreign tax credit......................    25,600          --        207,235           --
Allowance for doubtful accounts.........   654,875          --        245,263           --
Unearned compensation...................     7,717          --             --       16,864
Deferred revenue........................     7,142          --             --    1,906,520
Accrued vacation pay....................    27,200          --         39,560           --
Property, plant and equipment...........        --     968,265             --    1,960,602
Other...................................     9,311          --         30,711           --
                                          --------    --------     ----------   ----------
          Total deferred taxes..........  $848,803    $968,265     $2,558,668   $3,883,986
                                          ========    ========     ==========   ==========

     A net operating loss of $5,278,132 was generated in 1998 and the operating loss will be used to offset future taxable income. The net operating loss carryforward will expire in year 2013; however, management believes that this carryforward will be utilized prior to expiration. No valuation allowance for deferred taxes at December 31, 1997 and 1998 is considered necessary as management has determined that it is more likely than not that these assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(14) COMMITMENTS

     The Company has an agreement with various vendors, which require minimum usage. In the event such monthly commitments are not met, the Company is required to remit to the vendor the difference between the commitments and the actual usage. Such amount, if necessary, would be recorded as cost of revenue in the period incurred.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     The Company entered into a volume purchase commitment of $13 million relating to the purchase of telecommunications equipment. In the event the $13 million commitment is not fulfilled by CapRock, the Company shall pay the vendor a penalty ranging from 3%-13% of the purchase commitment. The Company believes that no penalties will be incurred under this contract.

(15) 401(k) PLANS

     The Company and a subsidiary offer its qualified employees the opportunity to participate in one of its defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. Each employee may contribute on a tax deferred basis a portion of annual earnings not to exceed $9,500. The Company matches individual employee contributions in certain plans, up to a maximum level, which in no case exceeds 6%. The Company's matching contributions to the Plan (after forfeitures) for the years ended December 31, 1996, 1997 and 1998 were $23,367, $30,287 and $81,086, respectively.

(16) ACQUISITION

     In January 1998, the Company completed the acquisition of Integrated Communications and Engineering, Ltd. ("ICEL"), a communications systems integrator and maintenance provider in Aberdeen, Scotland. The Company paid a total purchase price of approximately $2.2 million comprised of approximately $610,000 in cash and 207,266 shares of the Company's common stock. The acquisition was accounted for as a purchase business combination, and accordingly the purchase price was allocated to assets acquired and liabilities assumed. Approximately $ 1.6 million was recorded as goodwill and $300,000 was allocated to contracts as a result of the transaction.

     The following summarizes the unaudited consolidated data as though the acquisition of ICEL occurred as of the January 1, 1997:

                                             HISTORICAL     PRO FORMA
                                             -----------   -----------
Revenue....................................  $75,349,466   $78,676,598
Net income.................................    2,561,767     2,681,147
Earnings per share.........................         0.09          0.10

(17) SUBSEQUENT EVENTS

     In February 1999, the Company entered into a joint build arrangement with Enron Communications, Inc., a wholly owned subsidiary of Enron Corp., to jointly build approximately 1,050 miles of fiber optic network within the state of Texas. The build plan includes four conduit ducts to be placed throughout the 1,050 miles, with one and one-quarter conduits to be owned and funded by CapRock and one and one-quarter conduits to be owned and funded by Enron Communications, Inc., and one and one-half conduits to be owned and funded by a limited partnership formed by CapRock and Enron Communications, Inc. The limited partnership will sell a specified amount of fiber usage rights and CapRock will own 48 fibers.

     The total required capital contributions will depend on the costs to construct the segment. CapRock and Enron are committed to each contribute equally to fund the construction. The total construction costs for the 1,050 miles are estimated at approximately $125 million.

(18) SEGMENT REPORTING AND CONCENTRATION OF CUSTOMERS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which the Company has adopted in 1998. The

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

Company identifies such segments based on management responsibility. The Company measures segment profit as operating income, which is defined as income before interest expense and income taxes. The service revenue from the Telecommunications Division include all revenues generated from the sale of telecommunications products to business and residential customers. These products include local, long distance, Internet, data and private line services. The Fiber Division includes the operating activity and the assets relating to the fiber build out. The revenues for the Fiber Division primarily relate to the sale of dark fiber through IRUs. The product and service revenue from the Services Division include revenues generated from the design, installation, leasing and sale of voice and data systems and products, primarily to companies in the oil and gas industry. The Corporate Division includes certain general and administrative functions and operating expenses and the merger related expenses of $2.3 million, which comprise the segment operating loss of $3.5 million in 1998. The general and administrative expenses were allocated to each of the respective divisions prior to 1998. Information regarding operating segments is as follows (amounts are in thousands):

                                                        YEAR ENDED DECEMBER 31, 1996
                                      -----------------------------------------------------------------
                                      TELECOMMUNICATIONS   FIBER    SERVICES   CORPORATE   CONSOLIDATED
                                      ------------------   ------   --------   ---------   ------------
Revenue from external customers.....       $23,174            $--   $27,796       $--        $50,970
  Depreciation and amortization.....           479             54     1,003       --           1,536
  Operating income..................            44           (228)    1,278       --           1,094
          Total assets..............         7,356          8,757    12,409       --          28,522

                                                        YEAR ENDED DECEMBER 31, 1997
                                      -----------------------------------------------------------------
                                      TELECOMMUNICATIONS   FIBER    SERVICES   CORPORATE   CONSOLIDATED
                                      ------------------   ------   --------   ---------   ------------
Revenue from external customers.....       $46,745         $1,945   $26,659       $--        $75,349
Depreciation and amortization.......           694            902     1,750       --           3,346
Operating income....................         3,226            671     1,562       --           5,459
          Total assets..............        13,327          9,779    26,283       --          49,389

                                                        YEAR ENDED DECEMBER 31, 1998
                                     ------------------------------------------------------------------
                                     TELECOMMUNICATIONS    FIBER    SERVICES   CORPORATE   CONSOLIDATED
                                     ------------------   -------   --------   ---------   ------------
Revenue from external customers....       $75,768         $11,930   $34,798       $(722)     $121,774
Depreciation and amortization......         1,113             744     2,993          37         4,887
Operating income...................         3,280           8,128       (55)     (3,528)        7,825
          Total assets.............        26,929          39,175    34,064      91,798       191,966

     All significant transactions and agreements of the Company, with the exception of the operations of ICEL (Scotland) are generated in U.S. dollars. The pertinent data relating to foreign operations is as follows (amounts are in thousands):

                                                          YEAR ENDED DECEMBER 31, 1996
                                            --------------------------------------------------------
                                             U.S.     MEXICO   RUSSIA   INTERNATIONAL   CONSOLIDATED
                                            -------   ------   ------   -------------   ------------
Revenue to external customers.............  $44,285   $1,761   $2,281      $2,643         $50,970
Long-lived assets.........................   15,901       --       --          --          15,901

                                                          YEAR ENDED DECEMBER 31, 1997
                                            --------------------------------------------------------
                                             U.S.     MEXICO   RUSSIA   INTERNATIONAL   CONSOLIDATED
                                            -------   ------   ------   -------------   ------------
Revenue to external customers.............  $57,706   $6,495   $1,905      $9,243         $75,349
Long-lived assets.........................   27,341       --       --          --          27,341

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                                                        YEAR ENDED DECEMBER 31, 1998
                                -----------------------------------------------------------------------------
                                 U.S.     MEXICO    INDIA    RUSSIA   SCOTLAND   INTERNATIONAL   CONSOLIDATED
                                -------   -------   ------   ------   --------   -------------   ------------
Revenue to external
  customers...................  $79,185   $16,611   $4,766   $2,312    $5,207       $13,693        $121,774
Long-lived assets.............   58,893        --       --       --     2,508            --          61,401

     All revenue was derived from unaffiliated customers. For the years ended December 31, 1996 and 1997 one customer provided $11,681,000 (or 23%) and $9,349,000 (or 12%) of the Company's revenue, respectively. For the year ended December 31, 1998, one customer provided $13,985,000 (or 11%) and another customer provided $12,344,000 (or 10%) of the Company's revenue.

(19) QUARTERLY RESULTS

     The Company's unaudited quarterly results are as follows (amounts are in thousands, except share data):

                                                              FOR THE 1997 QUARTER ENDED
                                                        ---------------------------------------
                                                        MARCH 31   JUNE 30   SEPT. 30   DEC. 31
                                                        --------   -------   --------   -------
Revenue...............................................  $17,022    $18,649   $19,039    $20,640
Gross profit..........................................    4,197      5,631     6,109      6,941
Net income............................................      115        721       970        756
Basic and diluted earnings per share..................       --       0.03      0.03       0.03

                                                              FOR THE 1998 QUARTER ENDED
                                                        ---------------------------------------
                                                        MARCH 31   JUNE 30   SEPT. 30   DEC. 31
                                                        --------   -------   --------   -------
Revenue...............................................  $24,412    $27,008   $35,284    $35,070
Gross profit..........................................    8,183      9,202     9,309     11,860
Net income (loss).....................................    1,358      1,515    (1,650)    (1,000)
Basic and diluted earnings (loss) per share...........     0.05       0.10     (0.06)     (0.03)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,500,000 SHARES

                                     [LOGO]

                          CAPROCK COMMUNICATIONS CORP.

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE

                              GOLDMAN, SACHS & CO.

                                                    , 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:

Securities and Exchange Commission registration fee.........  $ 35,722
NASD filing fee.............................................  $ 13,350
NASDAQ -- NMS listing fee...................................  $ 17,500
Printing and engraving costs................................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses..................................     *
Miscellaneous...............................................     *
                                                              --------
          Total.............................................  $  *
                                                              ========

---------------

* To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article XII of the Registrant's Articles of Incorporation provides the following:

          "A director of the Corporation shall not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article shall not authorize the elimination or limitation of the liability of a director to the extent the director is found liable for:

             (1) a breach of the director's duty of loyalty to the Corporation or its shareholders;

             (2) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

             (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office;

             (4) an act or omission for which the liability of a director is expressly provided by an applicable statute."

     Article XI of the Registrant's Articles of Incorporation provides the following:

          "The directors and officers of the Corporation shall be indemnified by the Corporation in a manner and to the maximum extent permitted by applicable state or federal law as in effect from time to time."

     Section 7.06 of the Registrant's Bylaws provides the following:

          "The Corporation shall have the authority to an shall indemnify and advance expenses to the Directors, officers, employees, and agents of the Corporation or any other persons serving at the request of the Corporation in such capacities in a manner and to the maximum extent permitted by applicable state or federal law. The Corporation may purchase and maintain liability insurance or make other arrangements for such obligations to the extent permitted by the Texas Business Corporation Act."

     The Texas Business Corporation Act permits, and in some cases requires, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses under certain circumstances.

     The Registration Rights Agreement (Exhibit 4.3 hereto) provides for indemnification by each of the Initial Purchasers of the Private Notes (as defined therein), their successors, assigns and direct and indirect transferees, and participating broker-dealers holding Exchange Notes (as defined therein), in specified circumstances, of the Registrant, the other Initial Purchasers, underwriters and the other selling holders of the Private Notes, and each of their respective directors and officers and controlling parties, and by the Registrant of Initial Purchasers of the Private Notes, their successors, assigns and direct and indirect transferees, and participating broker-dealers holding Exchange Notes, underwriters, and each person, if any controlling any such underwriter or holder, in specified circumstances, for certain liabilities arising under the Securities Act or otherwise.

     The Note Purchase Agreement (Exhibit 10.43 hereto) provides for indemnification by the initial purchasers specified therein of the Registrant and its officers and directors, and by the Registrant of the initial purchasers specified therein, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth information as of February 28, 1999, regarding all sales of unregistered securities of the Registrant or its predecessors during the past three years. All such shares were issued in reliance upon an exemption from registration under the Securities Act by reason of Section 4(2) or 3(b) of the Securities Act and/or the rules and regulations promulgated thereunder. In connection with each of these transactions, the shares were sold to a very limited number of persons, such persons were provided access to all relevant information regarding the Registrant or represented to the Registrant that they were "sophisticated" investors, and such persons represented to the Registrant that the shares were purchased for investment purposes only and with no view toward distribution.

     On July 15, 1998, the Registrant issued an aggregate principal amount of $150,000,000 of 12% Senior Notes due 2008 to certain investors. Such notes were offered and issued pursuant to Rule 144A under the Securities Act.

     On June 12, 1997, IWL Communications, Incorporated ("IWL") issued to Cruttenden Roth Incorporated, warrants to purchase 145,000 shares of its Common Stock at an exercise price of $7.20 per share.

     In June 1996, Kelly Dean, an employee of IWL, purchased 2,808 shares of Common Stock of IWL for $3.56 shares for an aggregate purchase price of approximately $10,000.

     In November 1996, Keith Johnson, Vice President -- Marketing of IWL, purchased 2,808 shares of Common Stock of IWL for $3.56 per share for an aggregate purchase price of approximately $10,000.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith.

          1.1            -- Form of Purchase Agreement.*
          2.1            -- Agreement and Plan of Merger and Plan of Exchange, dated as of February 16, 1998, by and among the Registrant, IWL
                            Communications, Incorporated ("IWL"), IWL Acquisition
                            Corp., CapRock Communications Corp. (n/k/a CapRock
                            Telecommunications Corp. ("Telecommunications")), CapRock
                            Acquisition Corp., and CapRock Fiber Network, Ltd. (the
                            "Partnership and collectively, the "Parties"). The
                            schedules to the Agreement and Plan of Merger and Plan of
                            Exchange and the appendices thereto have been omitted.
                            The Company will furnish supplementally to the Securities
                            and Exchange Commission any of the schedules or
                            appendices upon request. (Incorporated by reference to
                            Exhibit 2.1 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-57365.)
          2.2            -- First Amendment to Agreement and Plan of Merger and Plan
                            of Exchange, dated as of April 30, 1998, by and among the
                            Parties. (Incorporated by reference to Exhibit 2.2 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
          2.3            -- Second Amendment to Agreement and Plan of Merger and Plan
                            of Exchange, dated as of June 19, 1998, by and among the
                            Parties. (Incorporated by reference to Exhibit 2.3 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
          2.4            -- Third Amendment to Agreement and Plan of Merger and Plan
                            of Exchange, dated as of July 8, 1998, by and among the
                            Parties. (Incorporated by reference to Exhibit 2.4 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
          3.1            -- Articles of Incorporation of the Registrant.
                            (Incorporated by reference to Exhibit 3.1 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
          3.2            -- Bylaws of the Registrant. (Incorporated by reference to
                            Exhibit 3.2 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-64699.)
          4.1            -- Specimen Certificate for the Common Stock of the
                            Registrant (Incorporated by reference to Exhibit 4.3 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.
          4.2            -- Indenture dated as of July 16, 1998, among the
                            Registrant, Telecommunications, the Partnership, IWL and
                            PNC Bank, National Association, Trustee. (Incorporated by
                            reference to Exhibit 4.1 to the Registration Statement on
                            Form S-4, as amended, of the Registrant, File No.
                            333-64699.)
          4.3            -- Registration Rights Agreement dated July 16, 1998, among the Registrant, Telecommunications, the Partnership, and
                            Merrill Lynch, Pierce, Fenner & Smith Incorporated,
                            Donaldson, Lufkin & Jenrette Securities Corporation and
                            BancOne Capital Markets, Inc. (Incorporated by reference
                            to Exhibit 4.2 to the Registration Statement on Form S-4,
                            as amended, of the Registrant, File No. 333-64699.)
          4.4            -- Form of Warrant Agreement between IWL and Cruttenden Roth
                            Incorporated. (Incorporated by reference to Exhibit 1.2
                            to the Registration Statement on Form S-1 of IWL, as
                            amended, File No. 333-22801.)

          4.5            -- Registration Rights Agreement dated January 22, 1998
                            between IWL and Nera Limited. (Incorporated by reference
                            to Exhibit 4.5 to the Registration Statement on Form S-4,
                            as amended, of the Registrant, File No. 333-57365.)
          4.6            -- Registration Rights Agreement dated January 22, 1998 by and among IWL, Thomas Norman Blair and Margaret Helen
                            Blair. (Incorporated by reference to Exhibit 4.6 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
          5.1            -- Opinion of Munsch Hardt Kopf & Harr, P.C. regarding
                            validity of securities being registered.*
         10.1            -- CapRock Communications Corp. 1998 Equity Incentive Plan.
                            (Incorporated by reference to Exhibit 10.1 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.2            -- CapRock Communications Corp. 1998 Director Stock Option
                            Plan. (Incorporated by reference to Exhibit 10.2 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.3            -- Employment Agreement between the Registrant and Ignatius
                            W. Leonards. (Incorporated by reference to Exhibit 10.5
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.4            -- Employment Agreement between the Registrant and Byron M.
                            Allen. (Incorporated by reference to Exhibit 10.6 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.5            -- Employment Agreement between the Registrant and Errol
                            Olivier. (Incorporated by reference to Exhibit 10.7 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.6            -- Employment Agreement between the Registrant and Richard
                            H. Roberson. (Incorporated by reference to Exhibit 10.8
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.7            -- Employment Agreement between the Registrant and Bryan
                            Olivier. (Incorporated by reference to Exhibit 10.9 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.8            -- Employment Agreement between the Registrant and Jere W.
                            Thompson, Jr. (Incorporated by reference to Exhibit 10.10
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.9            -- Employment Agreement between the Registrant and Scott L.
                            Roberts. (Incorporated by reference to Exhibit 10.11 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.10           -- Employment Agreement between the Registrant and Timothy
                            W. Rogers. (Incorporated by reference to Exhibit 10.12 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.11           -- Employment Agreement between the Registrant and Timothy
                            M. Terrell. (Incorporated by reference to Exhibit 10.13
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.12           -- Employment Agreement between the Registrant and Kevin W.
                            McAleer. (Incorporated by reference to Exhibit 10.14 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.13           -- Office Lease Agreement dated May 22, 1996, by and between
                            Ellington Field, Ltd., a Texas limited partnership, and
                            IWL. (Incorporated by reference to Exhibit 10.5 to the
                            IWL Registration Statement on Form S-1, as amended, File
                            No. 333-22801.)

         10.14           -- Satellite Information Network Service Agreement dated May
                            1, 1994, by and between IWL and the Information
                            Telegraphy Agency of Russia ITAR-TASS.# (Incorporated by
                            reference to Exhibit 10.9 to the Registration Statement
                            on Form S-1, as amended, of IWL, File No. 333-22801.)
         10.15           -- Reseller Agreement dated December 31, 1996, by and
                            between Alcatel Network Systems, Inc. and IWL.
                            (Incorporated by reference to Exhibit 10.10 to the
                            Registration Statement on Form S-1, as amended, of IWL,
                            File No. 333-22801.)#
         10.16           -- Form of Service Agreement.*
         10.17           -- Lease Agreement dated November 18, 1996, by and between
                            IWL and CLG, Inc. (Incorporated by reference to Exhibit
                            10.13 to the Registration Statement on Form S-1, as
                            amended, of IWL, File No. 333-22801.)
         10.18           -- Promissory Note dated September 20, 1996 payable by IWL to First Bank and Trust, Cleveland, Texas. (Incorporated
                            by reference to Exhibit 10.15 to the Registration
                            Statement on Form S-1, as amended, of IWL, File No.
                            333-22801.)
         10.19           -- Loan Agreement and Security Agreement dated December 20,
                            1995 between IWL and Marine Midland Business Loans, Inc.
                            (Incorporated by reference to Exhibit 10.16 to the
                            Registration Statement on Form S-1, as amended, of IWL,
                            File No. 333-22801.)
         10.20           -- Second Amendment to Loan and Security Agreement dated as of May 7, 1997, between IWL and Marine Midland Business
                            Loans, Inc. (Incorporated by reference to Exhibit 10.9 to
                            the Registration Statement on Form S-1, as amended, of
                            IWL, File No. 333-22801.)
         10.21           -- Letter Agreement dated February 28, 1997, by and between
                            IWL and Marine Midland Bank as successor-in-interest to
                            Marine Midland Business Loans, Inc. (Incorporated by
                            reference to the Registration Statement on Form S-1, as
                            amended, of IWL, File No. 333-22801.)
         10.22           -- Credit Agreement, dated August 1, 1997, executed by and between IWL and Bank One, Texas, N.A. ("Bank One").
                            (Incorporated by reference to Exhibit 10.22 to the Form
                            10K for the year ending June 30, 1997 of IWL, File No.
                            0-22293.)
         10.23           -- Promissory Note, dated August 1, 1997, in the principal amount of $822,000.00, executed by IWL, and made payable
                            to Bank One. (Incorporated by reference to Exhibit 10.23
                            to the Form 10K of IWL for the year ending June 30, 1997,
                            File No. 0-22293.)
         10.24           -- Promissory Note, dated August 1, 1997, in the principal amount of $605,000.00, executed by IWL, and made payable
                            to Bank One. (Incorporated by reference to Exhibit 10.24
                            to the Form 10-K of IWL for the year ending June 30,
                            1997, File No. 0-22293.)
         10.25           -- Collateral Assignment and Security Agreement, dated
                            August 1, 1997, executed by IWL, as assignor, and Bank
                            One, as assignee. (Incorporated by reference to Exhibit
                            10.25 to the Form 10K of IWL for the year ending June 30,
                            1997, File No. 0-22293.)
         10.26           -- Revolving Credit Agreement, dated August 1, 1997,
                            executed by and between IWL and Bank One. (Incorporated
                            by reference to Exhibit 10.26 to the Form 10K of IWL for
                            the year ending June 30, 1997, File No. 0-22293.)
         10.27           -- Promissory Note, dated August 1, 1997, in the principal amount of $5,000,000.00, executed by IWL, and made
                            payable to Bank One. (Incorporated by reference to
                            Exhibit 10.27 to the Form 10K of IWL for the year ending
                            June 30, 1997, File No. 0-22293.)

         10.28           -- Security Agreement, dated August 1, 1997, executed by
                            IWL, as debtor, and Bank One, as secured party.
                            (Incorporated by reference to Exhibit 10.28 to the Form
                            10K of IWL for the year ending June 30, 1997, File No.
                            0-22293.)
         10.29           -- Amended and Restated Credit Agreement, dated August 28,
                            1997, executed by and between IWL and Bank One.
                            (Incorporated by reference to Exhibit 10.29 to the Form
                            10K of IWL for the year ending June 30, 1997, File No.
                            0-22293.)
         10.30           -- Promissory Note, dated August 28, 1997, in the principal amount of $1,055,000.00, executed by IWL, and made
                            payable to Bank One. (Incorporated by reference to
                            Exhibit 10.30 to the Form 10K of IWL for the year ending
                            June 30, 1997, File No. 0-22293.)
         10.31           -- Telecommunications Equipment Lease Agreement dated as of
                            June 1, 1997 between IWL and Diamond Offshore Company.
                            (Incorporated by reference to Exhibit 10.4 to the Form
                            10K of IWL for the year ending June 30, 1997, File No.
                            0-22293.)#
         10.32           -- Sublease dated November 22, 1994 by and between
                            Telecommunications and Arkwright Mutual Insurance
                            Company. (Incorporated by reference to Exhibit 10.35 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.33           -- Loan and Security Agreement dated March 14, 1996 by and between Telecommunications and Bank One, as amended.
                            (Incorporated by reference to Exhibit 10.36 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.34           -- Sixth Renewal Extension $2,500,000 Promissory Note dated
                            December 31, 1997 payable by Telecommunications to Bank
                            One. (Incorporated by reference to Exhibit 10.37 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.35           -- Form of CapRock Communications Corp. Commercial
                            Application. (Incorporated by reference to Exhibit 10.41
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.36           -- Form of CapRock Communications Corp. Commercial Agent
                            Application. (Incorporated by reference to Exhibit 10.42
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.37           -- Unlimited Guaranty dated March 9, 1996 by Jere W.
                            Thompson, Jr. for the benefit of Bank One. (Incorporated
                            by reference to Exhibit 10.43 to the Registration
                            Statement on Form S-4, as amended, of the Registrant,
                            File No. 333-57365.)
         10.38           -- Loan Agreement dated July 1, 1996 by and between the
                            Partnership and Bank One. (Incorporated by reference to
                            Exhibit 10.44 to the Registration Statement on Form S-4,
                            as amended, of the Registrant, File No. 333-57365.)
         10.39           -- $10,000,000 Promissory Note dated July 1, 1996 by and
                            between the Partnership and Bank One. (Incorporated by
                            reference to Exhibit 10.45 to the Registration Statement
                            on Form S-4, as amended, of the Registrant, File No.
                            333-57365.)
         10.40           -- Guaranty dated July 1, 1996 by CapRock Systems, Inc. in favor of Bank One. (Incorporated by reference to Exhibit
                            10.46 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-57365.)
         10.41           -- Guaranty dated July 1, 1996 by Mark Langdale in favor of
                            Bank One. (Incorporated by reference to Exhibit 10.47 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)

         10.42           -- Guaranty dated July 1, 1996 by Jere W. Thompson, Jr. in favor of Bank One. (Incorporated by reference to Exhibit
                            10.48 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-57365.)
         10.43           -- Form of Note Purchase Agreement by and among the
                            Registrant and various initial purchasers. (Incorporated
                            by reference to Exhibit 10.49 to the Registration
                            Statement on Form S-4, as amended, of the Registrant,
                            File No. 333-57365.)
         10.44           -- Form of Contribution Agreement by the General Partner of
                            the Partnership. (Incorporated by reference to Exhibit
                            10.50 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-57365.)
         10.45           -- First Amendment to Loan Agreement dated July 1, 1996 by and between the Partnership and Bank One. (Incorporated
                            by reference to Exhibit 10.51 to the Registration
                            Statement on Form S-4, as amended, of the Registrant,
                            File No. 333-57365.)
         10.46           -- Second Amendment to Loan Agreement dated April 29, 1998 by and between the Partnership and Bank One.
                            (Incorporated by reference to Exhibit 10.52 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.47           -- License Agreement dated June 16, 1998 by and between
                            Telecommunications and RiverRock Systems, Ltd.
                            (Incorporated by reference to Exhibit 10.53 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.48           -- Modification Agreement dated as of June 17, 1998 by and between IWL and Bank One. (Incorporated by reference to
                            Exhibit 10.54 to the Registration Statement on Form S-4,
                            as amended, of the Registrant, File No. 333-57365.)
         10.49           -- Promissory Note dated June 17, 1998 executed by IWL
                            payable to the order of Bank One, in the principal amount
                            of $4,000,000.00. (Incorporated by reference to Exhibit
                            10.55 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-57365.)
         10.50           -- Eighth Amendment to Loan and Security Agreement dated as of June 18, 1998 by and between Telecommunications and
                            Bank One. (Incorporated by reference to Exhibit 10.56 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.51           -- Renewal and Extension Promissory Note dated as June 18,
                            1998 executed by Telecommunications payable to the order
                            of Bank One, in the principal amount of $7,000,000.00.
                            (Incorporated by reference to Exhibit 10.57 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.52           -- Intercompany Promissory Note dated as of June 18, 1998
                            originally executed by the Partnership payable to the
                            order of Telecommunications in the principal amount of
                            $2,500,000.00 and endorsed by Telecommunications in favor
                            of Bank One. (Incorporated by reference to Exhibit 10.58
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.53           -- Ninth Amendment to Loan and Security Agreement dated as
                            July 9, 1998 by and between Telecommunications and Bank
                            One. (Incorporated by reference to Exhibit 10.59 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.54           -- Third Amendment to Loan Agreement dated as of June 18,
                            1998 by and between the Partnership and Bank One.
                            (Incorporated by reference to Exhibit 10.60 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)

         10.55           -- Fourth Amendment to Loan Agreement dated as of July 9,
                            1998 by and between the Partnership and Bank One.
                            (Incorporated by reference to Exhibit 10.61 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.56           -- Form of Escrow Agreement. (Incorporated by reference to
                            Exhibit 10.62 to the Registration Statement on Form S-4,
                            as amended, of the Registrant, File No. 333-57365.)
         10.57           -- Form of Exchange Agent Agreement by and between the
                            Registrant and PNC Bank, National Association.
                            (Incorporated by reference to Exhibit 10.57 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-64699.)
         10.58           -- Addison Circle One Office Lease Agreement between
                            Champion Addison One Limited Partnership, a limited
                            partnership, as Landlord and the Registrant, as Tenant.
         10.59           -- Form of Carrier Agreement.*
         16.1            -- Letter re: Change in Accountants. (Incorporated by
                            reference to Exhibit 16.1 to the Registration Statement
                            on Form S-4, as amended, of the Registrant, File No.
                            333-57365.)
         21.1            -- Subsidiaries of the Registrant. (Incorporated by
                            reference to Exhibit 21.1 to the Registration Statement
                            on Form S-4, as amended, of the Registrant, File No.
                            333-57365.)
         23.1            -- Consent of KPMG LLP.
         23.2            -- Consent of Burds Reed & Mercer, P.C.
         23.3            -- Consent of Munsch Hardt Kopf & Harr, P.C. (Included in
                            the opinion filed as Exhibit 5.1 to this Registration
                            Statement).
         24.1            -- Power of Attorney (included in the signature page
                            hereto).
         27.1            -- Financial Data Schedule for 1996 and 1998.
         27.2            -- Amended Financial Data Schedule for 1997.

---------------

# Confidential treatment was granted.

*  To be filed by amendment.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant (the "Registrant") hereby undertakes to provide to the Underwriter, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the 19th day of March, 1999.

                                            CAPROCK COMMUNICATIONS CORP.

                                            By:  /s/ JERE W. THOMPSON, JR.
                                              ----------------------------------
                                                    Jere W. Thompson, Jr.
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     The undersigned directors and executive officers of CapRock Communications Corp. hereby constitute and appoint Jere W. Thompson, Jr. and Kevin W. McAleer, and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement, requests to accelerate the effectiveness of this Registration Statement, and any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact, or either of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

                      SIGNATURE                                        TITLE                        DATE
                      ---------                                        -----                        ----

              /s/ JERE W. THOMPSON, JR.                Chief Executive Officer, Chairman of    March 19, 1999
-----------------------------------------------------    the Board, and Director (Principal
                Jere W. Thompson, Jr.                    Executive Officer)

                /s/ KEVIN W. MCALEER                   Senior Vice President and Chief         March 19, 1999
-----------------------------------------------------    Financial Officer (Principal
                  Kevin W. McAleer                       Accounting Officer)

              /s/ IGNATIUS W. LEONARDS                 President, Vice Chairman of the         March 19, 1999
-----------------------------------------------------    Board, and Director
                Ignatius W. Leonards

                /s/ TIMOTHY W. ROGERS                  Executive Vice President and Director   March 19, 1999
-----------------------------------------------------
                  Timothy W. Rogers

                 /s/ BYRON M. ALLEN                    Executive Vice President and Director   March 19, 1999
-----------------------------------------------------
                   Byron M. Allen

                  /s/ MARK LANGDALE                    Director                                March 19, 1999
-----------------------------------------------------
                    Mark Langdale

             /s/ CHRISTOPHER J. AMENSON                Director                                March 19, 1999
-----------------------------------------------------
               Christopher J. Amenson

                 /s/ JOHN R. HARRIS                    Director                                March 19, 1999
-----------------------------------------------------
                   John R. Harris

                                 EXHIBITS INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1            -- Form of Purchase Agreement.*
          2.1            -- Agreement and Plan of Merger and Plan of Exchange, dated as of February 16, 1998, by and among the Registrant, IWL
                            Communications, Incorporated ("IWL"), IWL Acquisition
                            Corp., CapRock Communications Corp. (n/k/a CapRock
                            Telecommunications Corp. ("Telecommunications")), CapRock
                            Acquisition Corp., and CapRock Fiber Network, Ltd. (the
                            "Partnership and collectively, the "Parties"). The
                            schedules to the Agreement and Plan of Merger and Plan of
                            Exchange and the appendices thereto have been omitted.
                            The Company will furnish supplementally to the Securities
                            and Exchange Commission any of the schedules or
                            appendices upon request. (Incorporated by reference to
                            Exhibit 2.1 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-57365.)
          2.2            -- First Amendment to Agreement and Plan of Merger and Plan
                            of Exchange, dated as of April 30, 1998, by and among the
                            Parties. (Incorporated by reference to Exhibit 2.2 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
          2.3            -- Second Amendment to Agreement and Plan of Merger and Plan
                            of Exchange, dated as of June 19, 1998, by and among the
                            Parties. (Incorporated by reference to Exhibit 2.3 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
          2.4            -- Third Amendment to Agreement and Plan of Merger and Plan
                            of Exchange, dated as of July 8, 1998, by and among the
                            Parties. (Incorporated by reference to Exhibit 2.4 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
          3.1            -- Articles of Incorporation of the Registrant.
                            (Incorporated by reference to Exhibit 3.1 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
          3.2            -- Bylaws of the Registrant. (Incorporated by reference to
                            Exhibit 3.2 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-64699.)
          4.1            -- Specimen Certificate for the Common Stock of the
                            Registrant (Incorporated by reference to Exhibit 4.3 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.
          4.2            -- Indenture dated as of July 16, 1998, among the
                            Registrant, Telecommunications, the Partnership, IWL and
                            PNC Bank, National Association, Trustee. (Incorporated by
                            reference to Exhibit 4.1 to the Registration Statement on
                            Form S-4, as amended, of the Registrant, File No.
                            333-64699.)
          4.3            -- Registration Rights Agreement dated July 16, 1998, among the Registrant, Telecommunications, the Partnership, and
                            Merrill Lynch, Pierce, Fenner & Smith Incorporated,
                            Donaldson, Lufkin & Jenrette Securities Corporation and
                            BancOne Capital Markets, Inc. (Incorporated by reference
                            to Exhibit 4.2 to the Registration Statement on Form S-4,
                            as amended, of the Registrant, File No. 333-64699.)
          4.4            -- Form of Warrant Agreement between IWL and Cruttenden Roth
                            Incorporated. (Incorporated by reference to Exhibit 1.2
                            to the Registration Statement on Form S-1 of IWL, as
                            amended, File No. 333-22801.)
          4.5            -- Registration Rights Agreement dated January 22, 1998
                            between IWL and Nera Limited. (Incorporated by reference
                            to Exhibit 4.5 to the Registration Statement on Form S-4,
                            as amended, of the Registrant, File No. 333-57365.)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.6            -- Registration Rights Agreement dated January 22, 1998 by and among IWL, Thomas Norman Blair and Margaret Helen
                            Blair. (Incorporated by reference to Exhibit 4.6 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
          5.1            -- Opinion of Munsch Hardt Kopf & Harr, P.C. regarding
                            validity of securities being registered.*
         10.1            -- CapRock Communications Corp. 1998 Equity Incentive Plan.
                            (Incorporated by reference to Exhibit 10.1 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.2            -- CapRock Communications Corp. 1998 Director Stock Option
                            Plan. (Incorporated by reference to Exhibit 10.2 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.3            -- Employment Agreement between the Registrant and Ignatius
                            W. Leonards. (Incorporated by reference to Exhibit 10.5
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.4            -- Employment Agreement between the Registrant and Byron M.
                            Allen. (Incorporated by reference to Exhibit 10.6 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.5            -- Employment Agreement between the Registrant and Errol
                            Olivier. (Incorporated by reference to Exhibit 10.7 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.6            -- Employment Agreement between the Registrant and Richard
                            H. Roberson. (Incorporated by reference to Exhibit 10.8
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.7            -- Employment Agreement between the Registrant and Bryan
                            Olivier. (Incorporated by reference to Exhibit 10.9 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.8            -- Employment Agreement between the Registrant and Jere W.
                            Thompson, Jr. (Incorporated by reference to Exhibit 10.10
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.9            -- Employment Agreement between the Registrant and Scott L.
                            Roberts. (Incorporated by reference to Exhibit 10.11 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.10           -- Employment Agreement between the Registrant and Timothy
                            W. Rogers. (Incorporated by reference to Exhibit 10.12 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.11           -- Employment Agreement between the Registrant and Timothy
                            M. Terrell. (Incorporated by reference to Exhibit 10.13
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.12           -- Employment Agreement between the Registrant and Kevin W.
                            McAleer. (Incorporated by reference to Exhibit 10.14 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.13           -- Office Lease Agreement dated May 22, 1996, by and between
                            Ellington Field, Ltd., a Texas limited partnership, and
                            IWL. (Incorporated by reference to Exhibit 10.5 to the
                            IWL Registration Statement on Form S-1, as amended, File
                            No. 333-22801.)
         10.14           -- Satellite Information Network Service Agreement dated May
                            1, 1994, by and between IWL and the Information
                            Telegraphy Agency of Russia ITAR-TASS.# (Incorporated by
                            reference to Exhibit 10.9 to the Registration Statement
                            on Form S-1, as amended, of IWL, File No. 333-22801.)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.15           -- Reseller Agreement dated December 31, 1996, by and
                            between Alcatel Network Systems, Inc. and IWL.
                            (Incorporated by reference to Exhibit 10.10 to the
                            Registration Statement on Form S-1, as amended, of IWL,
                            File No. 333-22801.)#
         10.16           -- Form of Service Agreement.*
         10.17           -- Lease Agreement dated November 18, 1996, by and between
                            IWL and CLG, Inc. (Incorporated by reference to Exhibit
                            10.13 to the Registration Statement on Form S-1, as
                            amended, of IWL, File No. 333-22801.)
         10.18           -- Promissory Note dated September 20, 1996 payable by IWL to First Bank and Trust, Cleveland, Texas. (Incorporated
                            by reference to Exhibit 10.15 to the Registration
                            Statement on Form S-1, as amended, of IWL, File No.
                            333-22801.)
         10.19           -- Loan Agreement and Security Agreement dated December 20,
                            1995 between IWL and Marine Midland Business Loans, Inc.
                            (Incorporated by reference to Exhibit 10.16 to the
                            Registration Statement on Form S-1, as amended, of IWL,
                            File No. 333-22801.)
         10.20           -- Second Amendment to Loan and Security Agreement dated as of May 7, 1997, between IWL and Marine Midland Business
                            Loans, Inc. (Incorporated by reference to Exhibit 10.9 to
                            the Registration Statement on Form S-1, as amended, of
                            IWL, File No. 333-22801.)
         10.21           -- Letter Agreement dated February 28, 1997, by and between
                            IWL and Marine Midland Bank as successor-in-interest to
                            Marine Midland Business Loans, Inc. (Incorporated by
                            reference to the Registration Statement on Form S-1, as
                            amended, of IWL, File No. 333-22801.)
         10.22           -- Credit Agreement, dated August 1, 1997, executed by and between IWL and Bank One, Texas, N.A. ("Bank One").
                            (Incorporated by reference to Exhibit 10.22 to the Form
                            10K for the year ending June 30, 1997 of IWL, File No.
                            0-22293.)
         10.23           -- Promissory Note, dated August 1, 1997, in the principal amount of $822,000.00, executed by IWL, and made payable
                            to Bank One. (Incorporated by reference to Exhibit 10.23
                            to the Form 10K of IWL for the year ending June 30, 1997,
                            File No. 0-22293.)
         10.24           -- Promissory Note, dated August 1, 1997, in the principal amount of $605,000.00, executed by IWL, and made payable
                            to Bank One. (Incorporated by reference to Exhibit 10.24
                            to the Form 10-K of IWL for the year ending June 30,
                            1997, File No. 0-22293.)
         10.25           -- Collateral Assignment and Security Agreement, dated
                            August 1, 1997, executed by IWL, as assignor, and Bank
                            One, as assignee. (Incorporated by reference to Exhibit
                            10.25 to the Form 10K of IWL for the year ending June 30,
                            1997, File No. 0-22293.)
         10.26           -- Revolving Credit Agreement, dated August 1, 1997,
                            executed by and between IWL and Bank One. (Incorporated
                            by reference to Exhibit 10.26 to the Form 10K of IWL for
                            the year ending June 30, 1997, File No. 0-22293.)
         10.27           -- Promissory Note, dated August 1, 1997, in the principal amount of $5,000,000.00, executed by IWL, and made
                            payable to Bank One. (Incorporated by reference to
                            Exhibit 10.27 to the Form 10K of IWL for the year ending
                            June 30, 1997, File No. 0-22293.)
         10.28           -- Security Agreement, dated August 1, 1997, executed by
                            IWL, as debtor, and Bank One, as secured party.
                            (Incorporated by reference to Exhibit 10.28 to the Form
                            10K of IWL for the year ending June 30, 1997, File No.
                            0-22293.)
         10.29           -- Amended and Restated Credit Agreement, dated August 28,
                            1997, executed by and between IWL and Bank One.
                            (Incorporated by reference to Exhibit 10.29 to the Form
                            10K of IWL for the year ending June 30, 1997, File No.
                            0-22293.)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.30           -- Promissory Note, dated August 28, 1997, in the principal amount of $1,055,000.00, executed by IWL, and made
                            payable to Bank One. (Incorporated by reference to
                            Exhibit 10.30 to the Form 10K of IWL for the year ending
                            June 30, 1997, File No. 0-22293.)
         10.31           -- Telecommunications Equipment Lease Agreement dated as of
                            June 1, 1997 between IWL and Diamond Offshore Company.
                            (Incorporated by reference to Exhibit 10.4 to the Form
                            10K of IWL for the year ending June 30, 1997, File No.
                            0-22293.)#
         10.32           -- Sublease dated November 22, 1994 by and between
                            Telecommunications and Arkwright Mutual Insurance
                            Company. (Incorporated by reference to Exhibit 10.35 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.33           -- Loan and Security Agreement dated March 14, 1996 by and between Telecommunications and Bank One, as amended.
                            (Incorporated by reference to Exhibit 10.36 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.34           -- Sixth Renewal Extension $2,500,000 Promissory Note dated
                            December 31, 1997 payable by Telecommunications to Bank
                            One. (Incorporated by reference to Exhibit 10.37 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.35           -- Form of CapRock Communications Corp. Commercial
                            Application. (Incorporated by reference to Exhibit 10.41
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.36           -- Form of CapRock Communications Corp. Commercial Agent
                            Application. (Incorporated by reference to Exhibit 10.42
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.37           -- Unlimited Guaranty dated March 9, 1996 by Jere W.
                            Thompson, Jr. for the benefit of Bank One. (Incorporated
                            by reference to Exhibit 10.43 to the Registration
                            Statement on Form S-4, as amended, of the Registrant,
                            File No. 333-57365.)
         10.38           -- Loan Agreement dated July 1, 1996 by and between the
                            Partnership and Bank One. (Incorporated by reference to
                            Exhibit 10.44 to the Registration Statement on Form S-4,
                            as amended, of the Registrant, File No. 333-57365.)
         10.39           -- $10,000,000 Promissory Note dated July 1, 1996 by and
                            between the Partnership and Bank One. (Incorporated by
                            reference to Exhibit 10.45 to the Registration Statement
                            on Form S-4, as amended, of the Registrant, File No.
                            333-57365.)
         10.40           -- Guaranty dated July 1, 1996 by CapRock Systems, Inc. in favor of Bank One. (Incorporated by reference to Exhibit
                            10.46 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-57365.)
         10.41           -- Guaranty dated July 1, 1996 by Mark Langdale in favor of
                            Bank One. (Incorporated by reference to Exhibit 10.47 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.42           -- Guaranty dated July 1, 1996 by Jere W. Thompson, Jr. in favor of Bank One. (Incorporated by reference to Exhibit
                            10.48 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-57365.)
         10.43           -- Form of Note Purchase Agreement by and among the
                            Registrant and various initial purchasers. (Incorporated
                            by reference to Exhibit 10.49 to the Registration
                            Statement on Form S-4, as amended, of the Registrant,
                            File No. 333-57365.)
         10.44           -- Form of Contribution Agreement by the General Partner of
                            the Partnership. (Incorporated by reference to Exhibit
                            10.50 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-57365.)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.45           -- First Amendment to Loan Agreement dated July 1, 1996 by and between the Partnership and Bank One. (Incorporated
                            by reference to Exhibit 10.51 to the Registration
                            Statement on Form S-4, as amended, of the Registrant,
                            File No. 333-57365.)
         10.46           -- Second Amendment to Loan Agreement dated April 29, 1998 by and between the Partnership and Bank One.
                            (Incorporated by reference to Exhibit 10.52 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.47           -- License Agreement dated June 16, 1998 by and between
                            Telecommunications and RiverRock Systems, Ltd.
                            (Incorporated by reference to Exhibit 10.53 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.48           -- Modification Agreement dated as of June 17, 1998 by and between IWL and Bank One. (Incorporated by reference to
                            Exhibit 10.54 to the Registration Statement on Form S-4,
                            as amended, of the Registrant, File No. 333-57365.)
         10.49           -- Promissory Note dated June 17, 1998 executed by IWL
                            payable to the order of Bank One, in the principal amount
                            of $4,000,000.00. (Incorporated by reference to Exhibit
                            10.55 to the Registration Statement on Form S-4, as
                            amended, of the Registrant, File No. 333-57365.)
         10.50           -- Eighth Amendment to Loan and Security Agreement dated as of June 18, 1998 by and between Telecommunications and
                            Bank One. (Incorporated by reference to Exhibit 10.56 to
                            the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.51           -- Renewal and Extension Promissory Note dated as June 18,
                            1998 executed by Telecommunications payable to the order
                            of Bank One, in the principal amount of $7,000,000.00.
                            (Incorporated by reference to Exhibit 10.57 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.52           -- Intercompany Promissory Note dated as of June 18, 1998
                            originally executed by the Partnership payable to the
                            order of Telecommunications in the principal amount of
                            $2,500,000.00 and endorsed by Telecommunications in favor
                            of Bank One. (Incorporated by reference to Exhibit 10.58
                            to the Registration Statement on Form S-4, as amended, of
                            the Registrant, File No. 333-57365.)
         10.53           -- Ninth Amendment to Loan and Security Agreement dated as
                            July 9, 1998 by and between Telecommunications and Bank
                            One. (Incorporated by reference to Exhibit 10.59 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.54           -- Third Amendment to Loan Agreement dated as of June 18,
                            1998 by and between the Partnership and Bank One.
                            (Incorporated by reference to Exhibit 10.60 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.55           -- Fourth Amendment to Loan Agreement dated as of July 9,
                            1998 by and between the Partnership and Bank One.
                            (Incorporated by reference to Exhibit 10.61 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-57365.)
         10.56           -- Form of Escrow Agreement. (Incorporated by reference to
                            Exhibit 10.62 to the Registration Statement on Form S-4,
                            as amended, of the Registrant, File No. 333-57365.)
         10.57           -- Form of Exchange Agent Agreement by and between the
                            Registrant and PNC Bank, National Association.
                            (Incorporated by reference to Exhibit 10.57 to the
                            Registration Statement on Form S-4, as amended, of the
                            Registrant, File No. 333-64699.)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.58           -- Addison Circle One Office Lease Agreement between
                            Champion Addison One Limited Partnership, a limited
                            partnership, as Landlord and the Registrant, as Tenant.
         10.59           -- Form of Carrier Agreement.*
         16.1            -- Letter re: Change in Accountants. (Incorporated by
                            reference to Exhibit 16.1 to the Registration Statement
                            on Form S-4, as amended, of the Registrant, File No.
                            333-57365.)
         21.1            -- Subsidiaries of the Registrant. (Incorporated by
                            reference to Exhibit 21.1 to the Registration Statement
                            on Form S-4, as amended, of the Registrant, File No.
                            333-57365.)
         23.1            -- Consent of KPMG LLP.
         23.2            -- Consent of Burds Reed & Mercer, P.C.
         23.3            -- Consent of Munsch Hardt Kopf & Harr, P.C. (Included in
                            the opinion filed as Exhibit 5.1 to this Registration
                            Statement).
         24.1            -- Power of Attorney (included in the signature page
                            hereto).
         27.1            -- Financial Data Schedule for 1996 and 1998.
         27.2            -- Amended Financial Data Schedule for 1997.

---------------

# Confidential treatment was granted.

*  To be filed by amendment.